UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 22, 2025

Anywhere Real Estate Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35674	20-8050955
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

175 Park Avenue

Madison, NJ 07940

(Address of principal executive offices) (Zip Code)

(973) 407-2000

(Registrant’s telephone number, including area code)

None

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Anywhere Real Estate Inc.	Common Stock, par value $0.01 per share	HOUS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On September 22, 2025, Anywhere Real Estate Inc., a Delaware corporation (the “Company” or “Anywhere”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Compass, Inc., a Delaware corporation (“Compass”) and Velocity Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Compass (“Merger Sub”).

The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Compass.

Merger Consideration

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding as of immediately prior to the Effective Time (other than any shares of Company Common Stock that are owned (i) directly or indirectly, by the Company or by Compass or Merger Sub, or (ii) by any direct or indirect subsidiary of either the Company or Compass, other than Merger Sub) will be converted into the right to receive 1.436 fully paid and nonassessable shares (the “Exchange Ratio”) of class A common stock, par value $0.00001 per share, of Compass (the “Compass Shares”) and, if applicable, cash in lieu of fractional shares (collectively, the “Merger Consideration”). The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes.

If the Merger is consummated, the shares of Company Common Stock will be delisted from the New York Stock Exchange (the “NYSE”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Treatment of Company Equity Awards

On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each outstanding equity award with respect to Company Common Stock will be treated as follows:

•

Company Restricted Stock Units (“Company RSU Awards”), Company Deferred Stock Units (“Company DSU Awards”) and Company Performance Stock Units (“Company PSU Awards”): Each outstanding Company RSU Award, Company DSU Award and Company PSU Award will be canceled and converted into a time-based restricted stock unit award of Compass (each, a “Compass RSU Award”) relating to a number of Compass Shares equal to the number of shares subject to such Company RSU Award, Company DSU Award or Company PSU Award immediately prior to the Effective Time multiplied by the Exchange Ratio, with the same terms and conditions as were applicable to the underlying Company RSU Award, Company DSU Award or Company PSU Award, as applicable. With respect to each Company PSU Award, performance goals will be determined based on the average of any individual performance periods (provided that the average will be no less than the target performance level), without regard to any relative total shareholder return modifier, and based on: (i) for performance periods ending prior to the Effective Time, actual performance, (ii) for in-flight performance periods, actual performance through the Effective Time and extrapolated forecasted performance for the remainder of the performance period and (iii) for performance periods that have not commenced as of the Effective Time, target performance.

•

Company Option Awards (“Company Option Awards”): Each outstanding Company Option Award held by any individual who is not employee of the Company as of immediately prior to the Effective Time will be treated as net exercised and cancelled for the Merger Consideration in respect of each Company Share subject to the Company Option Award, less a number of shares with a value equal to the applicable exercise price. Each other outstanding Company Option Award will be converted into an option to purchase a number of Company Shares equal to the number of shares subject to such Company Option Award immediately prior to the Effective Time multiplied by the Exchange Ratio, at an exercise price equal to the exercise price of the Company Option Award divided by the Exchange Ratio.

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•

Company Performance-Vesting Cash Awards and Time-Vesting Cash Awards: Each performance-vesting cash award and time-vesting cash award of the Company will be assumed by Compass and continue to be subject to the same terms and conditions (including vesting and accelerated vesting); provided that any performance goals applicable to the performance-vesting cash awards will be deemed achieved in the same manner as described above with respect to Company PSU Awards.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties of both the Company, on the one hand, and Compass and Merger Sub, on the other hand, and the parties have agreed to customary covenants, including, among others, relating to (i) the conduct of the Company’s and Compass’s respective businesses during the period between the execution of the Merger Agreement and the Effective Time, (ii) the obligation of the Company to call a meeting of its stockholders to approve the adoption of the Merger Agreement and the obligation of Compass to call a meeting of its stockholders to approve the issuance of Compass Shares in connection with the Merger and (iii) the Company’s and Compass’s respective non-solicitation obligations related to alternative business combination proposals.

The Merger Agreement provides that the Company and Compass are required to use reasonable best efforts to obtain antitrust and other required regulatory approvals in order to consummate the transactions contemplated by the Merger Agreement, subject to certain limitations as set forth in the Merger Agreement.

Recommendation of the Company’s Board of Directors

The Company’s board of directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the Company’s stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

Conditions to Completing the Merger

The completion of the Merger is subject to the satisfaction or waiver of certain customary conditions, including: (a) the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”); (b) the approval of the issuance of Compass Shares in connection with the Merger by the affirmative vote of the holders of at least a majority of the outstanding shares of Compass common stock entitled to vote thereon and represented at the Compass stockholders’ meeting (the “Compass Stockholder Approval”); (c) the authorization for listing on the NYSE of the Compass Shares to be issued in the Merger; (d) the effectiveness of the registration statement to be filed by Compass with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the Compass Shares to be issued in the Merger; (e) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (f) the absence of an injunction, order or law prohibiting the Merger; (g) the accuracy of the parties’ respective representations and warranties, subject to materiality standards set forth in the Merger Agreement; and (h) material compliance by each party with its respective obligations under the Merger Agreement.

Termination Rights and Fees

The Merger Agreement contains termination rights for each of the Company and Compass, including that either party may terminate the Merger Agreement: (a) if, subject to certain limitations, the Merger has not closed by September 22, 2026, subject to three automatic extensions of three months each if on each such date all of the closing conditions, except those relating to regulatory approvals have been satisfied or waived (as such date may be extended

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in accordance with the terms of the Merger Agreement, the “Outside Date”); (b) if there exists a final and nonappealable law or order prohibiting the Merger; (c) if, in the case of termination by Compass, there is a failure to receive the Company Stockholder Approval or, in the case of termination by the Company, there is a failure to receive the Compass Stockholder Approval; (d) in the event of a material uncured breach by the other party of its representations, warranties, covenants or other agreements under the Merger Agreement; and (e) if, in the case of termination by Compass, the board of directors of the Company changes its recommendation in favor of the Merger or, in the case of termination by the Company, the board of directors of Compass changes its recommendation in favor of the issuance of Compass Shares in connection with the Merger.

Upon termination of the Merger Agreement under certain specified circumstances, a termination fee of $200 million will be payable by the Company or Compass, as applicable. In addition, upon termination of the Merger Agreement because certain required regulatory clearances are not obtained before the Outside Date or if the Merger is permanently enjoined, Compass will be required to pay the Company a termination fee of $350 million.

The Merger Agreement also provides that either party may seek to compel the other party to specifically perform its obligations under the Merger Agreement.

Important Statement Regarding the Merger Agreement

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, in this Current Report on Form 8-K is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about the Company, Compass or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Compass’s respective public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the Company or Compass filed or will file with the SEC.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Robert L. Reffkin, chairman of the board of directors and Chief Executive Officer of Compass, and certain funds affiliated with Mr. Reffkin, who collectively hold and have the power to vote or direct the voting of approximately 29.6% of the issued and outstanding voting power of Compass common stock (the “Subject Compass Shares”), entered into a voting and support agreement (the “Compass Support Agreement”) pursuant to which, among other things, Mr. Reffkin and such funds have agreed, subject to the terms of the Compass Support Agreement, to (i) vote the Subject Compass Shares in favor of the approval of the issuance of Compass Shares in connection with the Merger and (ii) not transfer the Subject Compass Shares, with certain limited exceptions. The Compass Support Agreement will terminate upon the earlier of the termination of the Merger Agreement and the Effective Time.

Concurrently with the execution and delivery of the Merger Agreement, certain funds and accounts managed or advised by Angelo, Gordon & Co., L.P. that collectively hold and have the power to vote or direct the voting of approximately 8.7% of the Company Common Stock (the “Subject Company Shares”) entered into a voting and support agreement (the “Company Support Agreement”) pursuant to which, among other things, such funds and

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accounts have agreed, subject to the terms of the Company Support Agreement, to (i) vote the Subject Company Shares in favor of the adoption of the Merger Agreement and (ii) not transfer the Subject Company Shares, with certain limited exceptions. The Company Support Agreement will terminate upon the earlier of the termination of the Merger Agreement and the Effective Time.

The foregoing descriptions of the Compass Support Agreement and the Company Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Compass Support Agreement and the Company Support Agreement, which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

Item 8.01.	Other Events.

On September 22, 2025, the Company and Compass issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit

Exhibit 2.1*	Agreement and Plan of Merger, by and among Compass, Inc., Anywhere Real Estate Inc. and Velocity Merger Sub, Inc., dated September 22, 2025

Exhibit 10.1	Voting and Support Agreement, by and among Compass, Inc., Anywhere Real Estate Inc., Robert L. Reffkin, Ruth Reffkin Family Trust, 2021 Reffkin Remainder Interest Trust, Reffkin Investment I Corp., Reffkin Investment II Corp. and Reffkin 2022 Family Trust, dated September 22, 2025

Exhibit 10.2	Voting and Support Agreement, by and among Compass, Inc., Anywhere Real Estate Inc., AG MM, L.P., AG Arts Credit Fund, L.P., AG Capital Solutions SMA One, L.P., AG Credit Solutions Non-ECI Master Fund, L.P., AG Credit Solutions Master Fund II A, L.P., AG Corporate Credit Opportunities Fund, L.P., AG Cataloochee LP, AG POTOMAC FUND, L.P. and AG Super Fund Master, L.P., dated September 22, 2025

Exhibit 99.1	Joint press release, dated September 22, 2025

Exhibit 104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document

*

Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC. The Company agrees to furnish supplementally a copy of any omitted annexes, schedules or exhibits to the SEC upon request.

Cautionary Disclosure Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the expected timeline; and the ability to satisfy all closing conditions. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ

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materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, Anywhere or Compass express an expectation or belief as to future results or events, it is based on Anywhere and/or Compass’s current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Anywhere nor Compass can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Compass’s and Anywhere’s ability to consummate the proposed transaction on the expected timeline or at all; Compass’s and Anywhere’s ability to obtain the necessary regulatory approval in a timely manner and the risk that such approval is not obtained or is obtained subject to conditions that are not anticipated; Compass’s or Anywhere’s ability to obtain approval of the stockholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Anywhere or Compass to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Compass’s and Anywhere’s ability to retain agents and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Compass’s ability to integrate Anywhere promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Anywhere’s or Compass’s ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Anywhere’s and Compass’s reports filed with the SEC, including Anywhere’s and Compass’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Joint Proxy Statement/Prospectus that will be included in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Anywhere’s or Compass’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Anywhere or Compass operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Current Report on Form 8-K. Neither Anywhere nor Compass assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this Current Report on Form 8-K nor the continued availability of this Current Report on Form 8-K in archive form on Anywhere’s or Compass’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between the Company and Compass, the Company and Compass will file relevant materials with the SEC, including a registration statement on Form S-4 filed by Compass (the “Registration Statement”) that will include a joint proxy statement of Compass and the Company that also constitutes a prospectus of Compass (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders

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of the Company and stockholders of Compass seeking their approval of the proposed transaction and other related matters. Each of the Company and Compass may also file other relevant documents with the SEC regarding the proposed transaction. This Current Report on Form 8-K is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that the Company or Compass (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COMPASS AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about the Company or Compass, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://ir.anywhere.re/financials/sec-filings/default.aspx or by contacting the Company’s investor relations contact at investor.relations@anywhere.re. Copies of the documents filed with the SEC by Compass will be available free of charge on Compass’s internet website at https://investors.compass.com/financials/sec-filings/default.aspx or by contacting Compass’s investor relations contact at investorrelations@compass.com. The information included on, or accessible through, the Company’s website or Compass’s website is not incorporated by reference into this Current Report on Form 8-K.

Participants in the Solicitation

Anywhere, Compass, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Anywhere is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 24, 2025 (the “Anywhere Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 7, 2025. Please refer to the sections captioned “Compensation of Independent Directors,” “Independent Director Stock Ownership Guidelines,” “Ownership of our Common Stock” and “Executive Compensation” in the Anywhere Annual Meeting Proxy Statement. To the extent holdings of such participants in Anywhere’s securities have changed since the amounts described in the Anywhere Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1398987&owner=exclude under the tab “Ownership Disclosures.” Information about the directors and executive officers of Compass is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 4, 2025 (the “Compass Annual Meeting Proxy Statement”) and in its Form 8-K, which were filed with the SEC on May 29, 2025, July 30, 2025 and September 9, 2025. Please refer to the sections captioned “Security Ownership of Certain Beneficial Owners and Management” and “Compensation Tables” in the Compass Annual Meeting Proxy Statement. To the extent holdings of such participants in Compass’s securities have changed since the amounts described in the Compass Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001563190&owner=only. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and the other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANYWHERE REAL ESTATE INC.

Date: September 22, 2025	By:	/s/ Marilyn J. Wasser
	Name:	Marilyn J. Wasser
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

COMPASS, INC.,

VELOCITY MERGER SUB, INC.

and

ANYWHERE REAL ESTATE INC.

Dated as of September 22, 2025

-i-

4.14	Intellectual Property	40
4.15	Real Property	41
4.16	Environmental Matters	42
4.17	Material Contracts	43
4.18	Insurance	44
4.19	Opinion of Financial Advisor	45
4.20	Brokers	45
4.21	Related Party Transactions	45
4.22	Takeover Laws	45
4.23	Company Agents	45
4.24	Escrow and Trust Accounts	46
4.25	Franchise Matters	46
4.26	No Additional Representations	47

ARTICLE V
REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

5.1	Organization, Standing and Power	48
5.2	Capital Structure	48
5.3	Authority; No Violations; Consents and Approvals	49
5.4	Consents	50
5.5	SEC Documents; Financial Statements	51
5.6	Absence of Certain Changes or Events	52
5.7	No Undisclosed Material Liabilities	52
5.8	Information Supplied	52
5.9	Parent Permits; Compliance with Applicable Law	52
5.10	Taxes	53
5.11	Litigation	54
5.12	Ownership of Company Common Stock	54
5.13	Business Conduct	54
5.14	Sufficiency of Funds	54
5.15	No Additional Representations	54

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1	Conduct of Company Business Pending the Merger	55
6.2	Conduct of Parent Business Pending the Merger	60
6.3	Control of Business	61
6.4	No Solicitation by the Company	61
6.5	No Solicitation by Parent	67
6.6	Preparation of Joint Proxy Statement and Registration Statement	72
6.7	Stockholders Meetings	73
6.8	Access to Information	76
6.9	Regulatory Efforts	77
6.10	Employee Matters	81
6.11	Indemnification; Directors’ and Officers’ Insurance	83

-ii-

6.12	Transaction Litigation	85
6.13	Public Announcements	85
6.14	Reasonable Best Efforts	86
6.15	Advice of Certain Matters; Notifications	86
6.16	Section 16 Matters	87
6.17	Stock Exchange Listing and Delistings	87
6.18	Existing Credit Agreement	87
6.19	Tax Matters	88
6.20	Takeover Laws	89
6.21	Obligations of Merger Sub	89
6.22	Resignations	89
6.23	Non-Solicit	89
6.24	Financing Cooperation	90
6.25	ABS Facility	94
6.26	Scheduled Operating Covenants	94
6.27	Company Debt Agreements	94

ARTICLE VII
CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Consummate the Merger	95
7.2	Additional Conditions to Obligations of Parent and Merger Sub	95
7.3	Additional Conditions to Obligations of the Company	96

ARTICLE VIII
TERMINATION

8.1	Termination	97
8.2	Notice of Termination; Effect of Termination	99
8.3	Expenses and Other Payments	100

ARTICLE IX
GENERAL PROVISIONS

9.1	Schedule Definitions	102
9.2	Survival	102
9.3	Notices	103
9.4	Rules of Construction	103
9.5	Counterparts	105
9.6	Entire Agreement; No Third-Party Beneficiaries	105
9.7	Governing Law; Venue; Waiver of Jury Trial	106
9.8	Severability	107
9.9	Assignment	107
9.10	Affiliate Liability	107
9.11	Specific Performance	108
9.12	Amendment	108
9.13	Extension; Waiver	108
9.14	Financing Sources Provisions	109

-iii-

Annex A	Form of Company Voting and Support Agreement
Annex B	Form of Parent Voting and Support Agreement
Annex C	Form of Certificate of Incorporation of the Surviving Corporation

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 22, 2025 (this “Agreement”), among Compass, Inc., a Delaware corporation (“Parent”), Velocity Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Anywhere Real Estate Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the Company and the holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger and directed that such matter be submitted for consideration at the Company Stockholders Meeting;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), by unanimous written consent, (i) determined that this Agreement and the transactions contemplated hereby, including the issuance of the shares of Class A common stock of Parent, par value $0.00001 per share (“Parent Class A Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent and the holders of Parent Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance and directed that such matter be submitted for consideration at the meeting of the stockholders of Parent to consider the approval of the Parent Stock Issuance (including any postponement, adjournment or recess thereof, the “Parent Stockholders Meeting”);

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and Merger Sub’s sole stockholder and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, will approve and adopt this Agreement promptly following its execution;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, (i) Robert Reffkin, (ii) Reffkin Investment II Corp., (iii) Reffkin 2022 Family Trust, (iv) Reffkin Investment I Corp., (v) 2021 Reffkin Remainder Interest Trust and (vi) Ruth Reffkin Family Trust (collectively, the “Company Support Parties”) are each entering into a voting and support agreement with the Company and Parent (the “Company Voting and Support Agreement ”) in the form appended hereto as Annex A, pursuant to which, among other things, each Company Support Party is agreeing, subject to the terms of the Company Voting and Support Agreement, to vote all shares of Parent Common Stock it owns in the manner set forth in the Company Voting and Support Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain funds and accounts managed or advised by Angelo, Gordon & Co., L.P. are entering into a voting and support agreement with Parent and the Company (the “Parent Voting and Support Agreement”) in the form appended hereto as Annex B, pursuant to which, among other things, such funds and accounts are agreeing, subject to the terms of the Parent Voting and Support Agreement, to vote all shares of Company Common Stock it owns in the manner set forth in the Parent Voting and Support Agreement;

WHEREAS, Parent and the Company desire to effect a strategic business combination on the terms and subject to the conditions set forth herein; and

WHEREAS, for U.S. federal (and applicable state and local) income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the following meanings:

“ABS Facility” means (i) the Existing ABS Facility (including, for the avoidance of doubt, any extension thereof entered into pursuant to Section 6.25) and (ii) any ABS Refinancing Facility entered into pursuant to Section 6.25.

“ABS Facility Documents” means the Existing ABS Facility Documents and any ABS Refinancing Facility Documents.

“ABS Refinancing Facility” has the meaning set forth in Section 6.25(a) hereof.

“ABS Refinancing Facility Documents” means the definitive documents entered into by the Company or any of its Subsidiaries in connection with any ABS Refinancing Facility.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means any Person that is, or at any relevant time has been or would be, under common control or otherwise treated as a single employer with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Anti-Corruption Laws” means any applicable law for the prevention or punishment of public or commercial corruption or bribery, including the U.S. Foreign Corrupt Practices Act and any other applicable anti-corruption or anti-bribery law of any other applicable jurisdictions where the Company and its Subsidiaries conduct business, conduct financial transactions or own assets.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Business Financial Statements” means (i) audited consolidated balance sheets of the Company and its Subsidiaries, and the related audited statements of operations, comprehensive (loss) income, cash flows and equity of the Company and its Subsidiaries and related notes to financial statements for (A) the fiscal years ended December 31, 2024 and December 31, 2023 (which Parent hereby acknowledges receiving) and (B) any subsequent fiscal year (x) with respect to Section 6.24(a)(i), ended not earlier than 75 days prior to the date such information is requested pursuant to such section, and (y) with respect to Section 6.24(b), ended at least 90 days prior to the Closing Date, and in each case, the audit report of the Company’s independent auditors related thereto (which Parent hereby acknowledges receiving for the two years ended December 31, 2024); and (ii) an unaudited condensed consolidated balance sheet and related statements of operations, cash flows and comprehensive income (loss) of the Company and its Subsidiaries and related notes to financial statements for any subsequent fiscal quarter (other than, in each case, the fourth quarter of any fiscal year) (x) with respect to Section 6.24(a)(i), ended not earlier than 45 days prior to the date such information is requested pursuant to such section, and (y) with respect to Section 6.24(b), ended at least 45 days prior to the Closing Date, and for the comparable period of the prior fiscal year, reviewed by the Company’s independent auditor in accordance with Accounting Standard AU 722 (which Parent hereby acknowledges receiving for each fiscal quarter ended on or prior to June 30, 2025).

“Clean Team Agreement” means the Clean Team Confidentiality Agreement, dated as of August 8, 2025, between Parent and the Company.

“Company Agent” means the real estate agents associated with the Company, its Subsidiaries and franchisees of the foregoing.

“Company Competing Proposal” means any bona fide contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and its

Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that, if consummated, would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 20% or more of the Company’s and its Subsidiaries’ combined assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months.

“Company Owned IP” means all Intellectual Property owned by the Company or its Subsidiaries.

“Company Plan” means an Employee Benefit Plan sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Organizational Documents of the Company.

“Company Superior Proposal” means a bona fide written Company Competing Proposal that was not the result or effect of a violation of Section 6.4, is made by a Person that is not an Affiliate of the Company, and is made after the date of this Agreement (with references in the definition thereof to “20% or more” being deemed to be replaced with references to “all or substantially all”) that, in the good faith determination of the Company Board, after consultation with its outside legal and financial advisors, (a) is more favorable to the Company’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise) and (b) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of and conditions to closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board.

“Company Termination Fee” means $200,000,000.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Default” means a “Default” under and as defined in any of the Existing 5.250% Senior Notes Indenture, the Existing 5.750% Senior Notes Indenture, the Existing 7.000% Senior Secured Second Lien Notes Indenture or the Existing 9.750% Senior Secured Second Lien Notes Indenture.

“DTC” means The Depositary Trust Company.

“Economic Sanctions/Trade Laws” means all applicable laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any governmental body, agency, authority or entity targeting countries, territories, entities or persons, including the United States and any such applicable laws of other jurisdiction where the Company and its Subsidiaries conduct business, conduct financial transaction or own assets. For the avoidance of doubt, the applicable laws referenced in the foregoing sentence include (a) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, or any regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control law applicable to U.S.-origin goods, technology, or software, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time and (b) any U.S. sanctions related to or administered by the U.S. Department of State.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity, or appreciation rights plan, collective bargaining agreement, bonus, incentive, vacation, paid time off or holiday pay, retention, severance, deferred compensation, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income, individual offer letter, consulting, employment, and any other benefit or compensation plan, agreement, arrangement, program, practice, policy or understanding, including for any present or former director, employee or contractor, other than those plans, programs, or arrangements that are maintained by a Governmental Entity to which the Company or such of its Subsidiaries are required to contribute pursuant to applicable Law.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of Hazardous Materials into the environment) in effect as of the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Event of Default” means an “Event of Default” under and as defined in any of the Existing 5.250% Senior Notes Indenture, the Existing 5.750% Senior Notes Indenture, the Existing 7.000% Senior Secured Second Lien Notes Indenture or the Existing 9.750% Senior Secured Second Lien Notes Indenture.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Information” means any (i) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, including any required by FASB Accounting Standards Codification Topic 280, (ii) financial information that the Company or its Affiliates do not maintain in the ordinary course of business, (iii) any financial statements other than the Business Financial Statements or any financial data or financial information (including selected financial data) for any period earlier than the year ended December 31, 2023, (iv) information not reasonably available to the Company or under its current reporting systems, (v) any description of the Financing (including any such descriptions to be included in liquidity and capital resources disclosure and any “description of notes” or “plan of distribution”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a bank financing or debt securities issued pursuant to Rule 144A promulgated under the Securities Act, as applicable, or in a customary registration statement and related prospectus for an equity offering registered under the Securities Act, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (vi) any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments related to the Transactions or any pro forma or projected information or pro forma financial statements (without limitation of the Company’s obligations pursuant to Sections 6.6(a) or 6.24(a)(vii) to assist Parent in its preparation of pro forma financial statements), (vii) risk factors relating to, or any description of, all or any component of the Financing contemplated thereby, (viii) projections or monthly financial statements, (ix) solely in the case of a financing under Rule 144A under the Securities Act, other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A under the Securities Act in a “Rule 144A-for-life” offering or (x) historical financial statements or other information required by, Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act in each case, as applied to the Company; any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act or XBRL exhibits; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A.

“Existing 0.250% Exchangeable Senior Notes” means the 0.250% Exchangeable Senior Notes due 2027 issued by Anywhere Real Estate Group LLC and Anywhere Co-Issuer Corp. pursuant to the Existing 0.250% Exchangeable Senior Notes Indenture.

“Existing 0.250% Exchangeable Senior Notes Derivative Transactions” means the Existing 0.250% Exchangeable Senior Notes Hedges and Existing 0.250% Exchangeable Senior Notes Warrants.

“Existing 0.250% Exchangeable Senior Notes Hedges” means collectively, the Note Hedge Confirmations entered into by Anywhere Real Estate Group LLC on or about March 27, 2021 with each of JP Morgan Chase Bank, National Association; Goldman Sachs & Co. LLC; Barclays Bank PLC; Bank of Montreal; Nomura Global Financial Products Inc. and Bank of America, N.A.

“Existing 0.250% Exchangeable Senior Notes Indenture” means the Indenture, dated as of June 2, 2021, among Anywhere Real Estate Group LLC and Anywhere Co-Issuer Corp. as issuers, the guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee, as amended, supplemented or otherwise modified from time to time.

“Existing 0.250% Exchangeable Senior Notes Warrants” means collectively, the Warrant Confirmations entered into by the Company on or about March 27, 2021 with each of JP Morgan Chase Bank, National Association; Goldman Sachs & Co. LLC; Barclays Bank PLC; Bank of Montreal; Nomura Global Financial Products Inc. and Bank of America, N.A.

“Existing 5.250% Senior Notes Indenture” means the Indenture, dated as of January 10, 2022, among Anywhere Real Estate Group LLC and Anywhere Co-Issuer Corp. as issuers, the Company as holdings, the guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee, as amended, supplemented or otherwise modified from time to time.

“Existing 5.750% Senior Notes Indenture” means the Indenture, dated as of January 11, 2021, among Anywhere Real Estate Group LLC and Anywhere Co-Issuer Corp. as issuers, the Company as holdings, the guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee, as amended, supplemented or otherwise modified from time to time.

“Existing 7.000% Senior Secured Second Lien Notes Indenture” means the Indenture, dated as of August 24, 2023, among Anywhere Real Estate Group LLC and Anywhere Co-Issuer Corp. as issuers, the Company as holdings, the guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A. as trustee and collateral agent, as amended, supplemented or otherwise modified from time to time.

“Existing 9.750% Senior Secured Second Lien Notes Indenture” means the Indenture, dated as of June 26, 2025, among Anywhere Real Estate Group LLC and Anywhere Co-Issuer Corp. as issuers, the Company as holdings, the guarantors thereto, and Wilmington Trust, National Association as trustee and collateral agent, as amended, supplemented or otherwise modified from time to time.

“Existing ABS Facility” means the facility contemplated by the Existing ABS Facility Documents.

“Existing ABS Facility Documents” means the Apple Ridge Documents as defined in the Existing 9.750% Senior Secured Second Lien Notes Indenture.

“Existing Credit Agreement” means the Amended and Restated Credit Agreement, dated as of March 5, 2013, among Anywhere Intermediate Holdings LLC as holdings, Anywhere Real Estate Group LLC as the borrower, the lenders and issuing banks from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended by the First Amendment, dated as of March 10, 2014, as amended by the Second Amendment, dated as of October 23, 2015, as amended by the Third Amendment, dated as of July 20, 2016, as amended by the Fourth Amendment, dated as of January 23, 2017, as amended by the Fifth Amendment, dated as of February 8, 2018, as amended by the Sixth Amendment, dated as of February 8, 2018, as amended by the 2019 Incremental Assumption Agreement, dated as of March 7, 2019, as amended by the Eighth Amendment, dated as of August 2, 2019, as amended by the Ninth Amendment, dated as of July 24, 2020, as amended by the Tenth Amendment, dated as of January 27, 2021, as amended by the Eleventh Amendment, dated as of July 27, 2022 and as otherwise amended, supplemented, restated, refinanced, replaced or otherwise modified from time to time.

“Existing Senior Notes Indentures” means, collectively, the Existing 9.750% Senior Secured Second Lien Notes Indenture, the Existing 7.000% Senior Secured Second Lien Notes Indenture, the Existing 5.750% Senior Notes Indenture and the Existing 5.250% Senior Notes Indenture.

“FDD” means a franchise disclosure document prepared in accordance with the FTC Rule, or other Franchise Law, and used by the Company or any of its Subsidiaries, and provided to any prospective Franchisee in connection with the offer or sale of Franchises.

“Financing Entities” means the Financing Sources, together with their Affiliates, their and their Affiliates’ current or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners and their successors and permitted assigns.

“Financing Sources” means the debt financing providers (including each agent and arranger) that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Financing consisting of debt financing, including any lenders, financial institutions, arrangers or bookrunners and the parties to any commitment letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto; provided, that neither Parent nor any Affiliate thereof shall be a Financing Source.

“Franchise” means any commercial business arrangement of any of the Franchise Systems that are defined as a “franchise” under the FTC Rule or any applicable Laws and that is owned or operated pursuant to a Franchise Agreement.

“Franchise Agreement” means any contract pursuant to which one Person grants or has granted any Person the right or option (whether or not subject to certain qualifications or conditions) to develop, establish, license, acquire or operate any Franchise Business, including franchise agreements, license agreements, area development agreements, multi-unit license or franchise agreements, participating broker agreements, master license or franchise agreements, area representative agreements, or any other form of agreement granting the right or option to develop, operate or acquire a Franchise in any location, area or territory.

“Franchise Business” means a business to which a Person has been granted the right to operate pursuant to a Franchise Agreement with the Company or any of its Subsidiaries with respect to one or more of the Franchise Systems.

“Franchise Laws” means the FTC Rule and any other Laws (including the Laws of any state in the United States and any national, state, provincial, or local Governmental Entity) governing the Company’s and any of its Subsidiaries’ offer and sale of Franchises, business opportunities, seller-assisted marketing plans or similar arrangements, or governing the relationship of the parties to a Franchise arrangement, including in the areas of terminating, failing to renew, and transferring that arrangement or agreement.

“Franchise System” means each of the franchise systems developed and currently or formerly operated by any Company or Subsidiary that is or was a Franchisor, including the following brands, “Better Homes and Gardens”, “Century 21 Real Estate”, “Coldwell Banker”, “Coldwell Banker Commercial”, “Corcoran Group”, “ERA Real Estate”, and “Sotheby’s International Realty”.

“Franchisor” means a person who owns, or has the rights to use and license others to use, a Franchise System, and grants Franchises for such Franchise Systems, and/or provides services and assistance to Franchisees of such Franchise System.

“FTC Rule” means the U.S. Federal Trade Commission regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 C.F.R. Part 436.1 et seq.

“Governmental Entity” means any court, governmental, regulatory or administrative agency, council or commission, public arbitrator or arbitral body, or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law due to its dangerous or deleterious properties or characteristics; and (b) asbestos-containing materials, whether in a friable or non-friable condition, lead-containing material, polychlorinated biphenyls, naturally occurring radioactive materials or radon.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money (including notes, bonds, debentures, mortgages, or other debt securities (whether asset-backed or otherwise) or similar instruments, in each case, to the extent evidencing indebtedness of such Person for borrowed money); (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent that such obligations are required to be classified and accounted for as a finance lease on a balance sheet of such Person under GAAP; and (e)

indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person or as to which such Person otherwise provides credit support; provided, however, that Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, whether registered or unregistered, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common law rights and goodwill associated with the foregoing and symbolized thereby) (the items in this clause (b), collectively, “Trademarks”); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common law and moral rights therein, rights in software, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in confidential or proprietary information, including designs, formulations, algorithms, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs and rights in social media handles; and (f) all other similar or equivalent intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge, after due inquiry, of (a) in the case of the Company, the individuals listed on Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed on Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, act, statute, rule, regulation, ordinance, code, judgment, order, injunction, ruling, treaty, convention, governmental directive or decree or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means when used with respect to any Party, any fact, circumstance, effect, condition, change, event or development (“Effect”) that, individually or taken together with all other Effects, (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions, or (b) has, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), assets, operations, liabilities, or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that with respect to clause (b) only, no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries, and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) conditions (or changes in such conditions) in the industries in which the Party and its Subsidiaries operate, other than changes in Law which are governed by clause (ix);

(iv) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disaster or weather conditions;

(vi) any epidemic, pandemic or disease outbreak or other public health condition, or any other force majeure event, or any escalation or worsening of such conditions;

(vii) the execution, announcement or performance of this Agreement, or the public announcement or pendency or consummation of the Transactions (including the identity of the Parties or their respective Affiliates), including the impact thereof on the relationships of the Parties with their employees, independent contractors, agents, franchisees, partnerships, customers, suppliers, distributors, agents, brokers, partners, service providers or Governmental Entities (which shall, for the avoidance of doubt, include with respect to the Company, any loss or reduction of engagement with Company Agents, including any such Company Agents who subsequently become engaged by Parent or any of its Affiliates);

(viii) compliance with the express terms of, or the taking of any action expressly required by this Agreement (including the failure of such Party to take any action that such Party is expressly prohibited by the terms of the Agreement from taking or which such Party did not take on account of withheld consent from the other Party in circumstances where the other Party’s consent is required prior to the taking of such action under this Agreement);

(ix) changes after the date of this Agreement in Law or other legal or regulatory conditions applicable to such Party or its assets or operations after the date of this Agreement, or the enforcement or interpretation thereof, or changes after the date of this Agreement in applicable GAAP or other accounting standards;

(x) any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts, circumstances, effects, changes, events or developments giving rise to or contributing to such changes or failures (unless excepted under the other clauses of this definition) may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

(xi) any downgrade in rating by Moody’s Investor Service, S&P Global Ratings or Fitch Ratings of any Indebtedness or debt securities of a Party or any of its Subsidiaries (it being understood that the facts, circumstances, effects, changes, events or developments giving rise to or contributing to such downgrade may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); and

(xii) any Proceedings commenced by a Governmental Entity after the date hereof under Antitrust Law in relation to the Merger or the Transactions;

provided, however, that except to the extent that such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (vi) and (ix) are materially and disproportionately adverse to such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the industries in which such Party and its Subsidiaries operate, in which case only the incremental material disproportionate impact shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur.

“Merger Consideration Value” means the product of (x) the Exchange Ratio multiplied by (y) the Parent Closing Price.

“Money Laundering Laws” means any applicable law or regulation governing financial recordkeeping and reporting requirements where the Company and its Subsidiaries conduct business, conduct financial transactions or own assets, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986 and the USA PATRIOT Act of 2011.

“Net Share” means, with respect to a Company Option Award, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Merger Consideration Value over the per share exercise price of such Company Option Award, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option Award immediately prior to the Effective Time, by (b) the Parent Closing Price.

“NYSE” means the New York Stock Exchange.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business of such Person consistent with past practice.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person, the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent and Merger Sub, and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Class B Common Stock” means the shares of Class B common stock of Parent, par value $0.00001 per share.

“Parent Class C Common Stock” means the shares of Class C common stock of Parent, par value $0.00001 per share.

“Parent Common Stock” means the Parent Class A Common Stock, Parent Class B Common Stock and Parent Class C Common Stock.

“Parent Competing Proposal” means any bona fide contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with the Company or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 30% or more of Parent’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 30% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that, if consummated, would result in any Person or group beneficially owning 30% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors, or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries whose business constitutes 30% or more of the Company’s and its Subsidiaries’ combined assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months.

“Parent Plan” means an Employee Benefit Plan sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Affiliates or under or with respect to which Parent or any of its Affiliates has any current or contingent liability or obligation.

“Parent Preferred Stock” means the shares of preferred stock of Parent, par value $0.00001 per share.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of a majority of shares of Parent Common Stock entitled to vote thereon and represented in person or by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Superior Proposal” means a bona fide written Parent Competing Proposal that was not the result or effect of a violation of Section 6.5, is made by a Person that is not an Affiliate of Parent and is made after the date of this Agreement (with references in the definition thereof to “30% or more” being deemed to be replaced with references to “all or substantially all”) that, in the good faith determination of the Parent Board, after consultation with its outside legal and financial advisors, (a) is more favorable to Parent’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by the Company in response to such proposal or otherwise) and (b) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing and conditions to closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Parent Board.

“Parent Termination Fee” means $200,000,000.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means any Encumbrance (a) for Taxes or governmental assessments, charges or claims of payment not yet due or that is being contested in good faith and for which reserves are reflected in the applicable financial statements included in the Company SEC Documents or Parent SEC Documents (as applicable) in accordance with GAAP; (b) which is a carriers’, mechanic’s, materialmen’s, repairmen’s or other similar Encumbrance arising in the Ordinary Course; (c) which is an easement or right-of-way affecting title to real estate or zoning, entitlement or other land use or environmental regulation by any Governmental Entity; (d) which is a statutory or common law Encumbrance to secure landlords, lessors or renters under leases or rental agreements; (e) which is imposed on the underlying fee interest in real property subject to a real property lease; (f) which is a non-exclusive license of Intellectual Property granted in the Ordinary Course; (g) created under federal, state or foreign securities laws; (h) granted pursuant to (i) the Existing Credit Agreement or the “Loan Documents” as defined therein, (ii) the Existing 7.000% Senior Secured Second Lien Notes Indenture or the “Collateral Documents” as defined therein, (iii) the Existing 9.750% Senior Secured Second Lien Notes Indenture or the “Collateral Documents” as defined therein or (iv) the ABS Facility Documents and (i) which does not materially impair the existing use of the assets or property (other than Intellectual Property) of the Company or Parent, as applicable, or their respective affected Subsidiaries.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual or household and any other “personal information,” “personal data,” “personally identifiable information,” “sensitive personal information,” or any similar term as defined under any applicable Laws.

“Privacy and Security Requirements” means, to the extent applicable to the Company or its Subsidiaries and to the extent pertaining to the privacy, security, collection, access, use, modification, sharing, selling, transferring, or other processing of Personal Information, all: (a) Laws, (b) industry standards applicable to the industries in which the Company or any of its Subsidiaries operate, (c) provisions of contracts under which the Company or any of its Subsidiaries is a party or is otherwise bound and (d) the Company’s or any of its Subsidiaries’ written policies.

“Proceeding” means any claim (including a claim of a violation of applicable Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at law or in equity by or before any Governmental Entity or arbitration panel, in each case whether civil, criminal, administrative, investigative or otherwise.

“Regulatory Termination Fee” means $350,000,000.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sanctions Target” means (a) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, which, as of the date of this Agreement, are Iran, Cuba, Syria, North Korea, the Crimea region or the so-called Donetsk or Luhansk People’s Republics, (b) a person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctioned persons lists published by OFAC, or any equivalent list of sanctioned persons issued by the U.S. Department of State, (c) a person that is located or resident in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws or (d) an entity owned 50% or more or, where relevant under applicable Economic Sanctions/Trade Laws, controlled by, a country or territory identified in clause (a) or person in the foregoing clause (b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its Subsidiaries, including for the avoidance of doubt with respect to the Company, Apple Ridge Funding, LLC.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, including Section 203 of the DGCL.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information, claim for refund, amended return, election, declarations, disclosures, estimates, or declaration of estimated Taxes) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all taxes and similar charges, duties, levies or other assessments of any kind, including, but not limited to, income, windfall or other profits, franchise, business, occupation, gross receipts, transfer, stamp, employment, unemployment, occupancy, license, severance, payroll, disability, social security, capital, production, environmental, conservation, fuel, customs, duty, tariff, net worth, ad valorem, excise, property, sales, use, inventory, production, registration, documentary, property, withholding, estimated, alternative, add-on minimum, turnover, and value added taxes imposed by any Governmental Entity, including interest, penalties, and additions to tax imposed with respect thereto.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Taxes.

“Termination Fees” means the Company Termination Fee, the Parent Termination Fee and the Regulatory Termination Fee.

“Transactions” means the Merger and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Treasury Regulations” means the regulations promulgated under the Code.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Law.

“Willful and Material Breach” means a material breach (or the committing of a material breach) of this Agreement, or material failure to perform any of the covenants or other agreements contained in this Agreement, that, in each case, is a consequence of an act or failure to take an act by the breaching party with the actual knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, result in or constitute a breach of or such failure of performance under this Agreement.

1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
ABS Refinancing Facility	6.25(a)
Adjusted Option	3.2(b)(ii)
Agreement	Preamble
Antitrust Authority	6.9(b)
Antitrust Laws	6.9(b)
Applicable Date	4.5(a)
Behavioral Remedies	6.9(d)
Book-Entry Shares	3.3(b)(i)
Certificate of Merger	2.2(b)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company Affiliate	9.10
Company Alternative Acquisition Agreement	6.4(d)(iv)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capitalization Date	4.2(a)
Company Change of Recommendation	6.4(d)(vii)
Company Common Stock	3.1(b)(i)
Company Contracts	4.17(b)
Company Disclosure Letter	Article IV
Company DSU Award	3.2(a)(i)
Company Equity Awards	3.2(d)
Company Insurance Policies	4.21
Company Intellectual Property	4.14(a)
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15(a)
Company Material Real Property Lease	4.15(a)(ii)
Company Option Award	3.2.(b)(i)
Company Owned Real Property	4.15(a)
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company PSU Award	3.2(a)(i)
Company RSU Award	3.2(a)(i)
Company SEC Documents	4.5(a)
Company Stock	4.2(a)
Company Stock Plan	3.2(a)(i)
Company Stockholders Meeting	4.4(b)
Company Time-Vesting Cash Award	3.2(d)
Company Voting and Support Agreement	Recitals
Compensation Committee	3.2(c)(i)
Confidentiality Agreement	6.8(b)
Converted Shares	3.1(b)(iii)
Creditors’ Rights	4.3(a)

D&O Insurance	6.11(d)
Definitive Financing Agreements	6.24(a)(viii)
DGCL	2.1
Divestiture Actions	6.9(d)
Effect	1.1
Effective Time	2.2(b)
Eligible Shares	3.1(b)(i)
e-mail	9.3
End Date	8.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)
Excluded Shares	3.1(b)(iii)
Financing Authorization Letters	6.24(b)
Financing Indemnified Parties	6.24(d)
First Extended End Date	8.1(b)(ii)
GAAP	4.5(a)
HSR Act	4.4
Indemnified Person	6.10(a)(i)
Initial End Date	8.1(b)(ii)
Joint Proxy Statement	4.4(b)
Maximum Amount	6.11(d)
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Non-U.S. Plan	4.10(l)
OFAC	1.1
Parent	Preamble
Parent Affiliate	9.10
Parent Alternative Acquisition Agreement	6.5(d)(iv)
Parent Board	Recitals
Parent Capital Stock	5.2(a)
Parent Capitalization Date	5.2(a)
Parent Change of Recommendation	6.5(d)(vii)
Parent Class A Common Stock	Recitals
Parent Class B Common Stock	5.2(a)
Parent Class C Common Stock	5.2(a)
Parent Closing Price	3.3(g)
Parent Disclosure Letter	Article V
Parent Material Adverse Effect	5.1
Parent Permits	5.9(a)
Parent Preferred Stock	5.2(a)
Parent RSU Award	3.2(a)(i)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Stock Plans	5.2(a)
Parent Voting and Support Agreement	Recitals

Payoff Letter	6.18
Performance Determination Treatment	3.2(a)(i)
Performance-Vesting Cash Award	3.2(c)
Registration Statement	4.8(a)
Restricted Company Persons	6.22(a)
Restricted Parent Persons	6.22(b)
Second Extended End Date	8.1(b)(ii)
Surviving Corporation	2.1
Terminable Breach	8.1(b)(iii)
Title IV Plan	4.10(m)
Transaction Litigation	6.12

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

2.2 Closing.

(a) The closing of the Merger (the “Closing”) shall take place at 8:00 a.m., New York, New York time, on the date that is the third (3rd) Business Day immediately following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Kirkland & Ellis LLP in New York, New York, or such other place and time as Parent and the Company may agree in writing. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b) At the Closing, the Company shall file a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger ”) with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4 Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Annex C, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 6.11(a)(ii), as provided therein or by applicable Law.

2.5 Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until duly amended, subject to Section 6.11(a)(ii), as provided therein or by applicable Law.

2.6 Directors and Officers of the Surviving Corporation. The Parties shall take all necessary action such that from and after the Effective Time, the directors of Merger Sub shall be the directors of the Surviving Corporation and the officers of Merger Sub shall be the officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND

MERGER SUB; EXCHANGE

3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding share of common stock of the Surviving Corporation immediately following the Effective Time.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and any Converted Shares) (such shares of Company Common Stock, the “Eligible Shares”), shall be converted into the right to receive from Parent that number of fully paid and nonassessable shares of Parent Class A Common Stock equal to the Exchange Ratio (the “Merger Consideration”), subject to Section 3.3(g). As used in this Agreement, “Exchange Ratio” means 1.436.

(ii) All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than Excluded Shares and Converted Shares) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(f) and (C) any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(g), in each case to be issued or paid in consideration therefor upon the exchange of any Book-Entry Shares in accordance with Section 3.3(a).

(iii) All shares of Company Common Stock owned, directly or indirectly, by the Company or by Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock that is owned by any direct or indirect Subsidiary of the Company or Parent (other than Merger Sub) (“Converted Shares”) shall automatically be converted into a number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (subject to adjustment in accordance with Section 3.1(c)).

(c) Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock, or (ii) the number of shares of Parent Class A Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Class A Common Stock (including options to purchase Parent Class A Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement. For the avoidance of doubt, no issuance of equity securities by Parent that is a non-pro rata issuance of equity securities by Parent for value and which is otherwise permitted under the terms of this Agreement shall require an adjustment to the Exchange Ratio under this Section 3.1(c).

3.2 Treatment of Equity Compensation Awards.

(a) Company RSU, DSU and PSU Awards.

(i) Except as set forth in Section 3.2(a)(ii), at the Effective Time, each outstanding award of restricted stock units in respect of Company Common Stock that vests solely based on service (whether stock-settled or cash-settled) (a “Company RSU Award”), each outstanding award of deferred stock units in respect of Company Common Stock (a “Company DSU Award”) and each outstanding award of performance units denominated and settleable in shares of Company Common Stock (a “Company PSU Award”) granted pursuant to the Company’s Third Amended and Restated 2018 Long-Term

Incentive Plan, as amended from time to time, or any predecessor plan (the “Company Stock Plan”), shall be canceled and converted into an award of restricted stock units in respect of Parent Class A Common Stock (a “Parent RSU Award”) covering that number of shares of Parent Class A Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company RSU Award, Company DSU Award or Company PSU Award, as applicable, immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. For purposes of the immediately preceding sentence, (x) in the case of a Company RSU Award or a Company DSU Award, the total number of shares subject to the Company RSU Award or Company DSU Award shall be the number of Shares subject to the Company RSU Award or Company DSU Award immediately prior to the Effective Time and (y) in the case of a Company PSU Award, the total number of shares of Company Common Stock subject to the Company PSU Award immediately prior to the Effective Time, shall be based on (A) in the case of any performance period that has ended on or prior to the Closing Date, actual performance as determined in good faith by the Compensation and Talent Management Committee of the Company Board (“Compensation Committee”), (B) in the case of any performance period that commenced but has not ended on or prior to the Closing Date, actual performance through the most recent practicable date prior to the Closing Date, with performance for any portion of the applicable performance period that remains following the Closing Date extrapolated based on the forecast, in each case, as determined in good faith by the Compensation Committee and in consultation with Parent, and (C) in the case of any performance period that has not yet commenced as of the Closing Date, the target performance level, in each case of clauses (A)-(C), (1) without regard to the Relative Total Shareholder Return Modifier (to the extent applicable) and (2) applying the average of any individual performance periods (to the extent applicable and set forth in the existing award agreement, provided that the average shall be no less than the target performance level) (the treatment set forth in this clause (y), the “Performance Determination Treatment”). Except as expressly set forth in this Section 3.2(a)(i), each Parent RSU Award shall be subject to substantially the same terms and conditions (including vesting and accelerated vesting) as applied to the corresponding Company RSU Award, Company DSU Award or Company PSU Award, as applicable, immediately prior to the Effective Time; provided that, following the Effective Time, Parent RSU Awards shall be subject only to service-based vesting, and any performance goals that applied to a Company PSU Award, Company RSU Award or Company DSU Award shall cease to apply; provided, further, that, following the Effective Time, the clawback provisions set forth on Schedule 3.2(a)(i) of the Company Disclosure Letter shall cease to apply.

(ii) At the Effective Time, each Company RSU Award and each Company DSU Award, in each case, granted to a non-employee director of the Company pursuant to the Company Stock Plan that is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Closing and without any action by Parent, Merger Sub, the Company or the holder thereof, immediately vest (to the extent unvested) with respect to 100% of the shares of Company Common Stock subject to such Company RSU Award or Company DSU Award, which shares of Company Common Stock shall be converted into the right to receive the Merger Consideration in accordance with Section 3.1(b) with respect to a share of Company Common Stock, payable by the Surviving Corporation as promptly as administratively possible after the Closing, but in no event later than ten (10) Business Days following the Closing, subject to any delays required under Section 409A of the Code.

(b) Company Option Awards.

(i) At the Effective Time, each compensatory option to purchase shares of Company Common Stock (a “Company Option Award”) that is outstanding and unexercised immediately prior to the Effective Time and is held by any individual who is not an employee of the Company immediately prior to the Effective Time shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Company Option Award becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each Net Share covered by such Company Option Award, without interest and less applicable Tax withholdings.

(ii) At the Effective Time, each Company Option Award other than a Company Option Award covered by Section 3.2(b)(i) shall, without any action on the part of Parent, the Company or the holder thereof, cease to represent a right to acquire shares of Company Common Stock and shall be assumed and converted automatically into an option to purchase the number of shares of Parent Common Stock (each, an “Adjusted Option”) equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Company Option Award immediately prior to the Effective Time, by (y) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share. Each Adjusted Option shall have an exercise price per share of Parent Common Stock equal to (A) the per share exercise price for shares of Company Common Stock subject to the corresponding Company Option Award immediately prior to the Effective Time divided by (B) the Exchange Ratio, rounded up to the nearest whole cent. Each Adjusted Option shall otherwise be subject to the same terms and conditions applicable to the corresponding Company Option Award under the Company Stock Plan and the agreement evidencing the grant thereunder, including vesting terms.

(c) Company Performance-Vesting Cash Awards. At the Effective Time, each Performance Award (as defined in the applicable Company Stock Plan) that is denominated in cash (“Performance-Vesting Cash Award”) that is outstanding immediately prior to the Effective Time shall be assumed by Parent and continue to be subject to the same terms and conditions (including vesting and accelerated vesting) as apply as of immediately prior to the Effective Time, provided that any applicable performance goals shall be deemed achieved consistent with the Performance Determination Treatment, and no performance goals shall apply following the Effective Time; provided, further, that, following the Effective Time, the clawback provisions set forth on Schedule 3.2(a)(i) of the Company Disclosure Letter shall cease to apply.

(d) Company Time-Vesting Cash Awards. At the Effective Time, each time-vesting long-term incentive award denominated in cash (“Company Time-Vesting Cash Award”) shall be assumed by Parent and continue to be subject to the same terms and conditions (including vesting and accelerated vesting) as apply as of immediately prior to the Effective Time.

(e) Section 409A. To the extent that any award described in this Section 3.2 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made in accordance with this Agreement and the applicable award’s terms or, if later, at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(f) Administration. Prior to the Effective Time, the Company Board and/or the compensation committee of the Company Board shall take such action and adopt such resolutions as are required or appropriate to (i) effectuate the treatment of the Company RSU Awards, Company DSU Awards, Company PSU Awards, Company Option Awards, Performance-Vesting Cash Awards and Company Time-Vesting Cash Awards (collectively, the “Company Equity Awards”) pursuant to the terms of this Section 3.2 and (ii) take all actions reasonably necessary to effectuate this Section 3.2, including to ensure that from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of any equity awards of the Company, including the Company Equity Awards. Parent shall take such actions as are necessary for the conversion of Company RSU Awards, Company DSU Awards, Company PSU Awards and Company Option Awards pursuant to this Section 3.2, including reservation, issuance and listing of shares of Parent Class A Common Stock as are necessary to effectuate the transactions contemplated by this Section 3.2. As soon as reasonably practicable following the Effective Time, Parent shall use reasonable best efforts to file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Class A Common Stock subject to the Parent RSU Awards and Adjusted Options and, where applicable, shall use its reasonable best efforts to have such registration statement declared effective as of the Effective Time and to maintain the effectiveness of such registration statement (and to maintain the current status of the prospectus contained therein) for so long as the Parent RSU Awards and Adjusted Options remain outstanding.

3.3 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with Parent’s transfer agent or another nationally recognized financial institution or trust company reasonably designated by Parent and reasonably acceptable to the Company to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares pursuant to Section 3.3(g) to which such holders shall become entitled pursuant to this Article III. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Class A Common Stock issuable in respect of Eligible Shares pursuant to Section 3.1. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(f) and to make payments in lieu of fractional shares pursuant to Section 3.3(g). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a), Section 3.3(f) and Section 3.3(g), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Class A Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(g) and any dividends or other distributions in accordance with Section 3.3(f)) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b) Payment Procedures.

(i) Non-DTC Book-Entry Shares. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to send to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC, (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of shares of Parent Class A Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Class A Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (C) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Class A Common Stock pursuant to Section 3.3(g) and dividends and other distributions pursuant to Section 3.3(f).

(ii) DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Class A Common Stock, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iii) No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(iv) Payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(f) and any cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 3.3(g)) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time. Until surrendered as contemplated by this Section 3.3(b)(iv), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Class A Common Stock to which such holder is entitled pursuant to Section 3.3(f) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c) Termination of Rights. All Merger Consideration (including any dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(f) and any cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 3.3(g)) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the one hundred eightieth (180th) day after the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Class A Common Stock to which they are entitled pursuant to Section 3.3(f) and any dividends or other distributions with respect to Parent Class A Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become the property of any Governmental Entity shall become, to the extent permitted by applicable Law, become the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Distributions with Respect to Unexchanged Shares of Parent Class A Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered share with respect to the whole shares of Parent Class A Common Stock that such holder would be entitled to receive upon surrender of such share and no cash payment in lieu of fractional shares of Parent Class A Common Stock shall be paid to any such holder, in each case until such holder shall surrender such share in accordance with this Section 3.3. Following surrender of any such share, there shall be paid to such holder of whole shares of Parent Class A Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Class A Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Class A Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Class A Common Stock, all whole shares of Parent Class A Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Class A Common Stock were issued and outstanding as of the Effective Time.

(g) No Fractional Shares of Parent Class A Common Stock. No certificates or scrip or shares representing fractional shares of Parent Class A Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Class A Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Class A Common Stock shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Class A Common Stock multiplied by (ii) the volume-weighted average price of Parent Class A Common Stock for the five (5) consecutive trading days ending two (2) trading days prior to the Closing Date as reported by Bloomberg, L.P. (the “Parent Closing Price”). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Class A Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(h) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law and shall pay the amount deducted or withheld to the appropriate Taxing Authority in accordance with applicable Law. Parent, Merger Sub, the Surviving Corporation and the Exchange Agent, as the case may be, shall cooperate in good faith to minimize any such deduction or withholding. To the extent such amounts are deducted or withheld and paid over to the appropriate Taxing Authority by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

3.4 No Appraisal Rights. In accordance with the DGCL, no appraisal rights shall be available with respect to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (x) in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”), or (y) in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on EDGAR since January 1, 2022 and on or prior to two (2) calendar days prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature); provided that nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 4.2(a), Section 4.2(b), Section 4.3(a), the first sentence of Section 4.6(a), Section 4.19 and Section 4.20, the Company represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary and (ii) neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Organizational Documents. The Company has made available to Parent prior to the execution of this Agreement complete and correct copies of the Organizational Documents of the Company as in effect as of the execution of this Agreement and which, as made available to Parent, are currently in full force and effect.

4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 400,000,000 shares of Company Common Stock and (ii) 50,000,000 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Stock”). At the close of business on September 16, 2025 (the “Company Capitalization Date”), there were: (A) (i) 112,023,820 shares of Company Common Stock issued and outstanding, (ii) no shares of Company Common Stock held by the Company as treasury stock and (iii) no shares of Company Preferred Stock issued and outstanding; (B) 1,500,733 shares of Company Common Stock available for issuance pursuant to the Company Stock Plan (after accounting for the stock-settled Company Equity Awards included herein with stock-settled Company PSU Awards included assuming satisfaction of applicable performance goals at the maximum level); (C) 1,305,871 shares of Company Common Stock subject to outstanding Company Option Awards (which awards have a weighted average exercise price of $21.30 per share); (D) 3,859,811 shares of Company Common Stock subject to outstanding Company RSU Awards; (E) 691,636 shares of Company Common Stock subject to outstanding Company DSU Awards; (F) 4,988,014 shares (assuming satisfaction of applicable performance goals at the target level) or 10,886,020 shares (assuming satisfaction of applicable performance goals at the maximum level) of Company Common Stock subject to outstanding Company PSU Awards that are by their terms settleable in shares of Company Common Stock; (G) 6,583,722 shares of Company Common Stock subject to outstanding Company RSU Awards that are by their terms settleable in cash based on the value of Company Common Stock; and (H) 23,013,139 shares of Company Common Stock reserved for issuance pursuant to the Existing 0.250% Exchangeable Senior Notes Indenture and 32,875,959 shares of Company Common Stock reserved for issuance pursuant to the Existing 0.250% Exchangeable Senior Notes Warrants. Since the Company Capitalization Date through the date of this Agreement, (x) no additional shares of Company Common Stock or shares of Company Preferred Stock have been issued other than the issuance of shares of Company Common Stock upon exercise or settlement of Company Equity Awards in accordance with the terms of such Company Equity Awards and (y) no Company Equity Awards have been granted.

(b) All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Company Stock Plan). As of the date of this Agreement, except as set forth in Section 4.2(a), there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any Company Stock or securities convertible into or exchangeable or exercisable for Company Stock (and the exercise, conversion, purchase, exchange or similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, are free and clear of all Encumbrances (other than Permitted Encumbrances) and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, except for the Existing 0.250% Exchangeable Senior Notes and the Existing 0.250% Exchangeable Senior Notes Derivatives Transactions and except for changes since the Company Capitalization Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares thereunder), as of the date of this Agreement, there are outstanding: (A) no Voting Debt or other voting securities of the Company, (B) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Stock, Voting Debt or other voting securities of the Company and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are no stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it or they are bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Company Stock (or any option, warrant or other right to acquire Company Stock).

(c) As of the date of this Agreement, except for interests in (i) its Subsidiaries and (ii) in any Person in connection with any joint venture, partnership or similar arrangement with a third party, the Company does not own, directly or indirectly, any capital stock of, or other similar equity interests, in any Person.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations under this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to consummation of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (such recommendation described in this clause (iii), the “Company Board Recommendation”). The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Stock necessary pursuant to applicable Law or the Organizational Documents of the Company to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both), (i) contravene, conflict with or result in a violation of any material provision of the Organizational Documents of (x) the Company (assuming that the Company Stockholder Approval is obtained) or (y) any of its Subsidiaries, (ii) assuming the consummation of the actions described in Section 6.18, with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, contract, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, (iii) require any consent under, result in a violation or breach by the Company or any of its Subsidiaries of or trigger any preemptive rights, rights of first offer or refusal, purchase options or any similar rights pursuant to any of the terms, conditions or provisions of any Company Contract, or (iv) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of the foregoing clauses (ii) and (iv), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not have, individually or in the aggregate, a Company Material Adverse Effect.

4.4 Consents. No Consent from or filings with any Governmental Entity or self-regulatory organization is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to the meeting of the stockholders of the Company to consider the approval and adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements; Internal Controls.

(a) Since January 1, 2022 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, as applicable (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates (or, if amended or supplemented, as of the date of such amendment or supplement, or, in the case of a Company SEC Document that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company SEC Document or date of the applicable meeting, respectively), each of the Company SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents as in effect on the date such Company SEC Document was filed or furnished, as applicable. None of the Company SEC Documents filed or furnished since the Applicable Date, at the time they were filed or furnished, contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading. As of the date of this Agreement, there are no unresolved written comments issued by the staff of the SEC with respect to any of the Company SEC Documents. As of the date of this Agreement, to the knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC. As of the date hereof, no Company Subsidiary is required to file any periodic report with the SEC except for Anywhere Real Estate Group LLC.

(b) The consolidated financial statements of the Company included in or incorporated by reference into the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the date of this Agreement, will comply, in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were, or, in the case of Company SEC Documents filed after the date of this Agreement, will be, prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the consolidated financial position of the Company and its consolidated Subsidiaries, as of their respective dates and the statements of operations, comprehensive income (or loss), Company stockholders’ equity and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c) The Company has established and maintains disclosure controls and procedures (as such terms are defined in paragraph (e), of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC in all material respects. The Company maintains a system of internal control over financial reporting (as defined in paragraph (f) of Rule 13a-15 under the Exchange Act) that complies with the applicable requirements of the Exchange Act and is reasonably designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and such assessment concluded that such controls were effective in all material respects. The Company has disclosed, based on its most recent evaluation of internal controls over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, as appropriate, (x) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (y) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting (except, in each case, as would not be material to the

Company and its Subsidiaries on a consolidated basis), and each such deficiency, weakness or fraud so disclosed, if any, has been disclosed to Parent in Schedule 4.5 of the Company Disclosure Letter. To the Company’s knowledge, there are no SEC inquiries or investigations, other governmental inquiries or investigations pending or threatened regarding any accounting practices of the Company. For purposes of this subsection (c), the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

4.6 Absence of Certain Changes or Events.

(a) Since January 1, 2025, there has not been any Company Material Adverse Effect. As of immediately prior to the Closing, no Default that the Company or any of its Subsidiaries has been notified of or otherwise becomes aware of, or Event of Default, shall have in either case occurred and be continuing.

(b) Since January 1, 2025 through the date of this Agreement, (i) except for the negotiation of, and entry into, this Agreement, the Company and its Subsidiaries have conducted their business in the Ordinary Course in all material respects and (ii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement and prior to Closing, would constitute a breach of clauses (i), (iv), (vii), (x), (xix)(B) or (xxiii) of Section 6.1(b) hereof (in the case of clause (xxiii) of Section 6.1(b), solely to the extent relating to any of the foregoing clauses of Section 6.1(b)) if Parent’s consent to such action were not provided.

4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 2025 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three (3) months ended June 30, 2025; (b) liabilities incurred in the Ordinary Course subsequent to June 30, 2025; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred after the date of this Agreement to the extent permitted under Section 6.1(b); and (e) liabilities that would not have, individually or in the aggregate, a Company Material Adverse Effect.

4.8 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Class A Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements thereto, the “Registration Statement”) shall, at the time the Registration Statement is filed with the SEC, at any time such document is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and the stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Subject to the accuracy of the first sentence of Section 5.7, the Registration Statement and Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries hold, and at all times since the Applicable Date held, all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”) and (ii) all Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law and (ii) to the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened in writing.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) since January 1, 2020, none of the Company, any of its Subsidiaries, or any Company or Subsidiary director, officer, employee, nor, to the knowledge of the Company, any representative, agent or other person acting on behalf of the Company or any of its Subsidiaries, has (x) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or accepted any such payment in violation of any Anti-Corruption Law or (y) violated any provision of any Anti-Corruption Law or any rules or regulations promulgated thereunder and (ii) since January 1, 2020, the Company and its Subsidiaries have not received any written communication that alleges any of the circumstances described in the foregoing prong (i) and have not been fined for failure to comply with any applicable Anti-Corruption Laws, and no action, investigation or inquiry relating thereto is or has been pending or, to the knowledge of the Company, threatened in writing against any of the Company or its Subsidiaries or any officer or director of the Company or any of its Subsidiaries (in his or her capacity as an officer of director) by or before any Governmental Entity.

(d) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company, each of its Subsidiaries and their respective directors, officers, employees and, to the knowledge of the Company, agents, representatives and other persons acting on behalf of the Company or any of its Subsidiaries, in each case in its capacity as such, are, and since January 1, 2020 have been, in compliance with all applicable Economic Sanctions/Trade Laws and all applicable Money Laundering Laws, licenses, registrations and other authorizations for export, re-export, deemed export or re-export, transfer or import required by applicable Economic Sanctions/Trade Laws and applicable Money Laundering Laws and (ii) since January 1, 2020, neither the Company nor any of its Subsidiaries (x) has been cited or fined for failure to comply with any Economic Sanctions/Trade Laws or Money Laundering Laws or (y) has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any Governmental Entity or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law.

4.10 Compensation; Benefits.

(a) Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list of all of the material Company Plans. Each Company Plan is exclusive to the Company and its Subsidiaries, and no Company Plan covers or provides benefits to any Company Agent (other than a Company Agent who is an employee of the Company or its Subsidiaries) or any other individual who is not a current or former employee of the Company or any of its Subsidiaries (or an eligible dependent or beneficiary thereof).

(b) Each Company Plan has been established, maintained, funded and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies and has complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder.

(c) There are no Proceedings or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans except for such Proceedings or claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) All contributions and other payments required to be made by the Company or any of its Subsidiaries with respect to each of the Company Plans pursuant to its terms and applicable Laws or that are required to be made to any Governmental Entity that have become due have been timely made or paid in all material respects or, if not yet due, properly accrued in all material respects.

(e) There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements, and all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.

(f) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or may rely on an opinion or advisory letter from the Internal Revenue Service as to its qualified status and, to the knowledge of the Company, nothing has occurred that could adversely affect the qualification or tax exemption of any such Company Plan. With respect to any Company Plan, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other Person, has engaged in a transaction in connection with which the Company or any of its Subsidiaries or any Company Plan would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred (whether or not assessed) any Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g) Except as set forth on Schedule 4.10(g) of the Company Disclosure Letter, none of the Company, any of its Subsidiaries or any member of its Aggregated Group sponsors, maintains, contributes to, has an obligation to contribute to, or otherwise has any current or contingent liability or obligation under or with respect to, or has ever in the past six (6) years sponsored, maintained or had an obligation to contribute to, and no Company Plan is, (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413 of the Code) or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(h) Except as required by Section 4980B of the Code or similar state applicable Law or as set forth on Schedule 4.10(h) of the Company Disclosure Letter, no Company Plan provides retiree or post-employment health, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(i) Except as set forth on Schedule 4.10(i) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any current or former employee or other service provider of the Company or its Subsidiaries to severance pay or any increase in severance pay, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due to any current or former employee or other service provider, (iii) directly or indirectly cause the Company to transfer or set aside any amount of assets to fund any benefits under any Company Plan, (iv) otherwise give rise to any liability under any Company Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (vi) result in any “excess parachute payment” within the meaning of Section 280G of the Code.

(j) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k) Except as set forth on Schedule 4.10(k) of the Company Disclosure Letter, no material Company Plan is maintained outside the jurisdiction of the United States or covers any employee or other service provider of the Company or any of its Subsidiaries who resides or works primarily outside of the United States (each, a “Non-U.S. Plan”). No Non-U.S. Plan is (or is accounted for GAAP purposes as) a defined benefit plan or has any material unfunded or underfunded liabilities. Each Non-U.S. Plan: (i) has been established, maintained, funded and administered in accordance with its terms and in compliance with all applicable Laws or other requirements; and (ii) if required to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, in each case of the foregoing clauses (i) through (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Non-U.S. Plan intended to qualify for special tax treatment, meets all requirements for such treatment and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such Non-U.S. Plan.

(l) With respect to each Company Plan subject to Title IV of ERISA (each, a “Title IV Plan”): (i) no reportable event (within the meaning of Section 4043 of ERISA) has occurred since the Applicable Date, or is expected to occur whether as a result of the transactions contemplated by this Agreement or otherwise; (ii) the minimum funding standard under Section 430 of the Code has been satisfied and no waiver of any minimum funding standard or extension of any amortization periods has been requested or granted; (iii) all contributions required under Section 302 of ERISA and Section 412 of the Code have been timely made in all material respects; (iv) all amounts due to the Pension Benefit Guaranty Corporation (“PBGC”) pursuant to Section 4007 of ERISA have been timely paid in all material respects; (v) with respect to each Title IV Plan for which there has been a significant reduction in the rate of future benefit accrual as referred to in Section 204(h) of ERISA, timely notice as required by Section 204(h) of ERISA has been issued; (vi) no Title IV Plan is considered to be in “at risk” status under Section 430 of the Code or has been required to apply any of the funding-based limitations under Section 436 of the Code; (vii) there has been no event described in Section 4062(e) of ERISA; (viii) no event has occurred or circumstances exist that could reasonably be expected to result in liability under Section 4069 of ERISA; and (ix) no notice of intent to terminate any Title IV Plan has been filed and no amendment to treat a Title IV Plan as terminated has been adopted and no proceeding has been commenced by the PBGC to terminate any Title IV Plan.

(m) Schedule 4.10(m) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all outstanding Company Equity Awards by holder, including (i) the type of award and number of shares of Company Common Stock related thereto (with Company PSU Awards and Performance-Vesting Cash Awards reflected at the target and maximum performance levels), as applicable, (ii) the grant date, (iii) the exercise price and expiration date, as applicable, and (iv) the applicable vesting schedule.

4.11 Labor Matters.

(a) (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar agreement with any labor union, (ii) there is no pending union representation petition involving employees of the Company or any of its Subsidiaries and (iii) the Company does not have knowledge of any activity or Proceeding of any labor organization (or representative thereof) to organize any such employees.

(b) There is no unfair labor practice charge or grievance arising out of a collective bargaining agreement, other similar agreement with any labor union, or other labor-related grievance Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There is no strike, concerted slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries involving any employees of the Company or any of its Subsidiaries, other than such matters that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification and treatment of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, automated employment decision tools and other artificial intelligence, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, COVID-19, affirmative action and unemployment insurance. There are no material Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or other individual independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries other than which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company or any of its Subsidiaries is a party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (x) an officer or director of the Company or any of its Subsidiaries or (y) an employee of the Company or any of its Subsidiaries at the level of Senior Vice President or above, (ii) the Company and its Subsidiaries have reasonably investigated all allegations of sexual harassment, discrimination, and sexual misconduct that have been made against (x) any officer or director of the Company or any of its Subsidiaries or (y) an employee of the Company or any of its Subsidiaries at a level of Senior Vice President or above, (iii) with respect to each such allegation (except those that the Company or relevant Subsidiary reasonably deemed to not have merit), the Company or its applicable Subsidiary has taken prompt corrective action reasonably calculated to prevent further improper action and (iv) neither the Company nor any of its Subsidiaries reasonably expects any material liabilities with respect to any such allegation.

4.12 Taxes.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(i) (A) all Tax Returns required to be filed (taking into account extensions of time for filing) by the Company or any of its Subsidiaries have been timely filed, and all such filed Tax Returns are true, complete and accurate; and (B) all Taxes that are required to be paid by the Company or any of its Subsidiaries (including Taxes required to be withheld from payments to shareholders, employees or other persons) have been timely paid whether or not such Taxes were reflected on such Tax Returns, in each case of the foregoing clauses (A) and (B), except for Taxes with respect to which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents;

(ii) as of the date hereof, there is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course);

(iii) (A) there is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that have been asserted or threatened in writing by any Governmental Entity and (B) there are no audits, examinations or Proceedings pending or threatened in writing regarding any Taxes of the Company or any of its Subsidiaries

(iv) within the past six (6) years, neither the Company nor any of its Subsidiaries has been informed in writing by a Taxing Authority in a jurisdiction where the Company and its Subsidiaries do not file income or franchise Tax Returns that the Company or any of its Subsidiaries was required to file such Tax Returns, which claim has not since been withdrawn, fully settled, or otherwise resolved;

(v) (A) neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (other than (x) any written agreement or arrangement solely between or among the Company and/or any of its Subsidiaries, or (y) any customary Tax sharing or indemnification provisions contained in any written commercial agreement entered into in the Ordinary Course and not primarily relating to Tax) and (B) neither the Company nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (y) any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor, or otherwise by operation of Law;

(vi) neither the Company nor any of its Subsidiaries has participated in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2);

(vii) neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the three (3) years prior to the date of this Agreement; and

(viii) there are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(b) Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.13 Litigation. Except for such matters that would not have, individually or in the aggregate, a Company Material Adverse Effect or as may be commenced by a Governmental Entity after the date hereof under Antitrust Laws related to the Merger or the Transactions, (a) there is, and since the Applicable Date there has been, no Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries and (b) there are and, since the Applicable Date, there have been no actions pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective assets or properties, at law or in equity, before, and there is no judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of, or before, any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14 Intellectual Property.

(a) The Company and its Subsidiaries exclusively own all Company Owned IP, free and clear of all Encumbrances except for Permitted Encumbrances, and have the valid and enforceable right to use all other Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”), except where the failure to own or have the right to use such properties has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Trademark owned by the Company and its Subsidiaries that is issued by or registered with any Governmental Entity is subsisting and, to the knowledge of the Company, valid and enforceable.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, neither the use of the Company Intellectual Property by the Company and its Subsidiaries nor the operation of the business of each of the Company and its Subsidiaries infringes, misappropriates or otherwise violates, and since the Applicable Date has not infringed, misappropriated or otherwise violated, any Intellectual Property of any other Person and (ii) no Person has made any claim or sent any notice to the Company or any of its Subsidiaries (or, to the knowledge of the Company, any counterparty to a Franchise Agreement) alleging the foregoing.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, since the Applicable Date, no Person has challenged the ownership, validity or enforceability of, or infringed, misappropriated or otherwise violated, any Company Owned IP or any other rights of the Company or any of its Subsidiaries in any exclusively licensed Company Intellectual Property, and (ii) since the Applicable Date, neither the Company nor any of its Subsidiaries has made any claim or allegation, or sent any notice, alleging any of the foregoing.

(d) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by, or relied upon by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries (ii) since the Applicable Date have not been subject to any outages or failures which have resulted in liability or remain unremediated, and (iii) to the knowledge of the Company, are free from any malicious code.

(e) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or used or held for use or processed by or for the Company or its Subsidiaries, and all IT Assets owned or used by the Company or any of its Subsidiaries, (ii) since the Applicable Date, the Company and each of its Subsidiaries have been in compliance with all Privacy and Security Requirements and have not received any notice of any claims, actions, investigations, inquiries or alleged violations thereof and (iii) to the knowledge of the Company, since the Applicable Date, there has been no unauthorized or unlawful access to or unauthorized or unlawful use of, or other security breach or incident affecting, any IT Assets or Personal Information, in each case owned or used or held for use by the Company or its Subsidiaries.

4.15 Real Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company and its Subsidiaries have good title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company with an annual rent of over $2,500,000 (collectively, including the improvements thereon, the “Company Material Leased Real Property”), in each case free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances;

(ii) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”): (a) is (and with respect to any other Person party thereto, to the knowledge of the Company, is) in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and (b) neither the Company nor any of its Subsidiaries has received written notice of any default or past due rent payment (after giving effect to any applicable payment grace period) under any Company Material Real Property Lease; and

(iii) there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company Owned Real Property or Company Material Leased Real Property.

(b) Schedule 4.15(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Company Material Real Property Leases and the address of each Company Material Real Property Lease.

4.16 Environmental Matters. Except for those matters that would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, including with respect to all Company Permits required pursuant to applicable Environmental Laws for their occupancy of their owned, leased or operated real property (including the Company Material Leased Real Property) or their operation of their business as currently conducted;

(b) neither the Company nor any of its Subsidiaries has received since the Applicable Date any written notice, which remains unresolved, alleging any material violation of, or material liability under, applicable Environmental Laws;

(c) the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened in writing Proceedings under Environmental Laws; and

(d) there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, which Releases are reasonably likely to result in liability to the Company under Environmental Law, and, neither the Company nor any of its Subsidiaries has since the Applicable Date received any written notice asserting a liability or obligation of the Company or any of its Subsidiaries under any Environmental Laws with respect to the investigation, remediation, removal or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated or otherwise used by the Company, the subject of which is unresolved.

4.17 Material Contracts.

(a) Schedule 4.17(a) of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents and Schedules 4.10(a) and 4.10(l) listing material Company Plans, sets forth a true and complete list, as of the date of this Agreement, of:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties of the Company or any of its Subsidiaries involving annual payments in excess of $8,000,000, other than contracts in which the applicable acquisition or disposition has been consummated and there are no liabilities of the Company or its Subsidiaries remaining or obligations of the Company or its Subsidiaries ongoing;

(iii) each contract relating to Indebtedness (including commitments with respect thereto) of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $5,000,000, other than (x) agreements solely between or among the Company and its Subsidiaries and (y) any notes or loans made by the Company or its Subsidiaries to franchisees;

(iv) each Company Material Real Property Lease;

(v) each contract that is a non-competition contract or other contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including any contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or (C) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets, other than, in each case, as may be set forth in any Franchise Agreement;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell) any assets or properties of the Company for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from the Company or any of its Subsidiaries exceeds $8,000,000;

(vii) each material partnership, material joint venture or similar material arrangement with a third party, other than with arrangements exclusively among the Company and/or its wholly owned Subsidiaries;

(viii) each Labor Agreement;

(ix) each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees, Company Agents or consultants;

(x) each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject and that is material to the business of the Company and its Subsidiaries, taken as a whole, except for any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries;

(xi) each contract (a) pursuant to which the Company or its Subsidiaries grants or receives a license or similar right with respect to any Company Intellectual Property, other than (i) licenses received with respect to commercially available software or information technology services, or (ii) non-exclusive licenses granted to customers, franchisees or service providers in the Ordinary Course or (b) relating to the development of material Intellectual Property (other than agreements with employees or contractors on the Company’s or its Subsidiaries’ standard form of such agreements made available to Parent) or (c) limiting the Company’s or any of its Subsidiaries’ ability to use, enforce or disclose any Company Owned IP in any material respect; and

(xii) any contract not otherwise described in any other subsection of this Section 4.17(a) that obligates the Company or any of its Subsidiaries to make any future capital investment or capital expenditure outside of the Ordinary Course and in excess of $8,000,000 in any twelve (12)-month period (other than contracts between the Company and its Subsidiaries).

(b) Collectively, the contracts set forth or required to be set forth in Section 4.17(a) are herein referred to as the “Company Contracts.” Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights, (ii) neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, individually or in the aggregate with other events, would reasonably be expected to result in a breach thereof or default thereunder by the Company or its Subsidiaries, or to the knowledge of the Company, as of the date hereof, any other party thereto and (iii) there are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other Person to any such Company Contract that such Person intends to terminate or claim a material breach under any Company Contract.

4.18 Insurance. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Company Insurance Policies”) is in full force and effect on the date of this Agreement, (ii) the Company Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, (iii) all premiums payable under the Company Insurance Policies have been duly paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Company Insurance Policies, and (iv) since the Applicable Date, no written notice of cancellation or termination has been received with respect to any Company Insurance Policy.

4.19 Opinion of Financial Advisor. Goldman Sachs & Co. LLC has rendered its oral opinion to the Company Board, to be confirmed by a written opinion, that, based upon and subject to the assumptions, qualifications, limitations, and other matters set forth therein, as of the date of the opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders (other than Parent and its Affiliates) of Company Common Stock. A copy of the written opinion will be provided (solely for informational purposes) by the Company to Parent following receipt thereof by the Company (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub or any other Person).

4.20 Brokers. Except for the fees and expenses payable to Goldman Sachs & Co. LLC no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.21 Related Party Transactions. Except as set forth in the Company SEC Documents, since January 1, 2025, there have been, and there are, no transactions, agreements, arrangements or understandings or contracts between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company or any Affiliate of the Company (other than the Company and its Subsidiaries), any other Affiliate of the Company or its Subsidiaries (other than the Company and its Subsidiaries), any beneficial owner of more than 5% of the Company’s outstanding voting securities, or a member of the immediately family of the foregoing Persons, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed.

4.22 Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.12, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions any Takeover Law or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock or the Transactions.

4.23 Company Agents. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) no Company Agent has any material business arrangement with the Company or any of its Subsidiaries outside of its arrangement to provide licensed real estate services, (b) no Company Agent is a party to any joint venture or owns equity in the Company or any of its Subsidiaries, (c) each Company Agent is classified as an independent contractor other than those set forth on Schedule 4.23(c) of the Company Disclosure Letter, (d)

except as set forth on Schedule 4.23(d) of the Company Disclosure Letter, the agreement or arrangement with each Company Agent can be terminated immediately and without liability to the Company or its Subsidiaries (other than with respect to open listings and compensation owed for services performed through such termination date), and (e) to the knowledge of the Company, no Company Agent is obligated under any contract that would interfere with their ability to conduct or promote the business of the Company and its Subsidiaries.

4.24 Escrow and Trust Accounts. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company has written controls and procedures in place for all escrow and trust accounts which comply with America Land Title Association Escrow Accounting Standards and which provide that (a) escrow funds and operating accounts are separately maintained, (b) escrow trust accounts are prepared with trial balances, listing all open escrow balances, (c) escrow accounts are regularly reconciled (receipts and disbursements daily and three-way reconciliation monthly), (d) monthly bank account reconciliations are conducted by someone other than those with signing authority, (e) escrow accounts are properly identified as escrow or trust accounts including on all bank statements, bank agreements, disbursement checks and deposit tickets, (f) escrow accounts are maintained in federally insured financial institutions unless directed by the beneficial owner, (g) the Company and its Subsidiaries are in compliance with applicable Law related to good funds, (h) a written wire transfer procedure is in place and (i) a written wire fraud response procedure is in place.

4.25 Franchise Matters.

(a) The lists of Franchisees identified and reported in each Franchisor’s 2025 FDD are true, correct, and complete lists in all material respects, and, taken as a whole, identify all Franchisees and Franchise Agreements in the United States as of the close of the 2024 fiscal year for the Company and its Subsidiaries. Schedule 4.25(a) of the Company Disclosure Letter sets forth a list, as of June 1, 2025, of Franchise Agreements, aggregated for all Franchise Systems, that are due to expire and may be renewed, by year, from 2025 through 2035, along with the aggregate royalties expected to be paid to the Company and its Subsidiaries each such year.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Franchise Agreement referenced in Section 4.25(a) above, and each Franchise Agreement subsequently executed in 2025, is a valid and binding agreement of the parties thereto, is in full force and effect, in which the parties thereto are in material compliance with the terms of each such agreement, and is enforceable against the parties thereto in accordance with its terms, subject as to enforceability to Creditors’ Rights, (ii) each Franchise Agreement complies in all material respects with applicable Laws and orders of Governmental Entities having jurisdiction with respect to the offer and sale of Franchises, (iii) no party to a Franchise Agreement has given written notice to the Company or any of its Subsidiaries of their breach of the applicable Franchise Agreement or its intention to exercise termination rights, cease or materially and adversely change its business relationship with the Company and its Subsidiaries, (iv) since the Applicable Date, the Company and its Subsidiaries have been in compliance in all material respects with applicable Laws regarding the Franchise Agreements and Franchisees, and the offer and sale of Franchises and (v) neither the Company nor any of its Subsidiaries has organized, sponsored or given formal recognition to any franchise advisory council, independent franchise association or other similar organization.

(c) Not more than ten percent (10%) of the Franchise Agreements in effect as of the date hereof, as measured by the total annual royalty fees paid by the Franchisees to the Franchisors in the twelve (12) months ending June 30, 2025, include change in control rights or similar provisions that would provide the Franchisees the right to terminate their Franchise Agreements upon execution of this Agreement or the consummation of the transactions contemplated hereby and (ii) except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (x) will require the consent or approval by any Franchisee, council, association, or other third party, or (y) will result in a violation of or a default under any Franchise Agreement.

4.26 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.26 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by the Company in this Article IV.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V

REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth (x) in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”), or (y) in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on EDGAR since January 1, 2022 and on or prior to two (2) calendar days prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature); provided that nothing disclosed in the Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 5.2 and Section 5.6(a), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1 Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary other than where the failure to be so qualified, licensed or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub has made available to the Company prior to the execution of this Agreement complete and correct copies of its Organizational Documents, each as in full force and effect as of the execution of this Agreement and as amended through the execution of this Agreement, and each as made available to the Company is in full force and effect, and neither Parent nor Merger Sub is in violation of any of the provisions of such Organizational Documents.

5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 12,500,000,000 shares of Parent Class A Common Stock, (ii) 1,250,000,000 shares of Class B common stock of Parent, par value 0.00001 per share (“Parent Class B Common Stock”), (iii) 100,000,000 shares of Class C common stock of Parent, par value 0.00001 per share (“Parent Class C Common Stock”) and (iv) 25,000,000 shares of preferred stock, par value $0.00001 per share (“Parent Preferred Stock” and, together with the Parent Class A Common Stock, the Parent Class B Common Stock and the Parent Class C Common Stock, the “Parent Stock”). At the close of business on September 16, 2025 (the “Parent Capitalization Date”), there were (A) (i) 547,418,937 shares of Parent Class A Common Stock issued and outstanding, (ii) no shares of Parent Class B Common Stock issued and outstanding, (iii) 10,122,433 shares of Parent Class C Common Stock issued and outstanding and (iv) no shares of Parent Preferred Stock issued and outstanding; (B) outstanding options to purchase 30,112,444 shares of Parent Class A

Common Stock pursuant to Parent’s 2021 Equity Incentive Plan, as amended from time to time, and prior plans (the “Parent Stock Plans”); and (C) outstanding other stock-settled equity-based awards (other than shares of restricted stock or other equity based awards included in the number of shares of Parent Class A Common Stock outstanding set forth above) with respect to 50,027,957 shares of Parent Class A Common Stock.

(b) All outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Class A Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Parent Stock Plans). The Parent Class A Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts. All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent that are owned by Parent, or a direct or indirect Subsidiary of Parent, are owned free and clear of all Encumbrances (other than Permitted Encumbrances) and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2(a), and except for changes since the Parent Capitalization Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares thereunder), or stock grants or other employee awards granted from the close of business on the Parent Capitalization Date to the date of this Agreement, as of the date of this Agreement, there are outstanding: (1) no Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Stock, Voting Debt or other voting securities of Parent; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Stock. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

5.3 Authority; No Violations; Consents and Approvals.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub, the performance of Parent’s and Merger Sub’s obligations under this Agreement and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (other than the Parent Stockholder Approval) and Merger Sub (other than the approval and adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, has by unanimous written consent (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent and the holders of Parent Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in this clause (iii), the “Parent Board Recommendation”). The Merger Sub Board has by unanimous written consent (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. Other than the Parent Stockholder Approval, no vote of the holders of any class or series of Parent Stock is necessary pursuant to applicable Law or the Organizational Documents of the Parent to approve the Parent Stock Issuance.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any material provision of the Organizational Documents of either Parent (assuming that the Parent Stockholder Approval is obtained) or Merger Sub, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravened, conflicted with or resulted in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4 Consents. No Consent from or filings with any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Proxy Statement and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Securities Act and the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 SEC Documents; Financial Statements.

(a) Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, as applicable (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates (or, if amended or supplemented, as of the date of such amendment or supplement, or, in the case of a Parent SEC Document that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Parent SEC Document or date of the applicable meeting, respectively), each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents as in effect on the date such Parent SEC Document was filed or furnished, as applicable. None of the Parent SEC Documents filed or furnished since the Applicable Date, at the time they were filed or furnished, contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply, in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the consolidated financial position of Parent and its consolidated Subsidiaries as of their respective dates and the statements of operations, comprehensive income (or loss), Parent stockholders’ equity and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

5.6 Absence of Certain Changes or Events.

(a) Since January 1, 2025, there has not been any Parent Material Adverse Effect.

(b) Since January 1, 2025 through the date of this Agreement, (i) except for the negotiation of, and entry into, this Agreement, Parent and its Subsidiaries have conducted their business in the Ordinary Course in all material respects and (ii) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement and prior to Closing, would constitute a violation of Section 6.2(b) hereof if the Company’s consent to such action were not provided.

5.7 No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of June 30, 2025 (including the notes thereto) contained in the Parent’s Quarterly Report on Form 10-Q for the three (3) months ended June 30, 2025; (b) liabilities incurred in the Ordinary Course subsequent to June 30, 2025; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

5.8 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Subject to the accuracy of the first sentence of Section 4.8, the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.9 Parent Permits; Compliance with Applicable Law.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries hold, and at all times since the Applicable Date held, all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”) and (ii) all Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law and (ii) to the knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened in writing.

(c) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) since January 1, 2020, none of Parent, any of its Subsidiaries, or any Parent or Subsidiary director, officer, employee, or, to the knowledge of Parent, any representative, agent or other person acting on behalf of Parent or any of its Subsidiaries, has (x) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or accepted any such payment in violation of any Anti-Corruption Law or (y) violated any provision of any Anti-Corruption Law or any rules or regulations promulgated thereunder and (ii) since January 1, 2020, Parent and its Subsidiaries have not received any written communication that alleges any of the circumstances described in the foregoing prong (i) and have not been fined for failure to comply with any applicable Anti-Corruption Laws, and no action, investigation or inquiry relating thereto is or has been pending or, to the knowledge of Parent, threatened in writing against Parent or its Subsidiaries or any officer or director of Parent or any of its Subsidiaries (in his or her capacity as an officer of director) by or before any Governmental Entity.

(d) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent, each of its Subsidiaries and their respective directors, officers, employees, and, to the knowledge of Parent, agents, representatives and other persons acting on behalf of Parent or any of its Subsidiaries, in each case in its capacity as such, are, and since January 1, 2020 have been, in compliance with all applicable Economic Sanctions/Trade Laws and all applicable Money Laundering Laws, licenses, registrations and other authorizations for export, re-export, deemed export or re-export, transfer or import required by applicable Economic Sanctions/Trade Laws and applicable Money Laundering Laws and (ii) since January 1, 2020, neither Parent nor any of its Subsidiaries (x) has been cited or fined for failure to comply with any Economic Sanctions/Trade Laws or Money Laundering Laws or (y) has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any Governmental Entity or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law.

5.10 Taxes. Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.11 Litigation. Except for such matters as would not have, individually or in the aggregate, a Parent Material Adverse Effect, there (a) is, and since the Applicable Date there has been, no Proceeding pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of its Subsidiaries and (b) are, and since the Applicable Date there have been, no actions pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective assets or properties, at law or in equity, before, and there is no judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of, or before, any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.12 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries owns any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

5.13 Business Conduct. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.14 Sufficiency of Funds. Parent will have available to it at the Closing funds sufficient to enable Parent to satisfy all of its obligations under this Agreement, the payment of any fees and expenses of or payable by Parent or Merger Sub or Parent’s other Affiliates in connection with the Transactions which are due and payable on the Closing Date and the repayment in full of all obligations with respect to the Existing Credit Agreement and any outstanding Indebtedness of Parent or any of its Subsidiaries required to be repaid in connection with the transactions described in this Agreement or any Financing obtained by Parent or any of its Subsidiaries. Parent expressly acknowledges and agrees that its obligations under this Agreement are not subject to, or conditioned on, the receipt or availability of any funds or financing.

5.15 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.15 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Parent and Merger Sub in this Article V.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or any of its Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Company Business Pending the Merger.

(a) Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law or the rules and regulations of the NYSE, or (iv) as otherwise consented to by Parent in writing (including by email) (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use its reasonable best efforts to, conduct its businesses in the Ordinary Course, and use reasonable best efforts to preserve substantially intact its present business organization, properties, goodwill and assets, comply in all material respects with applicable Laws (except as would not have a Company Material Adverse Effect), and maintain in effect all existing material Company Permits, keep available the services of its current officers and employees and preserve its existing relationships with its material customers, franchisees, suppliers, licensors, licensees, distributors, lessors and others having material business dealings with it.

(b) Except (1) as set forth on the corresponding subsection of Schedule 6.1(b) of the Company Disclosure Letter, (2) as expressly required by this Agreement, (3) as may be required by applicable Law or the rules and regulations of the NYSE, or (4) as otherwise consented to by Parent in writing (including by email) (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:

(i) (A) authorize, make, declare, set aside, set a record date for, or pay any dividends on, or make any other distribution, or make, declare, set aside, set a record date for or pay any other distributions, or make any other actual, constructive or deemed distribution, in each case in respect of any shares of capital stock or other equity or voting interests of the Company or any of its Subsidiaries, except for dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Subsidiary of the Company; (B) split, combine, recapitalize, reclassify or otherwise materially amend or materially modify any terms of any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company or any rights, warrants or options to acquire any such shares, except (x) as required by the terms of any capital stock or equity interest of any Subsidiary outstanding on the date of this Agreement, (y) as required by the terms of any Company Equity Awards outstanding as of the date hereof or granted in accordance with this Section 6.1(b), or (z) to satisfy any applicable Tax withholding in respect of the vesting, exercise or settlement of any Company Equity Awards outstanding as of the date hereof or granted in accordance with this Section 6.1(b), in accordance with the terms of the Company Stock Plan and applicable award agreements;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the delivery of Company Common Stock upon the vesting of, exercise of or lapse of any restrictions on any Company Equity Awards outstanding as of the date hereof or granted in accordance with this Section 6.1(b) in accordance with the terms of the Company Stock Plan and applicable award agreements; (B) the sale of shares of Company Common Stock issued pursuant to the exercise or vesting of Company Equity Awards outstanding as of the date hereof or granted in accordance with this Section 6.1(b), in each case, if necessary to effectuate the exercise of such Company Equity Awards or the withholding of Taxes; (C) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company; (D) shares of capital stock issued as a dividend made in accordance with Section 6.1(b)(i)(A); and (E) issuances of Company Common Stock (I) upon conversion of the Existing 0.250% Exchangeable Senior Notes pursuant to the Existing 0.250% Exchangeable Senior Notes Indenture as in effect on the date hereof or (II) pursuant to the Existing 0.250% Exchangeable Senior Notes Warrants as in effect on the date hereof;

(iii) amend or propose to amend the Organizational Documents of the Company, amend the Organizational Documents of any of the Company’s “significant subsidiaries” (as such term is defined in Section 210.1-02 Regulation S-X of the SEC), or form or cause to be formed any new Subsidiary of the Company, in each case, in a manner that would be materially adverse to Parent or Merger Sub;

(iv) (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (x) any such action solely between or among the Company and its wholly owned Subsidiaries or between or among wholly owned Subsidiaries (y) acquisitions of other assets in the Ordinary Course pursuant to a contract of the Company or any of its Subsidiaries as in effect on the date of this Agreement or (z) acquisitions for which the consideration is less than $2,000,000 individually or $8,000,000 in the aggregate in any calendar year;

(v) sell, lease, transfer, assign, license, Encumber (other than Permitted Encumbrances), discontinue, abandon, allow to lapse or expire or otherwise dispose of, or agree to sell, lease, transfer, license, assign, Encumber (other than Permitted Encumbrances), discontinue, abandon, allow to lapse or expire, or otherwise dispose of, any portion of its assets or properties of the Company or any of its Subsidiaries (including Company Owned IP and exclusively licensed Company Intellectual Property); other than: (A) for tangible assets or properties, sales, leases, transfers, assignments, disposals or dispositions for which the consideration (or the fair market value of such consideration, if non cash) is less than $2,000,000 for any individual transaction or $8,000,000 in the aggregate in any calendar year; sales, leases or dispositions of tangible assets or properties (x) pursuant to a contract of the Company or any of its Subsidiaries existing as of the Effective Time or permitted by this Section 6.1 or (y) between or among the Company and its wholly owned Subsidiaries or between or among wholly owned Subsidiaries; (B) sales of obsolete or worthless equipment; or (C) non-exclusive licenses or abandonment, lapses, or expirations of Intellectual Property in the Ordinary Course (including term expirations and abandonments or lapses during prosecution of applications); provided, that the Company shall not be permitted to sell any asset if, as a result of such sale, the Company would fail the “substantially-all test” of Section 368(a) of the Code;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than consolidation, liquidation or dissolution of dormant Subsidiaries of the Company;

(vii) change in any material respect their material financial accounting principles, practices or methods, except as required by GAAP or applicable Law;

(viii) (A) make (other than in the Ordinary Course), change or revoke any material election relating to Taxes, (B) change any annual Tax accounting period with respect to material Taxes, (C) change any material Tax accounting method, (D) file any materially amended material Tax Return, (E) enter into any closing agreement with respect to material Taxes, (F) extend or waive the statute of limitations with respect to the assessment of any material Tax without promptly notifying Parent in writing, (G) settle or compromise any material Tax claim, audit, assessment or dispute for an amount that materially exceeds the amount reserved with respect thereto, or (H) surrender any right to claim a material Tax refund;

(ix) except to the extent required pursuant to any Company Plan: (A) grant any increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other service providers (including any agents); (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based or non-equity awards, amend or modify the terms of any outstanding equity-based or non-equity awards, pay any incentive or performance-based compensation or benefits or approve treatment of outstanding equity awards in connection with the Transactions that is inconsistent with the treatment contemplated by Section 3.2; (D) enter into any new, or amend any existing, employment or severance or termination agreement with any current or former director, officer, employee or other service provider; (E) establish any Company Plan which was not in existence prior to the date of this Agreement, or amend or terminate any Company Plan in existence on the date of this Agreement, other than non-material changes or amendments made as a result of annual enrollment or annual renewal of welfare plans or restatements of such plans in the Ordinary Course; (F) hire or promote any employee or other service provider at the level of Level 2 or higher; or (G) terminate the employment of any employee or other service provider at the level of Level 2 or higher, other than for cause;

(x) (A) modify, extend, terminate or enter into any Labor Agreement or (B) recognize or certify any labor union, labor organization, works council, employee representative or group of employees as the bargaining representative for any employees of the Company or any of the Company’s Subsidiaries;

(xi) waive or release any material noncompetition, nonsolicitation, nondisclosure or similar restrictive covenant obligation of any current or former employee, independent contractor or Company Agent which benefits the Company or any of the Company’s Subsidiaries;

(xii) take any action inconsistent in any material respect with the cash management policies of the Company, including, acceleration of any receivables or payables, other than in the Ordinary Course;

(xiii) (A) incur, create or assume any Indebtedness of the type described in clause (a) of the definition thereof or guarantee any such Indebtedness of another Person; (B) create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness of the type described in clause (a) of the definition thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (A) and (B) shall not restrict: (1) the incurrence of Indebtedness in the Ordinary Course by the Company that is owed to any wholly owned Subsidiary of the Company or by any wholly owned Subsidiary of the Company that is owed to the Company or a wholly owned Subsidiary of the Company and the granting of guarantees in the Ordinary Course by the Company or any Subsidiary of the Company with respect to Indebtedness of the Company or any Subsidiary of the Company outstanding as of the date hereof or incurred in compliance with this Agreement or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1); or (C) optionally prepay, optionally redeem or repurchase (including via open market purchases or negotiated transactions) Indebtedness under any of the Existing 5.250% Senior Notes Indenture, the Existing 5.750% Senior Notes Indenture, the Existing 7.000% Senior Secured Second Lien Notes Indenture or the Existing 9.750% Senior Secured Second Lien Notes Indenture; provided, further, that the Company shall comply with the covenant with respect to Indebtedness set forth in Item 12 of Schedule 6.1 of the Company Disclosure Letter;

(xiv) except in the Ordinary Course, (A) enter into any Contract that would be a Company Contract if it were in effect on the date of this Agreement or (B) materially modify, materially amend, terminate or assign, or waive, release or assign any rights, claims or benefits under, any Company Contract;

(xv) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) other than the settlement of such Proceedings that (A) involve only the payment of monetary damages by the Company or any of its Subsidiaries not exceeding $2,500,000 individually or $10,000,000 in the aggregate in any calendar year (but excluding any amounts paid on behalf of the Company or any of the Company Subsidiaries by any applicable insurance policy maintained by the Company or any of the Company Subsidiaries), (B) do not impose any material restrictions or limitations upon the assets, operations, business or conduct of the Company or any of its Subsidiaries (excluding, for the avoidance of doubt, releases of claims, confidentiality and other immaterial obligations customarily included in monetary settlements) and (C) do not involve the admission of any criminal wrongdoing by the Company or any of its Subsidiaries; provided, that the Company shall be permitted to settle any Transaction Litigation in accordance with Section 6.12;

(xvi) make or commit to make any capital expenditures that, together with all other capital expenditures of the Company and its Subsidiaries, exceed by more than 5% the budgeted amounts set forth on Schedule 6.1(b)(xvi) of the Company Disclosure Letter for the periods set forth therein;

(xvii) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xviii) take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied;

(xix) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) for acquisitions permitted by clause (iv) of this Section 6.1(b), (B) advances and investments made by the Company and its Subsidiaries to Franchisees in the Ordinary Course in an amount not to exceed $35,000,000 in the aggregate in any calendar year, including loans made in connection therewith, (C) except as required under the Organizational Documents of any Subsidiary or joint venture or requested by any such joint venture, (D) loans from one Subsidiary to another Subsidiary to the extent required by the ABS Facility Documents or (E) for an amount not to exceed $2,000,000 individually or $8,000,000 in the aggregate in any calendar year;

(xx) fail to use reasonable efforts to maintain the material Company Insurance Policies (or substantially similar replacements thereto) consistent with the Ordinary Course;

(xxi) enter into any transaction, agreement, arrangement or understanding or contract between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company or any Affiliate of the Company (other than the Company and its Subsidiaries), any other Affiliate of the Company or its Subsidiaries (other than the Company and its Subsidiaries), any beneficial owner of more than 5% of the Company’s outstanding voting securities, or a member of the immediately family of the foregoing Persons, on the other hand, except as would not be required to be disclosed under Item 404 of Regulation S-K of the SEC;

(xxii) enter into any Franchise Agreement without providing the prospective Franchisee such information concerning the Transactions, whether in an amended FDD or otherwise, other than in the Ordinary Course or pursuant to exemptions from the franchise disclosure obligations; provided further that (A) the Company use its reasonable best efforts to give Parent five (5) Business Days’ notice before providing any Franchisee with such information and shall consider in good faith Parent’s comments on any such disclosures to prospective Franchisees concerning the Transactions; or

(xxiii) agree, in writing or orally, to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Parent Business Pending the Merger.

(a) Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law or the rules and regulations of the NYSE, or (iv) as otherwise consented to by the Company in writing (including by email) (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use its reasonable best efforts to, conduct its businesses in the Ordinary Course, and use reasonable best efforts to preserve substantially intact its present business organization, properties, goodwill and assets and preserve its existing relationships with its material customers, suppliers, licensors, licensees, distributors, lessors and others having material business dealings with it.

(b) Except (1) as set forth on the corresponding subsection of Schedule 6.2(b) of the Parent Disclosure Letter, (2) as expressly permitted or required by this Agreement, (3) as may be required by applicable Law or the rules and regulations of the NYSE, or (4) as otherwise consented to by the Company in writing (including by email) (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:

(i) (A) authorize, make, declare, set aside, set a record date for, or pay any dividends on, or make any other distribution, or make, declare, set aside, set a record date for or pay any other distributions, or make any other actual, constructive or deemed distribution, in each case in respect of any shares of capital stock or other equity or voting interests of, Parent; (B) split, combine, recapitalize, reclassify or otherwise materially amend or materially modify any terms of any capital stock of Parent; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any rights, warrants or options to acquire any such shares, except (x) as required or permitted by the terms of any equity awards of Parent or (y) to satisfy any applicable Tax withholding in respect of the vesting, exercise or settlement of any equity awards of Parent, in accordance with the terms of the Parent Plans and applicable award agreements;

(ii) amend or propose to amend Parent’s Organizational Documents (other than in immaterial respects) in a manner that would prevent, delay or impair the ability of the Parties to consummate the Transactions or otherwise and adversely affect the consummation of the Transactions, or be materially adverse to the Company’s stockholders (as compared to other stockholders of Parent);

(iii) (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof for which the consideration is more than $126,500,000 in the aggregate;

(iv) adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Parent; or

(v) agree, in writing or orally, to take any action that is prohibited by this Section 6.2.

6.3 Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.4 No Solicitation by the Company.

(a) From and after the date of this Agreement, the Company and its officers and directors will, will cause the Company’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause its and their respective other Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal. Within one (1) Business Day of the date of this Agreement, the

Company shall deliver a written notice (for which email shall suffice) to each Person that has received non-public information regarding the Company within the twelve (12) months prior to the date of this Agreement pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that could be a Company Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries heretofore furnished to such Person or its Representatives. The Company will immediately terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement, the Company and its officers and directors will not, will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause its and their other Representatives not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly assist, knowingly encourage or knowingly facilitate any proposal, offer or inquiry or the making of any proposal, offer or inquiry that constitutes, or could reasonably be expected to lead to, a Company Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Competing Proposal;

(iii) furnish any information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Competing Proposal;

(iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)); or

(v) submit any Company Competing Proposal to the vote of the stockholders of the Company;

provided, that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information, except as otherwise specifically permitted hereunder).

(c) From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours) notify Parent of the direct or indirect receipt by the Company or its Subsidiaries, or the receipt by their respective officers or directors, or its and their respective other Representatives (to the extent the Company has knowledge of such receipt), of any Company

Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to, or that could reasonably be expected to lead to, a Company Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to, or that could reasonably be expected to lead to, a Company Competing Proposal (including the identity of such Person), and the Company shall provide to Parent promptly (and in any event within 24 hours) (i) a copy of any such expression of interest, inquiry, proposal or offer made in writing provided to the Company or any of its Subsidiaries or (ii) with respect to any such expression of interest, inquiry, proposal or offer that is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, the Company shall (x) keep Parent reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, inquiry, proposal or offer (including any amendments thereto) or material requests and shall promptly (and in any event within 24 hours) apprise Parent of the status of any such discussions or negotiations and (y) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person. Without limiting the foregoing, the Company shall notify Parent if the Company determines, in compliance with this Section 6.4 (including Section 6.4(e)(ii)), to begin providing information or to engage in discussions or negotiations concerning a Company Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Except as permitted by Section 6.4(e), the Company Board, including any committee thereof, agrees it shall not:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation;

(ii) fail to include the Company Board Recommendation in the Joint Proxy Statement;

(iii) authorize, adopt, approve, endorse or recommend, or publicly propose or announce any intention to authorize, adopt, approve, endorse or recommend, any Company Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v) in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third (3rd) Business Day prior to the date of the Company Stockholders Meeting) or (B) five (5) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Parent so requests in writing or (B) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Company Competing Proposal if announced or disclosed on or after the third (3rd) Business Day prior to the date of the Company Stockholders Meeting); or

(vii) cause or permit the Company or any of its Subsidiaries to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i) through (vi), a “Company Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Company Board may, after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii) prior to, but not after, the receipt of the Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii) with any Person if (A) the Company receives a bona fide written Company Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement and (B) such Company Competing Proposal did not arise from a material breach of the obligations set forth in this Section 6.4; provided, however, that (1) no information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable in all material respects than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its legal counsel (provided, further, that such confidentiality agreement does not contain provisions which prohibit the Company from providing any information to Parent in accordance with this Section 6.4 or that otherwise prohibits the Company from complying with the provisions of this Section 6.4), (2) any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, (3) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and (4) prior to taking any such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(iii) prior to, but not after, the receipt of the Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement and did not arise from a material breach of the obligations set forth in this Section 6.4, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation (other than of the type described in clause (vii) of the definition thereof); provided, however, that such a Company Change of Recommendation, as applicable, may not be made unless and until:

(A) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C) the Company and its Subsidiaries have complied in all respects with their obligations pursuant to this Section 6.4 with respect to such Company Competing Proposal;

(D) the Company provides Parent written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and include a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents;

(E) after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation; and

(F) at the end of the five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.4(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iii) shall be reduced to three (3) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, the Company may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two (2) Business Days prior to taking such action.

(g) Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by a director or officer of the Company or any of its Subsidiaries or by (x) Goldman Sachs & Co. LLC or Wachtell, Lipton, Rosen & Katz or (y) any other Representative of the Company or its Subsidiaries acting at the Company’s or any of its Subsidiaries’ direction or on its behalf, in each case, in violation of this Section 6.4, shall be deemed to be a breach of this Section 6.4 by the Company.

(h) Notwithstanding anything to the contrary in this Section 6.4, no provision of this Section 6.4 shall prohibit any action or effort required to be taken by the Parties under Section 6.9 hereto.

6.5 No Solicitation by Parent.

(a) From and after the date of this Agreement, Parent and its officers and directors will, will cause Parent’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause its and their respective other Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal. Within one (1) Business Day of the date of this Agreement Parent shall deliver a written notice (for which email shall suffice) to each Person that has received non-public information regarding Parent within the twelve (12) months prior to the date of this Agreement pursuant to a confidentiality agreement with Parent for purposes of evaluating any transaction that could be a Parent Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning Parent and any of its Subsidiaries heretofore furnished to such Person or its Representatives. Parent will immediately terminate any physical and electronic data access related to any such potential Parent Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement, Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause its and their other Representatives not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly assist, knowingly encourage, or knowingly facilitate any proposal, offer or inquiry or the making of any proposal, offer or inquiry that constitutes, or could reasonably be expected to lead to, a Parent Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Parent Competing Proposal;

(iii) furnish any information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Parent Competing Proposal;

(iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 6.5(e)(ii) entered into in compliance with Section 6.5(e)(ii)); or

(v) submit any Parent Competing Proposal to the vote of the stockholders of Parent;

provided, that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.5 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) From and after the date of this Agreement, Parent shall promptly (and in any event within 24 hours) notify the Company of the receipt by Parent or its Subsidiaries (directly or indirectly) of any Parent Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to, or that could reasonably be expected to lead to, a Parent Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to, or that could reasonably be expected to lead to, a Parent Competing Proposal (including the identity of such Person), and Parent shall provide to the Company promptly (and in any event within 24 hours) (i) a copy of any such expression of interest, inquiry, proposal or offer made in writing provided to Parent or any of its Subsidiaries or (ii) with respect to any such expression of interest, inquiry, proposal or offer that is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, Parent shall (x) keep the Company reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, inquiry, proposal or offer (including any amendments thereto) or material requests and shall promptly (and in any event within 24 hours) apprise the Company of the status of any such discussions or negotiations and (y) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person. Without limiting the foregoing, Parent shall notify the Company if Parent determines, in compliance with this Section 6.5 (including Section 6.5(e)(ii)) to begin providing information or to engage in discussions or negotiations concerning a Parent Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Except as permitted by Section 6.5(e), the Parent Board, including any committee thereof, agrees it shall not:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;

(ii) fail to include the Parent Board Recommendation in the Joint Proxy Statement;

(iii) authorize, adopt, approve, endorse or recommend, or publicly propose or announce any intention to authorize, adopt, approve, endorse or recommend, any Parent Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.5(e)(ii) entered into in compliance with Section 6.5(e)(ii)) relating to a Parent Competing Proposal (a “Parent Alternative Acquisition Agreement”);

(v) in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock (other than by the Company or an Affiliate of the Company), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third (3rd) Business Day prior to the date of the Parent Stockholders Meeting) or (B) five (5) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation on or prior to the earlier of (A) five (5) Business Days after the Company so requests in writing or (B) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third (3rd) Business Day prior to the date of the Parent Stockholders Meeting); or

(vii) cause or permit Parent to enter into a Parent Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i) through (vi), a “Parent Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Parent Board may, after consultation with its outside legal counsel, make such disclosures as the Parent Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, such disclosure shall be deemed to be a Parent Change of Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii) prior to, but not after, the receipt of the Parent Stockholder Approval, Parent and its Representatives may engage in the activities prohibited by Sections 6.5(b)(ii) or 6.5(b)(iii) with any Person if (A) Parent receives a bona fide written Parent Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement and (B) such Parent Competing Proposal did not arise from a material breach of the obligations set forth in this Section 6.5; provided, however, that (1) no information that is prohibited from being furnished pursuant to Section 6.5(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable in all material respects than the terms of the Confidentiality Agreement, as determined by the Parent Board in good faith after consultation with its legal counsel (provided, further, that such confidentiality agreement does not contain provisions which prohibit Parent from providing any information to the Company in accordance with this Section 6.5 or that otherwise prohibits Parent from complying with the provisions of this Section 6.5), (2) that any such non-public information has previously been made available to, or is made available to, the Company prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, (3) prior to taking any such actions, the Parent Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and (4) prior to taking any such actions, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(iii) prior to, but not after, the receipt of the Parent Stockholder Approval, in response to a bona fide written Parent Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement and did not arise from a material breach of the obligations set forth in this Section 6.5, if the Parent Board so chooses, the Parent Board may effect a Parent Change of Recommendation (other than of the type described in clause (vii) of the definition thereof); provided, however, that such a Parent Change of Recommendation may not be made unless and until:

(A) the Parent Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal;

(B) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C) Parent and its Subsidiaries have complied in all respects with their obligations pursuant to this Section 6.5 with respect to such Parent Competing Proposal;

(D) Parent provides the Company written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and include a copy of the available proposed Parent Competing Proposal and any applicable transaction and financing documents;

(E) after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation; and

(F) at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Parent Competing Proposal remains a Parent Superior Proposal and that the failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material amendment or material modification to any Parent Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Parent Superior Proposal shall be deemed material), Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.5(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.5(e)(iii) shall be reduced to three (3) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, Parent shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.5, prior to, but not after, the time the Parent Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Parent Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law, Parent may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Parent Competing Proposal, on a confidential basis, to the Parent Board and communicate such waiver to the applicable third party; provided, however, that Parent shall advise the Company at least two (2) Business Days prior to taking such action.

(g) Notwithstanding anything to the contrary in this Section 6.5, any action, or failure to take action, that is taken by a director or officer of Parent or any of its Subsidiaries or by (x) Morgan Stanley & Co. LLC or Kirkland & Ellis LLP or (y) any other Representative of the Parent or any of its Subsidiaries acting at Parent’s or any of its Subsidiaries’ direction or on its behalf, in each case, in violation of this Section 6.5, shall be deemed to be a breach of this Section 6.5 by Parent.

(h) Notwithstanding anything to the contrary in this Section 6.5, no provision of this Section 6.5 shall prohibit any action or effort required to be taken by the Parties under Section 6.9 hereto.

6.6 Preparation of Joint Proxy Statement and Registration Statement.

(a) Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto used by the Company to obtain the adoption by its stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and the Registration Statement and any amendments or supplements thereto (including information concerning the Company reasonably necessary to enable Parent to prepare required pro forma financial statements and related footnotes required to be included in the Registration Statement).

(b) Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC within sixty (60) days of the date of this Agreement, (i) a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting and the holders of Parent Common Stock at the Parent Stockholders Meeting and (ii) the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon as reasonably practicable after such filing and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall give reasonable consideration to any comments reasonably and promptly proposed by the other Party or its Representatives and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that with respect to documents filed by a Party related to the Transactions which are incorporated by reference in the Joint Proxy Statement or the Registration Statement, the other Party’s right to comment shall not apply with respect to information (if any) relating to the filing Party’s business, financial condition or results of operations. In addition, each Party will use its reasonable best efforts to cause such Party’s independent registered public accounting firm to consent to the inclusion or incorporation by reference of the audit reports on the annual audited consolidated financial statements of such Party included or incorporated by reference into the Registration Statement.

(c) Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the Effective Time, Parent or the Company discovers any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and Parent.

6.7 Stockholders Meetings.

(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within forty (40) days thereof). Except as permitted by Section 6.4, the Company Board shall recommend that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement and take all other action reasonably necessary to secure the Company Stockholder Approval. The Joint Proxy Statement shall include the Company Board Recommendation. The Company shall not submit at the Company Stockholders Meeting any matter for approval other than those required for the Company Stockholder Approval (and other than matters of procedure, including an adjournment proposal, matters required by or advisable under applicable Law to be voted on by the stockholders of the Company in connection therewith, including an advisory Merger-related compensation proposal, and matters (i) conducive to the consummation of the Transactions contemplated hereby and (ii) consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed)). The Company shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Company Stockholders Meeting; provided, that the Company may, notwithstanding the foregoing, without the prior written consent of Parent, and shall if requested by Parent, adjourn or postpone the Company Stockholders Meeting (i) if, after consultation with Parent, the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the Company Stockholder Approval, or (B) distribute any supplement or amendment to the Joint Proxy Statement the distribution of which the Company Board has determined in good faith to be necessary under applicable Law after consultation with, and taking into account the advice of, outside legal counsel or (ii) for an absence of a quorum, and the Company shall use its reasonable best efforts to obtain such a quorum as promptly as practicable. Notwithstanding the foregoing, (1) the Company may not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) postpone or adjourn the Company Stockholder Meeting (x) more than a total of three (3) times pursuant to clause (i)(A) or (ii) of the immediately preceding sentence or (y) for a period exceeding ten (10) Business Days in the aggregate pursuant to clause (i)(A) or (ii) of the immediately preceding sentence, and (2) if the Company Stockholders Meeting is postponed or adjourned, the Company shall reconvene the Company Stockholders Meeting at the earliest practicable date on which the Company reasonably expects to have sufficient affirmative votes to obtain the Company Stockholder Approval; and provided, further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the End Date. If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. The Company will establish a record date (and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith), which record date shall be prior to (or as promptly as reasonably practicable following) the effectiveness of the Registration Statement. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents.

(b) Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within forty (40) days thereof). Except as permitted by Section 6.5, the Parent Board shall recommend that the stockholders of Parent vote in favor of the issuance of Parent Common Stock in the Merger and the Parent Board shall solicit from stockholders of Parent proxies in favor of the Parent Stock Issuance, and take all other action reasonably necessary to secure the Parent Stockholder Approval. The Joint Proxy Statement shall include the Parent Board

Recommendation. Parent shall not submit at the Parent Stockholders Meeting any matter for approval other than those required for the Parent Stockholder Approval (and other than matters of procedure, including an adjournment proposal, matters required by or advisable under applicable Law to be voted on by the stockholders of Parent in connection therewith, and matters (i) conducive to the consummation of the Transactions contemplated hereby and (ii) consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed)). Parent shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Parent Stockholders Meeting; provided, that Parent may, notwithstanding the foregoing, without the prior written consent of the Company, and shall if requested by the Company, adjourn or postpone the Parent Stockholders Meeting (i) if, after consultation with the Company, Parent believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the Parent Stockholder Approval, or (B) distribute any supplement or amendment to the Joint Proxy Statement the distribution of which the Parent Board has determined in good faith to be necessary under applicable Law after consultation with, and taking into account the advice of, outside legal counsel or (ii) for an absence of a quorum, and Parent shall use its reasonable best efforts to obtain such a quorum as promptly as practicable. Notwithstanding the foregoing, (1) Parent may not, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) postpone or adjourn the Parent Stockholders Meeting (x) more than a total of three (3) times pursuant to clause (i)(A) or (ii) of the immediately preceding sentence or (y) for a period exceeding ten (10) Business Days in the aggregate pursuant to clause (i)(A) or (ii) of the immediately preceding sentence, and (2) if the Parent Stockholders Meeting is postponed or adjourned, Parent shall reconvene the Parent Stockholders Meeting at the earliest practicable date on which Parent reasonably expects to have sufficient affirmative votes to obtain the Parent Stockholder Approval; and provided, further, that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the End Date. If requested by the Company, Parent shall promptly provide all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 6.5, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Parent will establish a record date (and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith), which record date shall be prior to (or as promptly as reasonably practicable following) the effectiveness of the Registration Statement. Once Parent has established a record date for the Parent Stockholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents.

(c) The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, on the same day.

(d) Without limiting the generality of the foregoing, each of the Company and Parent agrees that, unless this Agreement has been validly terminated pursuant to Article VIII, (x) its obligations pursuant to this Section 6.7 shall not be affected by the commencement, announcement, disclosure, or communication of any Company Competing Proposal (including a Company Superior Proposal) or Parent Competing Proposal (including a Parent Superior Proposal), and (y) the Company’s obligations to hold the Company Stockholders Meeting pursuant to this Section 6.7 shall not be affected by the making of a Company Change of Recommendation and Parent’s obligations to hold the Parent Stockholders Meeting pursuant to this Section 6.7 shall not be affected by the making of a Parent Change of Recommendation.

(e) Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

6.8 Access to Information.

(a) Subject to applicable Law, Section 6.9(c) and the other provisions of this Section 6.8, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent solely to the extent in furtherance of the consummation of the Merger and the other Transactions. Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i) no Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing contract or agreement (provided, however, that the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate with Parent to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures (including as set forth in the Clean Team Agreement), redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii) No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that, in the other Party’s good faith opinion, the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii) Parent shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the Company or its Subsidiaries without the prior written consent of the Company (granted or withheld in its sole discretion); and

(iv) no investigation or information provided pursuant to this Section 6.8 shall affect or be deemed to modify any representation or warranty made by the Company.

(b) The Confidentiality Agreement dated as of August 4, 2025, between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder; provided, that Section 7 of the Confidentiality Agreement shall be of no force and effect as of the date hereof. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the data relating to the Transactions maintained by or on its behalf to which the other Party and its Representatives were provided access prior to the date of this Agreement.

6.9 Regulatory Efforts.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.9(b) through 6.9(e), and not this Section 6.9(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing (but subject to Sections 6.9(b) and 6.9(e)), in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Parent and the Company shall have the right to review in advance and each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Registration Statement and Joint Proxy Statement). The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of Parent (which consent, subject to Section 6.9(b), may be withheld in Parent’s sole discretion).

(b) As promptly as reasonably practicable following the execution of this Agreement, the Parties shall file, or cause to be filed, all required Notification and Report Forms under the HSR Act with respect to this Agreement and the Transactions (which shall be filed no later than twenty-five (25) Business Days following the date of this Agreement, unless otherwise agreed by the Parties). Each of Parent and the Company will split evenly any HSR filing fees. Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws (as defined below). Parent and the Company shall each use reasonable best efforts to take, or cause to be taken, all appropriate actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law (including under any Antitrust Laws) to consummate and make effective the Transactions at the earliest practicable date, including (i) pursuing a prompt expiration or termination of any applicable waiting period under the HSR Act, (ii) responding to and supplying as promptly as practicable any information and documentary material that may be requested by a Governmental Entity (including pursuant to a Second Request for Information under the HSR Act) and (iii) resolving any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Laws raised by any Governmental Entity (“Antitrust Authority”) charged with enforcing, applying, administering, or investigating the HSR Act or any other Law designed to govern competition, or to prohibit, restrict or regulate actions with the purpose or effect of monopolization, restraint of trade, or lessening of competition by merger or acquisition (collectively, “Antitrust Laws”).

(c) Each Party shall: (i) promptly notify the other Parties of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any substantive communication to such Person from an Antitrust Authority or other Governmental Entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed substantive written communication to an Antitrust Authority or other Governmental Entity, (ii) supply as promptly as practicable any information and documentary material that may be requested from any Governmental Entity (including pursuant to a Second Request for Information under the HSR Act), (iii) keep the others informed of any developments, meetings or discussions with any Antitrust Authority or other Governmental Entity, or any presentations, memoranda, briefs, or proposals made thereto, in respect of any filings, including the status of such filings, investigation, or other inquiry concerning the Transactions and (iv) not independently participate in any meeting or discussions with an Antitrust Authority or other Governmental Entity in respect of any filings, investigation or inquiry concerning the Transactions without giving the other parties prior notice of such meeting or discussions and, unless prohibited by such Antitrust Authority or other

Governmental Entity, the reasonable opportunity to attend or participate. To the extent permitted by Law or Governmental Entity and except with regard to the Parties’ HSR filings, no Party will make any notification in relation to any regulatory approvals and consents without first providing the other Party with a copy of such notification in draft form and giving the other Party a reasonable opportunity to discuss its consent before it is filed with the relevant Governmental Entity, and such first Party shall consider and take account of all reasonable comments timely made by the other Party in this respect. However, (A) each of Parent and the Company may designate any non-public information provided to any Antitrust Authority or other Governmental Entity as restricted to “Outside Counsel Only” and any such information shall not be shared with employees, officers, managers or directors or their equivalents of the other Parties hereto without approval of the Party providing the non-public information, and (B) materials may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d) In furtherance of the foregoing, Parent shall use reasonable best efforts to take actions necessary to ensure the expiration or termination of the waiting period under the HSR Act, which reasonable best efforts shall include (i) selling, divesting, franchising or otherwise disposing of the assets, categories of assets, operations, investments, companies, brands or businesses of either the Parent or its Subsidiaries, or the Company or its Subsidiaries, and, franchising or licensing any brand of either the Parent or its Subsidiaries, or the Company or its Subsidiaries; (ii) holding separate and agreeing to sell, franchise or otherwise dispose of, the assets, categories of assets, operations, investments, companies, brands or businesses of either the Parent or its Subsidiaries, or the Company or its Subsidiaries, and, holding separate and agreeing to franchise or license any brand of either the Parent or its Subsidiaries, or the Company or its Subsidiaries (clauses (i) and (ii) collectively, the “Divestiture Actions”); and (iii) agreeing to a behavioral remedy, or any conditions or limitations on the freedom to operate, with respect to any of the businesses, operations, assets or liabilities of the Parent or its Subsidiaries, or the Company or its Subsidiaries (together, the “Behavioral Remedies”); provided, that (x) Parent’s obligations with respect to Divestiture Actions and any required efforts pursuant to the third sentence of Section 6.9(b) shall be subject to Schedule 6.9(d) of the Parent Disclosure Letter (y) Parent’s obligations with respect to Behavioral Remedies and any required efforts pursuant to the third sentence of Section 6.9(b) shall be limited to such Behavioral Remedies which would not, individually or in the aggregate, be material (which, for further clarity, shall not require Parent to take any Behavioral Remedies which would reasonably be expected to (1) materially reduce the value anticipated to be realized by Parent or its Subsidiaries from the Transactions or (2) require material adjustments to the current ordinary course operations of either the Parent or its Subsidiaries, or the Company or its Subsidiaries), and (z) nothing in this Section 6.9(d) or the third sentence of Section 6.9(b) shall obligate Parent or the Company to (A) take or agree to take any such action not conditioned on consummation of the Closing; (B) unless otherwise required by the Divestiture Actions, sell, divest, franchise or otherwise dispose of the assets, categories of assets, operations, investments, companies, brands or businesses of either the Parent or its Subsidiaries, or the Company or its Subsidiaries; (C) unless otherwise required by the Divestiture Actions, hold separate and agree to sell, franchise or otherwise dispose of, the assets, categories of assets, operations, investments, companies, brands or businesses of either the Parent or its Subsidiaries, or the Company or its Subsidiaries; (D) unless otherwise required by the Behavioral Remedies, terminate, transfer or create any existing relationships, contractual rights or obligations of either of the Parent or its Subsidiaries, or the Company or its Subsidiaries; (E) unless otherwise required by the Divestiture Actions or Behavioral Remedies, terminate any venture or other arrangement of either the Parent or its Subsidiaries, or the Company or its Subsidiaries; (F) unless otherwise required by the Behavioral Remedies, create any relationship, contractual rights or obligations with either the Parent or its Subsidiaries, or the Company or its Subsidiaries, or accept any restriction on Parent’s freedom of action following the Closing; or (G) unless otherwise required by the Behavioral Remedies, effectuate any other change or restructuring of Parent or its respective Subsidiaries, or the Company or its Subsidiaries, to avoid the entry of or effect the dissolution of any Law preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure the expiration or termination of the waiting period under the HSR Act as promptly as reasonably practicable. In the event that any action is threatened or instituted challenging the Transactions or which would otherwise prohibit, materially delay or materially impair the Closing, Parent and Company shall, each at their own expense, use reasonable best efforts to (a) defend any such litigation, action or proceeding (including by appeal if necessary) and (b) seek to have vacated lifted, reversed or overturned as promptly as practicable any Law or order entered by a Governmental Entity described in this sentence, in each case so as bring about the Closing as promptly as practicable and in any event no later than the End Date. Notwithstanding anything to the contrary in this Agreement, Parent shall consult with the Company in good faith in connection with obtaining the expiration or termination of any applicable waiting period under the HSR Act and effecting the consummation of the Transactions, provided that Parent shall have the right to direct, devise, implement and control (AA) the strategy, decisions, and communications with Governmental Entities for obtaining expiration or termination of any applicable waiting periods under the HSR Act, and defending any such litigation, action or proceeding (including by appeal if necessary), with respect to the transactions contemplated by this Agreement, (BB) responses to any requests of, inquiry from, or investigation by, an Antitrust Authority (including directing the timing, nature and substance of all such responses) with respect to the transactions contemplated by this Agreement, and (CC) any Divestiture Actions or Behavioral Remedies required by this Section 6.9(d). Notwithstanding anything to the contrary herein, for the purposes of this Section 6.9(d), the Company and its Subsidiaries shall comply with the Company Actions prescribed in Schedule 6.9(d) of the Company Disclosure Letter.

(e) Except as specifically required by this Agreement, neither Party shall, and shall cause its respective Affiliates not to, acquire or agree to acquire any other Person or business or any assets or properties of any other Person if such acquisition would reasonably be expected to (x) materially impede, prevent or materially delay the expiration or termination of the waiting period under the HSR Act or the Closing or materially increase the risk of not obtaining any consent, approval, authorization, qualification or order from a Governmental Entity necessary for the consummation of the Transactions, (y) materially increase the risk of any Governmental Entity entering an order prohibiting or delaying the consummation of the Transactions, or (z) materially increase the risk of not being able to remove any such order or appeal or otherwise.

(f) Parent shall control strategy over (i) the decision to “pull-and-refile” pursuant to 16 C.F.R. 803.12 any filing made under the HSR Act more than once, or any similar action with respect to any filing made with any Governmental Entity and (ii) any decision to stay, toll or extend, directly or indirectly, any applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement.

6.10 Employee Matters.

(a) Except as otherwise expressly set forth herein, and subject to applicable Law, the Company and Parent agree that, until the first anniversary of the Closing Date (or until the date of termination of employment of the relevant Continuing Employee, if sooner, and unless otherwise agreed with a Continuing Employee), Parent shall cause each employee of the Company or any of its Subsidiaries as of immediately prior to the Effective Time who remains employed by Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) as of immediately thereafter (each, a “Continuing Employee”) to be provided with (i) base compensation (salary or wages, as applicable) that is not less than the level in effect for such Continuing Employee as of immediately prior to the Effective Time, (ii) post-termination severance pay that is not less than the level in effect for such Continuing Employee as of immediately prior to the Effective Time pursuant to the Company Plan set forth on Schedule 6.10(a) of the Company Disclosure Letter, (iii) target annual cash incentive compensation opportunities (excluding, for the avoidance of doubt, any target long-term incentive cash and equity-based compensation opportunities) that are not less than those in effect for such Continuing Employee as of immediately prior to the Effective Time, (iv) an overall total direct compensation opportunity (i.e., base salary or wage rate, target annual cash incentive compensation opportunity and annual long incentive compensation opportunity) that is not less than the total direct compensation opportunity in effect for such Continuing Employee for the year in which the Closing Date occurs (provided that, for the avoidance of doubt, any long-term incentive opportunities may be provided in the form of cash or equity-based opportunities, in Parent’s discretion, and, if long-term incentive compensation opportunities have not been determined for such year as of the Closing Date, taking into account the long-term incentive compensation opportunities for the preceding year), and (v) employee benefits (excluding any equity or equity-based, nonqualified deferred compensation, severance, retention, incentive, bonus, change in control, transaction, defined benefit pension, stock purchase plans and post-employment welfare benefits) that are substantially comparable in the aggregate to those (subject to the same exclusions) provided to such Continuing Employee immediately prior to the Effective Time.

(b) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, as applicable, to credit the Continuing Employees for purposes of vesting (with respect to retirement features included in future equity or equity-based awards, to the extent provided to similarly situated employees of Parent or its Subsidiaries) and eligibility to participate and, solely for vacation and paid time off policies, and severance plans and policies, determining levels of benefits under the Parent Plans (other than to the extent it would result in a duplication of compensation or benefits) in which the Continuing Employees participate after the Effective Time, for such Continuing Employees’ service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan immediately prior to the Effective Time.

(c) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, as applicable, to take reasonable best efforts to (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Plans to the extent coverage under such Parent Plan replaces coverage under the comparable Company Plan in which such Continuing Employee participated immediately prior to the Effective Time, (ii) waive any limitation on health and welfare coverage of any Continuing Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Parent Plan to the extent such Continuing Employee and his or her eligible dependents are covered under a Company Plan immediately prior to the Effective Time, and such conditions, periods or requirements were satisfied or waived under such Company Plan and (iii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles, coinsurance and annual out-of-pocket limits for expenses incurred prior to the Closing Date for which payment has been made under the applicable group health Company Plan for purposes of satisfying the corresponding deductibles, coinsurance and annual out-of-pocket limits applicable to such Continuing Employee and his or her eligible dependents under the corresponding group health Parent Plan for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan.

(d) It is acknowledged and agreed that the consummation of the transactions contemplated hereby will constitute a “change of control” (or “change in control” or transaction of similar import) for purposes of all Company Plans, policies, programs or agreements (including, but not limited to severance plans and award agreements under the Company Stock Plan that include the term “change in control” or “change of control,” as applicable).

(e) Upon a severance qualifying termination of a Continuing Employee’s employment with Parent or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) on or after the Closing Date, Parent shall (or shall cause its applicable Affiliate to) pay such Continuing Employee a bonus for the year in which the Closing occurs, subject to such Continuing Employee’s execution and non-revocation of a customary general release of claims satisfactory to Parent, equal to the product of (i) the Continuing Employee’s full-year bonus entitlements under any of the Company’s annual bonus plans in which the Continuing Employee participates at the time of such qualifying termination, based on actual performance determined at a level no less favorable than for similarly situated Continuing Employees, and (ii) a fraction, the numerator of which shall equal the number of days in the year in which the Closing Date occurs through the date of such qualifying termination and the denominator of which is three hundred sixty-five (365), with such prorated bonus payable when bonuses are paid to Continuing Employees in the Ordinary Course; provided that, in no event shall payment of any amounts pursuant to this Section 6.10(e) result in the duplication of payments to any Continuing Employee under any other incentive, severance or other similar arrangement.

(f) The Company shall, or shall cause its applicable Subsidiary to, adopt written resolutions necessary and appropriate to terminate each Company Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code and includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “401(k) Plan”), effective no later than one (1) day immediately preceding the Closing Date. The Company shall deliver to Parent, no later than one (1) day immediately preceding the Closing Date, evidence that the board of directors or other authorized body of the Company or its applicable Subsidiary has validly adopted such resolutions to: (i) terminate such 401(k) Plan (the form and substance of which shall be subject to prior review and approval of Parent); (ii) cease all contributions to such 401(k) Plan; and (iii) fully vest the account balance of each participant in such 401(k) Plan, such termination, cessation of contributions and vesting to be effective no later than one (1) day immediately preceding the Closing Date.

(g) Nothing in this Agreement shall constitute an establishment of or amendment to, or be construed as amending or establishing, any Company Plan or any Parent Plan or any other benefit or compensation plan, program, policy, agreement or arrangement sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries or Affiliates. The provisions of this Section 6.10 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company, its Subsidiaries or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other claims, rights or remedies (including with respect to the matters provided for in this Section 6.10) under or by reason of any provision of this Agreement. Nothing in this Agreement is intended to prevent Parent or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) (i) from amending, modifying or terminating any Company Plan in accordance with its terms or any other benefit or compensation plan, program, policy, agreement or arrangement or (ii) after the Effective Time, from terminating the employment of any Continuing Employee.

(h) Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable Law.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other right that an Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation, to do the following:

(i) From and after the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation shall indemnify, defend and hold harmless (and advance expenses in connection therewith, subject to a customary undertaking from the applicable Indemnified Person to return such advances if it is determined by the final adjudication of a court of law that the Indemnified Person is not entitled to indemnification hereunder) the present and former directors, officers, employees, fiduciaries and agents of the Company and its Subsidiaries, and any individuals serving in such capacity at or with respect to other Persons at the Company’s or its Subsidiaries’ request (each, an “Indemnified Person”) from and against any losses, claims, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect thereof) in respect of the Indemnified Persons having served in such capacity at or prior to the Effective Time, in each case, to the fullest extent provided under the Organizational Documents of the Company and its Subsidiaries in effect on the date hereof. If any Indemnified Person is made party to any Proceeding arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, the Surviving Corporation shall advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation in each case to the extent the Company is required to do so and on the same terms as provided in the Organizational Documents of the Company and its Subsidiaries in effect on the date hereof; provided, that any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.11, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve the Surviving Corporation from any obligations that it may have under this Section 6.11 except to the extent such failure materially prejudices such party’s position with respect to such claims); and

(ii) For six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect provisions in the Organizational Documents of the Surviving Corporation and its Subsidiaries (or in such documents of any successor to the business thereof) regarding elimination of liability of directors and officers, indemnification of officers, directors, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(b) From and after the Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor its obligations under Section 6.11(a).

(c) For six (6) years after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Person that is set forth on Schedule 6.11(c) of the Company Disclosure Letter, and not amend, repeal or otherwise modify any such agreement in any manner that would materially and adversely affect any right of any Indemnified Person thereunder.

(d) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of him or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto; provided, further, that in no event shall the Company pay, or shall Parent be required to pay, annual premiums for insurance under this Section 6.11(d) in excess of 300% of the most recent annual premiums paid by the Company prior to the date of this Agreement for such purpose (the “Maximum Amount”), it being understood that if the annual premiums of such insurance coverage exceed such amount, Parent shall nevertheless be obligated to provide such coverage as may be obtained for such Maximum Amount.

(e) If either Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person or consummates any division transaction, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation (as applicable) shall assume the obligations set forth in this Section 6.11.

(f) The rights of each Indemnified Person under this Section 6.11 shall be in addition to any rights such Person may have under the Organizational Documents of the Company or any of its Subsidiaries under the DGCL or any other applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries.

6.12 Transaction Litigation. In the event any Proceeding by any stockholder of the Company or Parent is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consult regularly with Parent in good faith and give reasonable consideration to Parent’s advice with respect to such Transaction Litigation; provided, that the Company shall not cease to defend, consent to the entry of any judgment, settle or offer to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.13 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each Party will cause its Representatives not to, issue any public announcements or make other public disclosures regarding or relating to this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or its or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger; provided, in each case, such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that (x) no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees (provided, that prior to making any written (or prepared broad-based) communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions or compensation or benefits that are payable or to be provided following the Effective Time, the Company shall provide Parent with a copy of the intended communication (or written summary of any prepared broad-based oral communication), the Company shall provide Parent a reasonable period of time to review and comment on the communication, and the Company shall consider any timely comments in good faith) and (y) neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from the other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal, Parent Competing Proposal, as applicable, and matters related thereto or a Company Change of Recommendation or Parent Change of Recommendation, other than as set forth in Section 6.4 or Section 6.5.

6.14 Reasonable Best Efforts. Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI (including filings, notifications, required efforts, actions and other matters with respect to Antitrust Laws governed by Section 6.9), upon the terms and subject to the conditions set forth in this Agreement (including Section 6.4), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions.

6.15 Advice of Certain Matters; Notifications. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 6.9, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions). The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon becoming aware of (a) any condition, event or circumstance that will result in any of the conditions in Article VII not being met, or (b) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

6.16 Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.17 Stock Exchange Listing and Delistings. Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock and any securities of any Subsidiary of the Company from the NYSE and the deregistration of the shares of Company Common Stock and any securities of any Subsidiary of the Company under the Exchange Act as promptly as practicable after the Effective Time.

6.18 Existing Credit Agreement.

(a) The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions reasonably necessary to facilitate (i) the termination substantially concurrently with the Closing of all commitments under the Existing Credit Agreement, (ii) the repayment in full substantially concurrently with the Closing of all obligations under the Existing Credit Agreement and (iii) the release substantially concurrently with the Closing of any Encumbrances and guarantees securing the obligations under the Existing Credit Agreement; provided, that to the extent the Company does not have unrestricted cash on hand in an amount sufficient to make such repayment in full, the Company shall have received funds from Parent in an amount sufficient to make such repayment. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall (x) use reasonable best efforts to deliver to Parent at least five (5) Business Days prior to the Closing Date (or such shorter period as agreed by Parent), a draft payoff letter, and (y) deliver on the Closing Date, an executed payoff letter (together with the payoff letter contemplated by the foregoing clause (x), the “Payoff Letters”), in each case, in customary form, from the lenders, or the administrative agent (or similar Person) on behalf of the lenders, under the Existing Credit Agreement. Such Payoff Letters shall (A) confirm the aggregate outstanding amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and other outstanding and unpaid Indebtedness under the Existing Credit Agreement as of the anticipated Closing Date (and the daily accrual of interest thereafter), including, in the case of any letters of credit or similar obligations, cash collateralization, backstop or repayment of such obligations, (B) contain payment instructions and (C) evidence the satisfaction, release and discharge of the Indebtedness and any guarantees under the Existing Credit Agreement following the repayment of all such principal, interest, prepayment premiums, penalties, breakage costs and other outstanding and unpaid Indebtedness (and such cash collateralization, backstop or repayment of letter of credit or similar obligations) and (D) if such Indebtedness is secured by any Encumbrance or other security interest, be accompanied by all lien terminations and instruments of discharge releasing and terminating such Encumbrance or security interest, as applicable, upon the receipt of the applicable payoff amounts.

(b) The Company shall or shall cause any of its Subsidiaries to, at the Company’s option, either (i) no later than March 16, 2026, repurchase or repay in full all of the outstanding Existing 0.250% Exchangeable Senior Notes, (ii) no later than March 16, 2026, cause the Maturity Date under and as defined in the Existing 0.250% Exchangeable Senior Notes Indenture to be extended to a date later than October 26, 2027, (iii) cause the Revolving Facility Maturity Date (as defined in the Existing Credit Agreement) to not occur on the Springing 2026 Maturity Date (as defined in the Existing Credit Agreement), including, at the Company’s option, by obtaining an amendment or waiver to the Existing Credit Agreement to effect such an outcome or (iv) in the event that the Revolving Facility Maturity Date (as defined in the Existing Credit Agreement) would otherwise occur on the Springing 2026 Maturity Date (as defined in the Existing Credit Agreement), repay, terminate and repay or refinance the Existing Credit Agreement on or prior to the Springing 2026 Maturity Date.

6.19 Tax Matters.

(a) Each of Parent, Merger Sub and the Company will (and will cause its respective Subsidiaries to) use its reasonable best efforts to cause the Merger to qualify, and will not take or knowingly fail to take (and will cause its Subsidiaries not to take or knowingly fail to take) any action that would, or would reasonably be expected to, prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Parent and the Company intend to report, and intend to cause their respective Subsidiaries to report, the Merger as a reorganization within the meaning of Section 368(a) of the Code.

(b) At the request of Parent or the Company, each of Parent, Merger Sub and the Company will use its reasonable best efforts and will reasonably cooperate with one another to obtain any opinion of Company counsel (or, if Company counsel is unable to provide such opinion, Parent counsel) regarding the U.S. federal income Tax treatment of the Merger that may be required to be issued in connection with the declaration of effectiveness of the Registration Statement by the SEC, which cooperation shall include, for the avoidance of doubt, the delivery by Parent, Merger Sub and the Company of duly executed officers’ certificates, dated as of the relevant date, containing such representations, warranties and covenants as may be reasonably necessary or appropriate to enable such counsel to render any such opinion.

(c) Each of the Company and Parent will notify the other party promptly after becoming aware, at any point in time prior to the Effective Time, of the existence of any fact that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. In the event Parent and the Company determine that, (i) as a result of actions taken or transactions entered into after the date hereof, in each case, in accordance with this Agreement, the Merger would reasonably be expected not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the Merger, and a second-step merger of the Surviving Corporation with and into a domestic limited liability company that is disregarded as an entity separate from Parent for U.S. federal income tax purposes, with such limited liability company as the surviving company in the merger (the “Second Merger”), taken together, would qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) the Second Merger would not reasonably be expected to result in material adverse consequences to either the Company or Parent that cannot otherwise be avoided, then Parent shall cause the Surviving Corporation to consummate the Second Merger as promptly as practicable following the Merger, and shall report the Merger and the Second Merger, taken together, as a “reorganization” within the meaning of Section 368(a).

(d) This Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

6.20 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.21 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

6.22 Resignations. Prior to the Effective Time, the Company will use its reasonable best efforts to cause each director of the Company to execute and deliver a letter to the Company effectuating such director’s resignation, effective as of the Effective Time, as a director of the Company.

6.23 Non-Solicit.

(a) From the date of this Agreement until the earlier of (x) the Closing and (y) the date that is six (6) months following the valid termination of this Agreement pursuant to Article VIII:

(i) Parent shall not, and shall cause its Affiliates not to, directly or indirectly, on its or their own behalf or on behalf of any third party solicit, recruit, induce or encourage or attempt or continue to solicit, recruit, induce or encourage any Company Agent or office manager or franchisee of the Company or any of its Subsidiaries (the “Restricted Company Persons”) to leave or terminate or otherwise reduce their relationship with the Company or any of its Affiliates; provided, however, that the foregoing shall not prohibit any Person from (i) making general employment solicitations (and hiring in response to such solicitations) such as through advertisements in publicly available media so long as such general employment solicitations are not specifically targeted at any Restricted Company Person or (ii) any solicitation or hiring of any person who at the time of such solicitation is not, and was not at any time during the immediately preceding six (6)-month period, an employee or individual service provider of the Company or any of its Affiliates; and

(ii) The Company shall not, and shall cause its Affiliates not to, directly or indirectly, on its or their own behalf or on behalf of any third party solicit, recruit, induce or encourage or attempt or continue to solicit, recruit, induce or encourage any real estate agent associated with Parent or any of its Subsidiaries or office manager or franchisee of Parent or any of its Subsidiaries (the “Restricted Parent Persons”) to leave or terminate or otherwise reduce their relationship with Parent or any of its Affiliates; provided, however, that the foregoing shall not prohibit any Person from (i) making general employment solicitations (and hiring in response to such solicitations) such as through advertisements in publicly available media so long as such general employment solicitations are not specifically targeted at any Restricted Parent Person or (ii) any solicitation or hiring of any person who at the time of such solicitation is not, and was not at any time during the immediately preceding six (6)-month period, an employee or individual service provider of Parent or any of its Affiliates.

(b) Notwithstanding anything herein to the contrary, the obligations of each Party set forth in Section 6.23(a) shall not apply with respect to any Restricted Company Persons or Restricted Parent Persons, as applicable, who operate their business in the State of Arizona.

6.24 Financing Cooperation.

(a) The Company agrees to use reasonable best efforts to provide, and shall cause its Subsidiaries and use reasonable best efforts to cause its Representatives to use reasonable best efforts to provide, in each case at Parent’s sole expense, such customary cooperation as may be reasonably requested in writing by the Parent and Merger Sub for the arrangement of any debt or equity financing by Parent or any of its Subsidiaries to finance the Transactions (the “Financing”), including using reasonable best efforts to:

(i) furnish to Parent and Merger Sub the Business Financial Statements and such other historical financial information regarding the Company and its Subsidiaries as is reasonably available to the Company at such time, customarily required in connection with the execution of financings of a type similar to the Financing and reasonably requested by Parent in writing;

(ii) upon reasonable prior notice and at reasonable times and locations to be mutually agreed, cause members of management of the Company with appropriate seniority and expertise to participate in a reasonable number of rating agency presentations, lender presentations and due diligence sessions, in each case in connection with the Financing (including with providers or potential providers of the Financing), in each case which shall be virtual unless otherwise agreed to by the Company;

(iii) provide reasonable and timely assistance in the preparation of customary lender and investor presentations (including “roadshow” or investor meeting slides), rating agency presentations, prospectus, offering memorandum, private placement memorandum, bank information memoranda and similar customary documents (including cooperation to incorporate by reference therein information included in the SEC filings of the Company) or marketing material for the Financing;

(iv) provide at least four (4) Business Days prior to the Closing Date all documentation and other information related to the Company as is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and Beneficial Ownership Certificates, to the extent required in order to consummate the Financing and requested in writing at least nine (9) Business Days prior to the Closing Date;

(v) in the case of any Financing consisting of an offering of debt securities or equity securities, cause the certified independent auditors of the financial statements of the Company to (A) furnish customary consents for use of their audit opinions in any materials related to any debt securities or equity securities offerings as part of the Financing, (B) provide, consistent with customary practice, customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to customary financial information relating to the Company and its Subsidiaries as necessary or customary for financings similar to such Financing and (C) attend a reasonable number of accounting due diligence sessions and drafting sessions, in each case which shall be virtual unless otherwise agreed to by the Company;

(vi) cooperate with Parent in Parent’s replacement or backstop, effective no earlier than the Closing, of any outstanding letters of credit or similar obligations or items issued for the account of the Company and its Subsidiaries;

(vii) assist Parent with its preparation of projections and pro forma financial information (including pro forma financial statements) of the type customarily included in offering documents or marketing materials for financings similar to the Financing, it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of debt financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of any debt financing, (B) any post-Closing or pro forma cost savings, synergies, capitalization or ownership desired to be incorporated into any information used in connection with the Financing or (C) any financial information related to Parent or any of its Subsidiaries;

(viii) assist Parent in the preparation and negotiation by Parent of, and (not prior to the Closing) execution and delivery of, definitive agreements with respect to the Financing (the “Definitive Financing Agreements”) and the schedules and exhibits thereto as may reasonably be requested by Parent or Merger Sub; and

(ix) to the extent required by the Financing, facilitate the pledging of collateral (provided, that (A) none of the documents or certificates shall be executed and/or delivered except in connection with, and not earlier than, the Closing and (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing).

(b) The Company shall, as promptly as reasonably practicable, at Parent’s sole expense (to the extent required under Section 6.24(d)), to the extent necessary or desirable for Parent’s arrangement of the Financing, (i) furnish to Parent and Merger Sub the Business Financial Statements based on the Closing Date and (ii) if requested by Parent or Merger Sub, execute and deliver customary authorization letters (without a “knowledge qualifier”) to the Financing providers authorizing the distribution (subject to customary restrictions relating to distribution of material non-public information to “private side” financing sources) of information regarding the Company to prospective lenders or investors in connection with the Financing (“Financing Authorization Letters”).

(c) Notwithstanding anything in this Agreement to the contrary, (i) nothing in Section 6.24(a), Section 6.24(b) or Section 6.24(g) shall require the Company or any of its Subsidiaries or Representatives to take or permit the taking of any action to the extent that it could unreasonably disrupt or interfere in any material respect with the business or the operations of the Company or any of its Subsidiaries, taken as whole, (ii) nothing in Section 6.24(a), Section 6.24(b) or Section 6.24(g) shall require the Company or any of its Subsidiaries or Representatives to take or permit the taking of any action to the extent that it could (A) subject any of the Company’s or its Subsidiary’s respective directors, managers, officers or employees to any personal liability or (B) cause any condition to the Closing to not be satisfied, (iii) prior to Closing neither the Company nor any of its Subsidiaries shall be required to (A) pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with the Financing or any of the actions contemplated by Section 6.24(g), (B) deliver or obtain opinions of internal or external counsel, (C) provide access to or disclose information where such access or disclosure could jeopardize the attorney-client privilege (or other applicable privilege or protection of the Company or any of its Affiliates) or contravene any material Law or material contractual obligation, (D) take any action that would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries or (E) require the Company to prepare or deliver any Excluded Information and (iv) none of the Company or any of its Subsidiaries shall be required to execute, deliver or enter into or perform any Definitive Financing Agreement or any other certificate (except with respect to any instrument expressly contemplated to be so executed prior to the Closing pursuant to Schedule 6.24(g) of the Company Disclosure Letter), document, instrument or agreement (other than the execution of the Financing Authorization Letters) or agree to any change or modification of any existing certificate, document, instrument or agreement or adopt any resolutions or take any other actions approving the agreements, documents and instruments pursuant to which the Financing is obtained or the actions contemplated by Section 6.24(g) (except with respect to any instrument expressly contemplated to be so executed by the Company prior to Closing pursuant to Schedule 6.24(g) of the Company Disclosure Letter) are taken, including any Definitive Financing Agreement or any supplemental indenture prior to the occurrence of the Closing (provided, that the Company will, to the extent otherwise required hereby, use reasonable best efforts to cause Persons who will continue as officers or directors, as applicable, of the Company and its Subsidiaries after the occurrence of Closing, and who will not be removed or replaced in connection therewith, to pass resolutions and to execute documents in their capacities as such officers or directors, in each case which resolutions and documents are subject to and conditioned upon, and do not become effective until, the occurrence of Closing). Nothing contained in this Section 6.24 or otherwise in this Agreement shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Financing. The Company hereby consents to the use of logos of the Company and its Subsidiaries in connection with the Financing (or any replacement thereof); provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company and its Subsidiaries.

(d) Parent shall indemnify, defend and hold harmless each of the Company and its Subsidiaries and each of their respective Representatives (the “Financing Indemnified Parties”) from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing and the performance of their respective obligations under Section 6.24, other than to the extent any of the foregoing arises from (i) the bad faith, gross negligence, fraud, or willful misconduct by such

Financing Indemnified Party and (ii) from any errors, omissions, misrepresentation or inaccuracies set forth in any information (including, without limitation, the Company SEC Documents or other historical information) provided by or behalf of any of the Financing Indemnified Parties pursuant to Section 6.24(a), Section 6.24(b) or Section 6.24(g). Parent shall, promptly upon request of the Company, reimburse the Company for all reasonable, documented out-of-pocket third-party fees, costs and expenses incurred by the Company and its Subsidiaries in connection with the cooperation required by Section 6.24(a), Section 6.24(b) or Section 6.24(g); provided, that the Company and its Subsidiaries, and not Parent or Merger Sub, shall be responsible for (x) fees, costs and expenses incurred in connection with the preparation of the Company SEC Documents and any historical financial statements that are or would be prepared in the ordinary course of business regardless of the Financing, and (y) any amounts that would have been incurred in connection with the transactions contemplated hereby regardless of the Financing.

(e) The parties hereto acknowledge and agree that the provisions contained in this Section 6.24 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 6.24 shall not be considered in determining the satisfaction of the condition set forth in Section 7.2(b), unless such breach is a Willful and Material Breach and is the primary cause of Parent being unable to obtain at Closing the proceeds of the Financing required by Parent to satisfy its payment obligations under this Agreement on the Closing Date (including in respect of repayment in full of the Company’s Indebtedness under the Existing Credit Agreement).

(f) All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its representatives pursuant to this Section 6.24 shall be kept confidential in accordance with the Confidentiality Agreement.

(g) The Company shall use reasonable best efforts to, and shall cause each of its Subsidiaries to use reasonable best efforts to, and shall use reasonable best efforts to cause its and their Representatives to, provide all reasonable and customary cooperation to Parent as may be reasonably requested by Parent in writing to assist (including by delivering customary officer’s certificate as necessary) Parent in connection with Parent’s or its Subsidiaries’ amendment or supplement, no earlier than Closing, to any Existing Senior Notes Indenture under the applicable provisions thereof allowing supplement or amendment thereof without consent of holders of the securities issued thereunder. The Company shall comply with its obligations under Schedule 6.24(g) of the Company Disclosure Letter.

6.25 ABS Facility.

(a) The Company shall use reasonable best efforts, whether by obtaining an amendment (or a series of amendments) to the Existing ABS Facility or by a refinancing of the Existing ABS Facility (such refinanced facility, the “ABS Refinancing Facility”), to (x) cause the Commitment Termination Date (under and as defined in the Existing ABS Facility (or any equivalent term in any ABS Refinancing Facility)) to occur no sooner than the date that is 45 days after the Closing and (y) cause the terms of the Existing ABS Facility as so amended or such ABS Refinancing Facility to not prohibit the consummation of the Transactions; provided that in no event shall the reasonable best efforts of the Company and its Subsidiaries hereunder require or be deemed or construed to require the Company or any of its Subsidiaries to (i) pay any fees or other amounts or give any consideration to obtain any such amendment or series of amendments, (ii) pay any fees or other amounts or give any consideration (other than the payment of customary “market” fees to the arrangers of the ABS Refinancing Facility no greater than those that it paid in connection with the arrangement of the Existing ABS Facility) in connection with obtaining an ABS Refinancing Facility or enter into any ABS Refinancing Facility that is on terms less favorable to the Company or any of its Subsidiaries in any respect as compared to the terms of the Existing ABS Facility, (iii) obtain any such amendment to the Existing ABS Facility more than once in any twelve (12) month period or (iv) obtain any such amendment to the Existing ABS Facility that extends the Commitment Termination Date by more than twelve (12) months from the date of the Commitment Termination Date as of the date of such amendment. The Company shall, promptly following the written request of Parent, keep Parent reasonably informed of the Company’s actions in respect of the foregoing provisions of this Section 6.25.

(b) In addition, the Company shall keep the Parent reasonably informed of the actions being taken by the Company and its Affiliates to consummate such extension or refinancing.

6.26 Scheduled Operating Covenants. The Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to comply with the covenants set forth on Schedule 6.26 of the Company Disclosure Letter; provided, that, for the avoidance of doubt, no actions required to be taken by the Company and its Subsidiaries pursuant to this Section 6.26 shall constitute a violation of the terms of Section 6.4 herein.

6.27 Company Debt Agreements. From and after the date hereof until the earlier of immediately prior to the Closing and the termination of this Agreement in accordance with its terms, the Company shall (and shall cause its Subsidiaries to) (i) use its reasonable best efforts to not take (or fail to take) any actions that would, or would reasonably be expected to, result in a Default or Event of Default; provided, that, notwithstanding anything herein to the contrary, it is understood and agreed that a breach of the foregoing clause (i) shall be deemed to occur only to the extent a Default or Event of Default has occurred and is continuing and the Company has been notified or otherwise become aware of such Default or Event of Default and (ii) upon being notified or otherwise becoming aware of any such Default or Event of Default, promptly use its reasonable best efforts to (in consultation with Parent) cure or otherwise remedy such Default or Event of Default prior to the Effective Time. Without limiting the foregoing, Parent and the Company shall use reasonable best efforts to cure or otherwise remedy any Default or Event of Default at the Closing that has occurred and is continuing as of such time and that the Company has been notified or otherwise become aware of at such time; provided that, notwithstanding anything herein to the contrary, in no event shall the reasonable best efforts of the Company and its Subsidiaries, or Parent and its Subsidiaries, under this Section 6.27 require or be deemed or construed to require the Company or any of its Subsidiaries, or Parent and its Subsidiaries, to (i) seek equity financing from any source or (ii) pay any fees or other amounts or give any consideration to obtain the waiver of any Default or Event of Default. The Company shall (and shall cause its Subsidiaries to) (i) promptly provide written notice to Parent upon being notified or otherwise becoming aware of any Default or Event of Default and (ii) keep Parent reasonably updated with respect to discussions, negotiations and any other developments regarding the resolution of any such Default or Event of Default.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and Parent, as applicable.

(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act, and any agreement with any Governmental Entity not to consummate the Merger or transactions contemplated hereby, shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have issued any order, decree, ruling, injunction or other action after the date of this Agreement that is in effect (whether temporary, preliminary or permanent) and has the effect of enjoining, restraining, making illegal or otherwise prohibiting the consummation of the Merger and no Law shall have been enacted, entered, adopted or promulgated after the date of this Agreement by any Governmental Entity that, in any case, makes consummation of the Merger illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings by the SEC seeking a stop order.

(e) NYSE Listing. The shares of Parent Class A Common Stock issuable to the holders of shares of Company Common Stock pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure), the fifth sentence of Section 4.2(b) (Capital Structure), Section 4.3(a) (Authority; No Violations; Consents and Approvals) and Section 4.6(a) (Absence of Certain Changes or Events), shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a) and the fifth sentence of Section 4.2(b), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2(b) (Capital Structure) (except for the second sentence of Section 4.2(b)), and the representations and warranties of the Company set forth in Section 4.3(b)(i)(x) (Authority; No Violations; Consents and Approvals), Section 4.4 (Consents), Section 4.19 (Opinion of Financial Advisor) and Section 4.20 (Brokers) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Company Material Adverse Effect”) has not had, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.2(a) (Capital Structure), the second sentence and the sixth sentence of Section 5.2(b) (Capital Structure), Section 5.3(a) (Authority; No Violations; Consents and Approvals) and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a) and the second sentence and the sixth sentence of Section 5.2(b) for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2(b) (Capital Structure) (except for the third sentence of Section 5.2(b)) and the representations and warranties of Parent set forth in Section 5.4 (Consents) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent and Merger Sub set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Parent Material Adverse Effect”) has not had, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if (A) any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, (B) any action has been taken by any Governmental Entity of competent jurisdiction, that permanently enjoins, prohibits or makes illegal the consummation of the merger or the transactions contemplated by this Agreement or (C) there shall be adopted, enacted, entered, enforced or promulgated any Law or order that permanently enjoins, prohibits or makes illegal or otherwise permanently prohibited the consummation of the Merger or the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose breach in any material respect of its obligations under this Agreement has been the cause of, or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Merger shall not have been consummated on or before 5:00 p.m. New York, New York time, on September 22, 2026 (such date, the “Initial End Date,” and the Initial End Date, as it may be extended pursuant to this Section 8.1(b)(ii), the “End Date”); provided, that (x) if as of five (5) Business Days before the Initial End Date the conditions set forth in Section 7.1(b) or Section 7.1(c) shall not have been satisfied or waived (and in the case of Section 7.1(c), only if the relevant condition shall not have been satisfied due to an Antitrust Law), or a voluntary agreement with any Governmental Entity not to consummate the Merger is in effect, but all of the other conditions set forth in Article VII have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then the End Date shall automatically be extended to December 22, 2026 (the “First Extended End Date”), (y) if as of five (5) Business Days before the First Extended End Date the conditions set forth in Section 7.1(b) or Section 7.1(c) shall not have been satisfied or waived (and in the case of Section 7.1(c), only if the relevant condition shall not have been satisfied due to an Antitrust Law), or a voluntary agreement with any Governmental Entity not to consummate the Merger is in effect, but all of the other conditions set forth in Article VII have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then the End Date shall automatically be extended to March 22, 2027 (the “Second Extended End Date”), and (z) if as of five (5) Business Days before the Second Extended End Date the conditions set forth in Section 7.1(b) or Section 7.1(c) shall not have been satisfied or waived (and in the case of Section 7.1(c), only if the relevant condition shall not have been satisfied due to an Antitrust Law), or a voluntary agreement with any Governmental Entity not to consummate the Merger is in effect, but all of the other conditions set forth in Article VII have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then the End Date shall automatically be extended to June 22, 2027; provided further, that if as of five (5) Business Days before any otherwise effective End Date, the conditions set forth in Section 7.2(a) as it relates to the representation in the second sentence of Section 4.6(a) shall not have been satisfied or waived (as if such representation were made on such date), but all of the other conditions set forth in Article VII have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then the End Date shall automatically be extended to a date that is the earlier of (A) sixty (60) days later than the next effective End Date (prior to giving effect to this proviso) and (B) June 22, 2027, provided, further, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose breach in any material respect of its obligations under this Agreement has been the cause of, or resulted in the failure of the Merger to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Sections 7.2(a) or (b) or Sections 7.3(a) or (b), as applicable (and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured by the earlier of (i) (other than with respect to the representation in the second sentence of Section 4.6(a)) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the End Date, it being understood that the non-breaching Party will not be entitled to terminate this Agreement for such instance of breach if such breach has been cured prior to termination (to the extent capable of being cured)) (a “Terminable Breach”); provided, however, that the terminating Party is not itself then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof or (B) the Parent Stockholder Approval shall not have been obtained at a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof;

(c) by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); or

(d) by the Company, prior to, but not after, the time the Parent Stockholder Approval is obtained, if the Parent Board or a committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement).

8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide prompt written notice of termination to the other Party specifying with particularity the provision of Section 8.1 pursuant to which this Agreement is being terminated, setting forth in reasonable detail the basis for such termination pursuant to such provision and any termination shall be effective immediately upon delivery of such written notice to the other Party without further action by any of the Parties hereto.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.8(b), Section 6.18, Section 6.24(d), Section 8.3 and Articles I and IX (other than Section 9.11) (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, (i) no such termination shall relieve any Party from its obligation to pay the Parent Termination Fee, the Company Termination Fee or the Regulatory Termination Fee, as applicable, pursuant to Section 8.3(g), (ii) no such termination shall deny to any party the right to seek damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or fraud (including allowing such party to seek the loss to the stockholders of the Company or Parent, as applicable, of the benefits of the Transactions, including, in the case of the Company, to seek the loss of the premium offered to stockholders of the Company), in each case, prior to termination of this Agreement and other than when a Parent Termination Fee, Company Termination Fee, or Regulatory Termination Fee is paid as set forth in Section 8.3(g), and (iii) the Confidentiality Agreement and the Clean Team Agreement shall survive the termination hereof in accordance with their respective terms.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, (i) each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated, and (ii) all transfer Taxes incurred in connection with the Merger shall be paid by Parent or the Company, and expressly shall not be a liability of holders of Company Common Stock.

(b) If Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.

(c) If the Company terminates this Agreement pursuant to Section 8.1(d) (Parent Change of Recommendation), then the Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(d) If (i) the Company or Parent validly terminates this Agreement pursuant to Section 8.1(b)(i) (solely as a result of a permanent injunction or order entered or issued by a Governmental Entity pursuant to any Antitrust Law) or (ii) (x) the Company or Parent validly terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date), and, in each case, at the time of such termination, (y) one or more of the conditions set forth in Section 7.1(b) or Section 7.1(c) (solely as a result of an injunction or order entered or issued by a Governmental Entity pursuant to any Antitrust Law) has not been satisfied or waived and (y) all of the other conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (except for those conditions that are to be satisfied at the Closing), then Parent shall pay the Company the Regulatory Termination Fee, in each case by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(e) If (i) (A) Parent or the Company validly terminates this Agreement pursuant to clause (A) of Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Company Stockholders Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee. It is understood and agreed that (1) with respect to the preceding clause (ii), any reference in the definition of “Company Competing Proposal” to “20%” shall be deemed to be a reference to “50%,” (2) with respect to the preceding clauses (i) and (ii), a Company Competing Proposal will not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months of the termination of the Agreement, the Company or any of its Subsidiaries will have entered into a definitive agreement with respect to, or will have consummated, or will have approved or recommended to the stockholders of the Company or otherwise not opposed, in the case of a tender offer or exchange offer, a Company Competing Proposal (as defined for purposes of the preceding clause (i)) made by or on behalf of such Person or any of its Affiliates and (3) any Company Competing Proposal made prior to the execution of this Agreement will be deemed to have been made following the execution of this Agreement if the Company breaches its obligations under Section 6.4 with respect thereto.

(f) If (i) (A) Parent or the Company terminates this Agreement pursuant to clause (B) of Section 8.1(b)(iv) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Parent Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to the stockholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Competing Proposal) or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee. It is understood and agreed that (1) with respect to the preceding clause (ii), any reference in the definition of “Parent Competing Proposal” to “30%” shall be deemed to be a reference to “50%,” (2) with respect to the preceding clauses (i) and (ii), a Parent Competing Proposal will not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months of the termination of the Agreement, Parent or any of its Subsidiaries will have entered into a definitive agreement with respect to, or will have consummated, or will have approved or recommended to the stockholders of Parent or otherwise not opposed, in the case of a tender offer or exchange offer, a Parent Competing Proposal (as defined for purposes of the preceding clause (i)) made by or on behalf of such Person or any of its Affiliates and (3) any Parent Competing Proposal made prior to the execution of this Agreement will be deemed to have been made following the execution of this Agreement if Parent breaches its obligations under Section 6.5 with respect thereto.

(g) In no event shall the Company be required to pay more than one Company Termination Fee and in no event shall Parent be required to pay both the Parent Termination Fee and the Regulatory Termination Fee, or either of the Parent Termination Fee or the Regulatory Termination Fee on more than one occasion. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. The Parties also agree that the Termination Fees are liquidated damages and not penalties, and the payment of the Termination Fees in the circumstances specified herein are supported by due and sufficient consideration. If the Company or Parent fails to promptly pay the amount due by it pursuant to this Section 8.3, the Company or Parent, as applicable, shall pay to Parent or the Company, respectively, all fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated seeking such payment), together with interest on the amount of the Company Termination Fee, the Parent Termination Fee or the Regulatory Termination Fee, as applicable, at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made. Notwithstanding anything to the contrary in this Agreement, the Parties hereby acknowledge that, in the event that any Termination Fee becomes payable, and is paid by, the Company to Parent or Parent to the Company, as applicable, such Termination Fee shall be the receiving Party’s sole and exclusive remedy pursuant to this Agreement. The Parties further acknowledge that no Termination Fee shall constitute a penalty but is in consideration for a disposition of the rights of the recipient under this Agreement and represents liquidated damages, in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties further acknowledge and agree that the right to receive a Termination Fee shall not limit or otherwise affect any such Party’s right to specific performance set forth in Section 9.11.

ARTICLE IX

GENERAL PROVISIONS

9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that those covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing until performed. The Confidentiality Agreement and Clean Team Agreement shall each (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given: (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i)	if to Parent or Merger Sub, to:

Compass, Inc.

110 Fifth Avenue, 4th Floor

New York, New York 10011

Attention:  Robert Reffkin, Chief Executive Officer

E-mail:   [Intentionally Omitted]

Cc:     Ethan Glass, Chief Legal Officer

E-mail:    [Intentionally Omitted]

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis

601 Lexington Avenue

New York, NY 10022

Attention: Joshua Kogan, P.C.; Rachael G. Coffey, P.C.

E-mail:     joshua.kogan@kirkland.com; rachael.coffey@kirkland.com

(ii)	if to the Company, to:

Anywhere Real Estate Inc.

175 Park Avenue

Madison, New Jersey 07940

Attention: Ryan M. Schneider; Marilyn J. Wasser

Email:     [Intentionally Omitted]

     [Intentionally Omitted]

with a required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:   Steven A. Rosenblum

E-mail:   SARosenblum@wlrk.com

9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to “Annexes,” “Exhibits,” “Schedules,” “Articles,” “Sections,” “subsections” and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to New York,

New York time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean U.S. Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any “agreement” (including this Agreement), “contract,” “statute” or “regulation” are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” means calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was previously made available in the electronic dataroom relating to the Transactions maintained by the Company or Parent, as applicable, on or prior to the execution of this Agreement, or in the Company SEC Documents or Parent SEC Documents, on or prior to two (2) calendar days prior to the date of this Agreement.

9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or e-mail in “portable document format” form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and the Clean Team Agreement any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Company Disclosure Letter and the Parent Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein as provided in Section 268(b) of the DGCL. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock, including Company Equity Awards, to receive the Merger Consideration) but only from and after the Effective Time and (b) Section 6.11 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Effective Time and (c) the rights of the Company, on behalf of the Company’s stockholders (who are third party beneficiaries to the extent required for the provision to be enforceable) and the rights of Parent, on behalf of Parent’s stockholders (who are third party beneficiaries to the extent required for the provision to be enforceable) to pursue specific performance as set forth in Section 9.11, or, if specific performance is not sought or granted as a remedy, seek damages (in which case the aggrieved Party shall be entitled to seek all rights and remedies available at law or in equity, including for the avoidance of doubt, in the case of the Company, the entitlement to seek damages based on the loss of premium offered to each holder of Company Common Stock, which damages the Company shall be entitled to retain) in the event of fraud or Willful and Material Breach of any provision of this Agreement (it being agreed that in no event shall any stockholder of the Company or Parent be entitled to enforce any of their rights, or any of the parties’ obligations, under this Agreement directly in the event of any such breach, but rather that (x) the Company shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Company’s stockholders, and (y) Parent shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Parent stockholders, and the Company or Parent, as applicable, may retain any amounts obtained in connection therewith), (d) Section 9.14 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) and (e) Section 6.24(d) (which is intended for the benefit of, and shall be enforceable by, the Financing Indemnified Parties and by their respective heirs and Representatives) nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH

RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether stockholders or otherwise), and (b) any director, officer, employee, Representative or agent of (i) the Company or (ii) any Person who controls the Company. No Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby or thereby other than for fraud, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation, other than for fraud. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent. No Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby or thereby other than for fraud, and the Company hereby waives and releases all claims of any such liability and obligation, other than for fraud.

9.11 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action. Notwithstanding anything herein to the contrary, while the Company may pursue both a grant of specific performance to the extent expressly permitted by this Section 9.11 and the payment of monetary damages, under no circumstances shall Parent or Merger Sub be obligated to both specifically perform the terms of this Agreement and pay monetary damages.

9.12 Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law or the rules of the NYSE would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.13 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

9.14 Financing Sources Provisions. Notwithstanding anything in this Agreement to the contrary, the Company hereby (a) agrees that any action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Entities, arising out of or relating to, this Agreement, any Financing consisting of debt financing or any of the agreements entered into in connection with any Financing consisting of debt financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, (b) agrees that any such action shall be governed by the laws of the State of New York, except as otherwise provided in any debt commitment letter or any Definitive Financing Agreement relating to any Financing consisting of debt financing, (c) agrees that service of process upon the Company in any such action shall be effective if notice is given by mail or courier in accordance with Section 9.3, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such court described in the preceding clause (a), (e) waives to the fullest extent permitted by applicable law trial by jury in any action brought against the Financing Entities in any way arising out of or relating to this Agreement, any Financing consisting of debt financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agrees that none of the Financing Entities will have any liability to the Company and its Subsidiaries relating to or arising out of this Agreement, any Financing consisting of debt financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (g) agrees that no amendment, modification, or waiver of this Section 9.14 or the definitions of “Financing Sources,” “Financing Entities” and, solely as they relate to this Section 9.14, any other defined terms used therein that is adverse to the Financing Sources shall be effective without the prior written consent of such adversely affected Financing Sources, and (h) agrees that the Financing Entities are express third-party beneficiaries of, and may enforce this Section 9.14. Notwithstanding anything to the contrary herein, nothing in this Agreement shall impact the rights of Parent, Merger Sub and their respective Affiliates, or the obligations of the Financing Entities, under any debt commitment letter or any Definitive Financing Agreement relating to any Financing consisting of debt financing.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

COMPASS, INC.

By:	/s/ Robert Reffkin
Name:	Robert Reffkin
Title:	Chief Executive Officer

VELOCITY MERGER SUB, INC.

By:	/s/ Scott Wahlers
Name:	Scott Wahlers
Title:	President and Treasurer

[Signature Page to Agreement and Plan of Merger]

ANYWHERE REAL ESTATE INC.

By:	/s/ Ryan M. Schneider
Name:	Ryan M. Schneider
Title:	Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of September 22, 2025, is entered into by and among Anywhere Real Estate Inc., a Delaware corporation (the “Company”), Compass, Inc., a Delaware corporation (“Parent”) and each of the undersigned stockholders (each, the “Stockholder” and together, the “Stockholders”) of Parent.

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and among the Company, Parent, and Velocity Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation;

WHEREAS, as of the date of this Agreement, each Stockholder owns beneficially or of record, and has the sole power to vote or direct the voting of, the shares of Parent Class A Common Stock and Parent Class C Common Stock set forth on Schedule A hereto (all such shares, the “Existing Shares”);

WHEREAS, the Parent Board, by unanimous written consent, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent and the holders of Parent Common Stock, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance and directed that such matter be submitted for consideration at the Parent Stockholders Meeting; and

WHEREAS, the Stockholders acknowledge that the execution and delivery of this Agreement by the Stockholders is a material inducement and condition to the Company’s willingness to enter into the Merger Agreement and each Stockholder has agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.	Definitions. Capitalized terms used but not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.

Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall remain in effect until the earlier of (a) termination of the Merger Agreement in accordance with the terms of Article VIII thereof and (b) the Effective Time; provided that (i) Sections 13 through 19 hereof shall survive any termination of this Agreement and (ii) termination of this Agreement shall not relieve any party of any liability or damages resulting from willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein prior to such termination.

3.	Voting and Support Agreement.

a.

Each Stockholder irrevocably and unconditionally hereby agrees that, during the term of this Agreement, at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of stockholders of Parent, however called, and in connection with any written consent of the stockholders of Parent, it shall:

i.

appear at such meeting or otherwise cause all of the Existing Shares and all other shares of Parent Common Stock or voting securities over which such Stockholder has acquired, after the date hereof and prior to the termination of this Agreement, beneficial or record ownership and the sole power to vote or direct the voting thereof (including any such shares of Parent Common Stock or other voting securities of Parent acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Parent Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any Parent equity awards) or otherwise) (the “Subsequently Acquired Shares” and, together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum; and

ii.

vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Parent Stock Issuance, (B) in favor of any proposal to adjourn or postpone any meeting of the stockholders of Parent to a later date if there is not quorum or there are not sufficient votes to approve the Parent Stock Issuance, (C) against any Parent Competing Proposal, and (D) against any action, proposal, transaction or agreement involving Parent or its Subsidiaries, or any amendment of the Organizational Documents of Parent, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent contained in the Merger Agreement, or of the Stockholders contained in this Agreement or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of, adversely affect or materially delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

b.

Each Stockholder agrees to exercise all voting or other determination rights that such Stockholder has in any trust or other legal entity to carry out the intent and purposes of such Stockholder’s obligations in this Section 3 and otherwise set forth in this Agreement.

c.

Each Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against Parent, the Company or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement.

d.

The obligations of the Stockholders set forth in this Section 3 shall apply whether or not the Merger, the Parent Stock Issuance or any action described above is recommended by the Parent Board (or any committee thereof).

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4.	Prohibition on Transfers and Conversion.

a.

Each Stockholder hereby agrees that it will not, prior to the termination of this Agreement, without the prior written consent of the Company, (i) convert any shares of Parent Class C Common Stock into shares of Parent Class A Common Stock or (ii) directly or indirectly offer for sale, sell, transfer, assign, give, convey, grant a proxy with respect to, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”).

b.

Notwithstanding the foregoing, nothing in this Agreement shall prohibit a Transfer of Shares for estate-planning purposes, or by testamentary disposition, or to an Affiliate, or with respect to a trust over which such Stockholder has sole or shared investment power, so long as (i) the transferee, prior to the time of such Transfer, agrees in a signed writing satisfactory to the Company to be bound by and comply with the provisions of this Agreement (the “Transferee Consent”), (ii) the Stockholder provides at least five (5) Business Days’ prior written notice to the Company of any such Transfer (which shall include the Transferee Consent) and (iii) the Stockholder shall remain responsible for any breach of this Agreement by such transferee (any Transfer permitted in accordance with this Section 4(b), a “Permitted Transfer”).

c.

Any transfer in violation of this Agreement shall be void ab initio. The Stockholders hereby agree that no Stockholder shall deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Stockholders under this Agreement with respect to any of the Shares.

d.

Notwithstanding anything to the contrary, each Stockholder may Transfer Shares of Class A Common Stock; provided that the Stockholders retain, collectively, a number of Shares of Class A Common Stock greater than or equal to 6,828,116; provided, further, that, for the avoidance of doubt, nothing in this Section 4(d) shall permit any Stockholder to convert any shares of Parent Class C Common Stock into shares of Parent Class A Common Stock.

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5.	Additional Stockholder Covenants.

a.

Each Stockholder agrees, agrees to cause its controlled Affiliates and agrees to use its reasonable best efforts to cause its other Representatives not to take any action which, if it were taken by Parent or its Representatives, would violate Section 6.5 of the Merger Agreement.

b.

Each Stockholder agrees that, in the event that it acquires record or beneficial ownership of, or the power to vote or direct the voting of, any Subsequently Acquired Shares, Schedule A shall be deemed amended accordingly and such Subsequently Acquired Shares shall automatically become subject to the terms of this Agreement, and the Stockholder shall promptly notify the Company of any such event, unless such acquisition is pursuant to a Permitted Transfer.

c.

Each Stockholder represents, covenants and agrees that, except for this Agreement, it (i) has not entered into, and shall not enter into during the term of this Agreement, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with the Stockholder’s obligations under this Agreement and (ii) has not granted, and shall not grant during the term of this Agreement, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and the Stockholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of Parent at the request of the Parent Board in connection with election of directors or other routine matters at any annual or special meeting of the stockholders of Parent.

d.

Each Stockholder represents, covenants and agrees that it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein or have the effect of preventing, impairing or adversely affecting the performance by such Stockholder of the Stockholder’s obligations under this Agreement. With respect to any shares of Parent Common Stock over which the Stockholder has shared voting power, each Stockholder shall exercise its individual voting power over such shares, to the extent within its control, in a manner consistent with the Stockholder’s voting obligations under this Agreement with respect to the Shares.

6.	Representations of the Stockholders. Each Stockholder represents and warrants as follows:

a.

The Stockholder has all requisite power and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject as to enforceability to Creditors’ Rights.

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b.

The execution and delivery of this Agreement by the Stockholder does not, and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time, or both), (i) contravene, conflict with or result in a violation of any material provision of the Organizational Documents of Stockholder, (ii) with or without notice or lapse of time, or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Stockholder under any agreement to which Stockholder is a party or (iii) contravene, conflict with or result in a violation of any Law applicable to the Stockholder or any of its properties or assets, other than any such contraventions, conflicts or violations that would not reasonably be expected to, individually or in the aggregate, prevent, impede or materially delay the Stockholder’s ability to satisfy its obligations hereunder.

c.

No Consent from or filings with any Governmental Entity is required to be obtained or made by the Stockholder in connection with the execution, delivery and performance of this Agreement by Stockholder or the consummation by Stockholder of the transactions contemplated by this Agreement.

d.	This Agreement and the transactions contemplated herein shall not constitute or trigger a Class C Transfer (as defined in the Organizational Documents of Parent).

e.

The Stockholder owns beneficially or of record the Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Parent Common Stock owned beneficially or of record by the Stockholder and over which the Stockholder, directly or indirectly, has sole or shared voting and dispositive authority, and such ownership is free and clear of any proxy, voting restriction, adverse claim or other Encumbrance (other than any restrictions created by this Agreement or under applicable federal or state securities laws).

f.

As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act and the rules and regulations promulgated thereunder, each as amended from time to time.

7.	Representations of the Company. The Company represents and warrants as follows:

a.

The Company is a legal entity duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform the Company’s obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject as to enforceability to Creditors’ Rights.

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b.

The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time, or both), (i) contravene, conflict with or result in a violation of any material provision of the Organizational Documents of the Company, (ii) with or without notice or lapse of time, or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Company under any agreement to which the Company is a party or (iii) contravene, conflict with or result in a violation of any Law applicable to the Company or any of its properties or assets, other than any such contraventions, conflicts or violations that would not reasonably be expected to, individually or in the aggregate, prevent, impede or materially delay the Company’s ability to satisfy its obligations hereunder.

8.	Representations of Parent. Parent represents and warrants as follows:

a.

Parent is a legal entity duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation. Parent has all requisite corporate power and authority to execute and deliver this Agreement and to perform Parent’s obligations hereunder. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject as to enforceability to Creditors’ Rights.

b.

The execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time, or both), (i) contravene, conflict with or result in a violation of any material provision of the Organizational Documents of Parent, (ii) with or without notice or lapse of time, or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Parent under any agreement to which Parent is a party or (iii) contravene, conflict with or result in a violation of any Law applicable to Parent or any of its properties or assets, other than any such contraventions, conflicts or violations that would not reasonably be expected to, individually or in the aggregate, prevent, impede or materially delay Parent’s ability to satisfy its obligations hereunder.

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9.

Publicity. Each Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure in connection with the Merger, including in the Registration Statement, the Joint Proxy Statement or any other filing with any Governmental Entity made in connection with the Merger, the Stockholders’ identity and ownership of the Shares and the nature of the Stockholders’ obligations under this Agreement; provided that, prior to any such announcement or disclosure, as well as any other disclosure that references the Stockholders (individually or as part of a group), Parent and the Company shall use reasonable best efforts to provide the Stockholders with the opportunity to review and comment on any references to the Stockholders generally in such announcement or disclosure and consider such comments in good faith. Each Stockholder agrees to notify Parent and the Company as promptly as practicable of any inaccuracies or omissions in any information relating to such Stockholder that is so published or disclosed.

10.

Stock Dividends, Etc. In the event of any change in the Parent Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

11.

Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

12.

Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

13.

Remedies/Specific Enforcement. The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 13, this being in addition to any other remedy to which they

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are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 13. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

14.	Governing Law; Venue; Waiver of Jury Trial.

a.

THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

b.

THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 15 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

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c.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 14.

15.

Notice. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered in person; (b) transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to the Stockholders, to the addresses set forth on the signature pages hereto with a required copy (which copy shall not constitute notice):

Seward & Kissel LLP
Attention:	Edward Vergara
Email:	vergara@sewkis.com

(ii) if to Parent, to the following addresses:

Compass, Inc. 110 Fifth Avenue, 4th Floor
New York, New York 10011
Attention:	Robert Reffkin; Ethan Glass
Email:	[Intentionally Omitted]

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with a required copy (which copy shall not constitute notice):

Kirkland & Ellis 601 Lexington Avenue
New York, NY 10022
Attention:	Joshua Kogan, P.C.; Rachael G. Coffey, P.C.
E-mail:	joshua.kogan@kirkland.com; rachael.coffey@kirkland.com

(iii) if to the Company, to the following addresses:

Anywhere Real Estate Inc. 175 Park Avenue
Madison, New Jersey 07940
Attention:	Ryan M. Schneider; Marilyn J. Wasser
Email:	[Intentionally Omitted]
[Intentionally Omitted]

with a required copy (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street
New York, NY 10019
Attention:	Steven A. Rosenblum
E-mail:	SARosenblum@wlrk.com

16.

Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Stockholders, Parent and the Company shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

17.

Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by the Stockholders, Parent and the Company, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

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18.

No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to each Stockholder in the Stockholder’s capacity as a Stockholder of Parent, and, to the extent a Stockholder serves as a member of the board of directors or as an officer of Parent, nothing in this Agreement shall limit or affect any actions or omissions taken by the Stockholder in the Stockholder’s capacity as a director or officer and not as a Stockholder; provided, the foregoing shall not permit the Stockholder to fail to comply with the provisions of this Agreement in the Stockholder’s capacity as a Stockholder of Parent.

19.

Counterparts. This Agreement may be executed in multiple counterparts, including via facsimile or e-mail in “portable document format” form transmission, all of which shall be considered one and the same agreement and shall become effective when the counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

20.

No Agreement until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed by all parties thereto and (ii) this Agreement is executed and delivered by all parties hereto.

[Signature pages follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

ANYWHERE REAL ESTATE INC.

By:	/s/ Ryan M. Schneider
Name: Ryan M. Schneider
Title: Chief Executive Officer and President

[Voting and Support Agreement Signature Page]

COMPASS, INC.

By:	/s/ Robert Reffkin
Name: Robert Reffkin
Title: Chief Executive Officer

[Voting and Support Agreement Signature Page]

STOCKHOLDERS:

/s/ Robert Reffkin
Robert Reffkin

Reffkin 2022 Family Trust
A7P Trust Company Inc., as Trustee

/s/ William Hartwig
Name: William Hartwig
Title: President

2021 Reffkin Remainder Interest Trust
A7P Trust Company Inc., as Trustee

/s/ William Hartwig
Name: William Hartwig
Title: President

Ruth Reffkin Family Trust
A7P Trust Company Inc., as Trustee

/s/ William Hartwig
Name: William Hartwig
Title: President

Reffkin Investment I Corp.

/s/ Robert Reffkin
Name: Robert Reffkin
Title: President

[Voting and Support Agreement Signature Page]

Reffkin Investment II Corp.

/s/ Paul Keller
Name: Paul Keller
Title: President

[Voting and Support Agreement Signature Page]

SCHEDULE A

Existing Share Information

Name of Record Holder	Parent Class A Common Stock	Parent Class C Common Stock
Robert Reffkin	0	5,997,433
2021 Reffkin Remainder Interest Trust	4,148,000	0
Reffkin Investment II Corp.	3,190,870	0
The Ruth Reffkin Family Trust	411,111	0
Reffkin 2022 Family Trust	78,135	0
Reffkin Investment I Corp.	0	4,125,000

Exhibit 10.2

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of September 22, 2025, is entered into by and among Anywhere Real Estate Inc., a Delaware corporation (the “Company”), Compass, Inc., a Delaware corporation (“Parent”) and each of the undersigned stockholders (each, the “Stockholder” and together, the “Stockholders”) of the Company.

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and among the Company, Parent, and Velocity Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation;

WHEREAS, as of the date of this Agreement, each Stockholder owns beneficially or of record, and has the sole power to vote or direct the voting of, the shares of Company Common Stock set forth on Schedule A hereto (all such shares, the “Existing Shares”);

WHEREAS, the Company Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and the holders of Company Common Stock, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger and directed that such matter be submitted for consideration at the Company Stockholders Meeting; and

WHEREAS, the Stockholders acknowledge that the execution and delivery of this Agreement by the Stockholders is a material inducement and condition to Parent’s willingness to enter into the Merger Agreement and each Stockholder has agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.	Definitions. Capitalized terms used but not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.

Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall remain in effect until the earlier of (a) termination of the Merger Agreement in accordance with the terms of Article VIII thereof and (b) the Effective Time; provided that (i) Sections 13 through 19 hereof shall survive any termination of this Agreement and (ii) termination of this Agreement shall not relieve any party of any liability or damages resulting from willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein prior to such termination.

3.	Voting and Support Agreement.

a.

Each Stockholder irrevocably and unconditionally hereby agrees that, during the term of this Agreement, at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of stockholders of the Company, however called, and in connection with any written consent of the stockholders of the Company, it shall:

i.

appear at such meeting or otherwise cause all of the Existing Shares and all other shares of Company Common Stock or voting securities over which such Stockholder has acquired, after the date hereof and prior to the termination of this Agreement, beneficial or record ownership and the sole power to vote or direct the voting thereof (including any such shares of Company Common Stock or other voting securities of the Company acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Company Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any Company equity awards) or otherwise) (the “Subsequently Acquired Shares” and, together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum; and

ii.

vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the adoption of the Merger Agreement, (B) in favor of any proposal to adjourn or postpone any meeting of the stockholders of the Company to a later date if there is not quorum or there are not sufficient votes to adopt the Merger Agreement, (C) against any Company Competing Proposal, and (D) against any action, proposal, transaction or agreement involving the Company or its Subsidiaries, or any amendment of the Organizational Documents of the Company, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholders contained in this Agreement or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of, adversely affect or materially delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

b.

Each Stockholder agrees to exercise all voting or other determination rights that such Stockholder has in any trust or other legal entity to carry out the intent and purposes of such Stockholder’s obligations in this Section 3 and otherwise set forth in this Agreement.

c.

Each Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against Parent, the Company or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement.

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d.

The obligations of the Stockholders set forth in this Section 3 shall apply whether or not the Merger, the adoption of the Merger Agreement or any action described above is recommended by the Company Board (or any committee thereof).

4.	Prohibition on Transfers and Conversion.

a.

Each Stockholder hereby agrees that it will not, prior to the termination of this Agreement, without the prior written consent of Parent, directly or indirectly offer for sale, sell, transfer, assign, give, convey, grant a proxy with respect to, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”).

b.

Notwithstanding the foregoing, nothing in this Agreement shall prohibit a Transfer of Shares for estate-planning purposes, or by testamentary disposition, or to an Affiliate, or with respect to a trust over which such Stockholder has sole or shared investment power, so long as (i) the transferee, prior to the time of such Transfer, agrees in a signed writing satisfactory to Parent to be bound by and comply with the provisions of this Agreement (the “Transferee Consent”), (ii) the Stockholder provides at least five (5) Business Days’ prior written notice to Parent of any such Transfer (which shall include the Transferee Consent) and (iii) the Stockholder shall remain responsible for any breach of this Agreement by such transferee (any Transfer permitted in accordance with this Section 4(b), a “Permitted Transfer”).

c.

Notwithstanding anything to the contrary in this Agreement, (i) each Stockholder is permitted to engage in new swaps or hedging transactions or other similar arrangements with respect to shares of Company Common Stock so long as such swaps or hedging transactions do not transfer voting power with respect to shares of Company Common Stock; (ii) nothing in this Agreement shall restrict or limit, or require the consent of Parent with respect to, any actions any Stockholder may take relating to, including the unwinding of, existing swaps or hedging arrangements of the Stockholders; and (iii) no shares of Company Common Stock underlying or relating to any of the Stockholders’ existing swaps or hedging arrangements or any future swaps or hedging arrangements shall be required to be listed on Schedule A.

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d.

Any transfer in violation of this Agreement shall be void ab initio. The Stockholders hereby agree that no Stockholder shall deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Stockholders under this Agreement with respect to any of the Shares.

5.	Additional Stockholder Covenants.

a.

Each Stockholder agrees, agrees to cause its controlled Affiliates and agrees to use its reasonable best efforts to cause its other Representatives not to take any action which, if it were taken by the Company or its Representatives, would violate Section 6.4 of the Merger Agreement.

b.

Each Stockholder agrees that, in the event that it acquires record or beneficial ownership of, or the power to vote or direct the voting of, any Subsequently Acquired Shares, Schedule A shall be deemed amended accordingly and such Subsequently Acquired Shares shall automatically become subject to the terms of this Agreement, and the Stockholder shall promptly notify Parent of any such event, unless such acquisition is pursuant to a Permitted Transfer.

c.

Each Stockholder represents, covenants and agrees that, except for this Agreement, it (i) has not entered into, and shall not enter into during the term of this Agreement, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with the Stockholder’s obligations under this Agreement and (ii) has not granted, and shall not grant during the term of this Agreement, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and the Stockholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of the Company at the request of the Company Board in connection with election of directors or other routine matters at any annual or special meeting of the stockholders of the Company.

d.

Each Stockholder represents, covenants and agrees that it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein or have the effect of preventing, impairing or adversely affecting the performance by such Stockholder of the Stockholder’s obligations under this Agreement. With respect to any shares of Company Common Stock over which the Stockholder has shared voting power, each Stockholder shall exercise its individual voting power over such shares, to the extent within its control, in a manner consistent with the Stockholder’s voting obligations under this Agreement with respect to the Shares.

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6.	Representations of the Stockholders. Each Stockholder represents and warrants as follows:

a.

The Stockholder has all requisite power and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject as to enforceability to Creditors’ Rights.

b.

The execution and delivery of this Agreement by the Stockholder does not, and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time, or both), (i) contravene, conflict with or result in a violation of any material provision of the Organizational Documents of Stockholder, (ii) with or without notice or lapse of time, or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Stockholder under any agreement to which Stockholder is a party or (iii) contravene, conflict with or result in a violation of any Law applicable to the Stockholder or any of its properties or assets, other than any such contraventions, conflicts or violations that would not reasonably be expected to, individually or in the aggregate, prevent, impede or materially delay the Stockholder’s ability to satisfy its obligations hereunder.

c.

No Consent from or filings with any Governmental Entity is required to be obtained or made by the Stockholder in connection with the execution, delivery and performance of this Agreement by Stockholder or the consummation by Stockholder of the transactions contemplated by this Agreement.

d.

The Stockholder owns beneficially or of record the Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Company Common Stock owned beneficially or of record by the Stockholder and over which the Stockholder, directly or indirectly, has sole or shared voting and dispositive authority, and such ownership is free and clear of any proxy, voting restriction, adverse claim or other Encumbrance (other than any restrictions created by this Agreement or under applicable federal or state securities laws).

e.

As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act and the rules and regulations promulgated thereunder, each as amended from time to time.

7.	Representations of the Company. The Company represents and warrants as follows:

a.

The Company is a legal entity duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform the Company’s obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the

5

transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject as to enforceability to Creditors’ Rights.

b.

The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time, or both), (i) contravene, conflict with or result in a violation of any material provision of the Organizational Documents of the Company, (ii) with or without notice or lapse of time, or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Company under any agreement to which the Company is a party or (iii) contravene, conflict with or result in a violation of any Law applicable to the Company or any of its properties or assets, other than any such contraventions, conflicts or violations that would not reasonably be expected to, individually or in the aggregate, prevent, impede or materially delay the Company’s ability to satisfy its obligations hereunder.

8.	Representations of Parent. Parent represents and warrants as follows:

a.

Parent is a legal entity duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation. Parent has all requisite corporate power and authority to execute and deliver this Agreement and to perform Parent’s obligations hereunder. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject as to enforceability to Creditors’ Rights.

b.

The execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time, or both), (i) contravene, conflict with or result in a violation of any material provision of the Organizational Documents of Parent, (ii) with or without notice or lapse of time, or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Parent under any agreement to which Parent is a party or (iii) contravene, conflict with or result in a violation of any Law applicable to Parent or any of its properties or assets, other than any such contraventions, conflicts or violations that would not reasonably be expected to, individually or in the aggregate, prevent, impede or materially delay Parent’s ability to satisfy its obligations hereunder.

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9.

Publicity. Each Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure in connection with the Merger, including in the Registration Statement, the Joint Proxy Statement or any other filing with any Governmental Entity made in connection with the Merger, the Stockholders’ identity and ownership of the Shares and the nature of the Stockholders’ obligations under this Agreement; provided that, prior to any such announcement or disclosure, as well as any other disclosure that references the Stockholders (individually or as part of a group), Parent and the Company shall use reasonable best efforts to provide the Stockholders with the opportunity to review and comment on any references to the Stockholders generally in such announcement or disclosure and consider such comments in good faith. Each Stockholder agrees to notify Parent and the Company as promptly as practicable of any inaccuracies or omissions in any information relating to such Stockholder that is so published or disclosed.

10.

Stock Dividends, Etc. In the event of any change in the Company Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

11.

Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

12.

Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

13.

Remedies/Specific Enforcement. The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to

7

prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 13, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 13. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

14.	Governing Law; Venue; Waiver of Jury Trial.

a.

THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

b.

THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR

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FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 15 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

c.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 14.

15.

Notice. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered in person; (b) transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to the Stockholders, to the addresses set forth on the signature pages hereto with a required copy (which copy shall not constitute notice):

Sullivan & Cromwell LLP 125 Broad Street
New York, NY 10004
Attention:	Rita-Anne O’Neill; Ari B. Blaut
Email:	oneillr@sullcrom.com; Blauta@sullcrom.com

9

(ii) if to Parent, to the following addresses:

Compass, Inc. 110 Fifth Avenue, 4th Floor
New York, New York 10011
Attention:	Robert Reffkin; Ethan Glass
Email:	[Intentionally Omitted]

with a required copy (which copy shall not constitute notice):

Kirkland & Ellis 601 Lexington Avenue
New York, NY 10022

Attention:	Joshua Kogan, P.C.; Rachael G. Coffey, P.C.
E-mail:	joshua.kogan@kirkland.com; rachael.coffey@kirkland.com

(iii) if to the Company, to the following addresses:

Anywhere Real Estate Inc.
175 Park Avenue
Madison, New Jersey 07940
Attention:	Ryan M. Schneider; Marilyn J. Wasser
E-mail:	[Intentionally Omitted]
[Intentionally Omitted]

with a required copy (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street
New York, NY 10019
Attention:	Steven A. Rosenblum
E-mail:	SARosenblum@wlrk.com

16.

Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Stockholders, Parent and the Company shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

10

17.

Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by the Stockholders, Parent and the Company, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

18.

No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to each Stockholder in the Stockholder’s capacity as a Stockholder of the Company, and, to the extent a Stockholder serves as a member of the board of directors or as an officer of the Company, nothing in this Agreement shall limit or affect any actions or omissions taken by the Stockholder in the Stockholder’s capacity as a director or officer and not as a Stockholder; provided, the foregoing shall not permit the Stockholder to fail to comply with the provisions of this Agreement in the Stockholder’s capacity as a Stockholder of the Company.

19.

Counterparts. This Agreement may be executed in multiple counterparts, including via facsimile or e-mail in “portable document format” form transmission, all of which shall be considered one and the same agreement and shall become effective when the counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

20.

No Agreement until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed by all parties thereto and (ii) this Agreement is executed and delivered by all parties hereto.

[Signature pages follow]

11

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

ANYWHERE REAL ESTATE INC.

By:	/s/ Ryan M. Schneider
Name: Ryan M. Schneider
Title: Chief Executive Officer and President

COMPASS, INC.

By:	/s/ Ryan Reffkin
Name: Ryan Reffkin
Title: Chief Executive Officer

[Voting and Support Agreement Signature Page]

STOCKHOLDERS:

AG MM, L.P.

/s/ Christopher Moore
Name: Christopher Moore
Title: Authorized Person

Address for Notices:

245 Park Avenue
26th Floor
New York, New York 10167

AG ARTS CREDIT FUND, L.P.

/s/ Christopher Moore
Name: Christopher Moore
Title: Authorized Person

Address for Notices:

245 Park Avenue
26th Floor
New York, New York 10167

AG CAPITAL SOLUTIONS SMA ONE, L.P.

/s/ Christopher Moore
Name: Christopher Moore
Title: Authorized Person

Address for Notices:

245 Park Avenue
26th Floor
New York, New York 10167

[Voting and Support Agreement Signature Page]

AG CREDIT SOLUTIONS NON-ECI MASTER FUND, L.P.

/s/ Christopher Moore
Name: Christopher Moore
Title: Authorized Person

Address for Notices:

245 Park Avenue
26th Floor
New York, New York 10167

AG CREDIT SOLUTIONS MASTER FUND II A, L.P.

/s/ Christopher Moore
Name: Christopher Moore
Title: Authorized Person

Address for Notices:

245 Park Avenue
26th Floor
New York, New York 10167

AG CORPORATE CREDIT OPPORTUNITIES FUND, L.P.

/s/ Christopher Moore
Name: Christopher Moore
Title: Authorized Person

Address for Notices:

245 Park Avenue
26th Floor
New York, New York 10167

[Voting and Support Agreement Signature Page]

AG CATALOOCHEE LP

/s/ Christopher Moore
Name: Christopher Moore
Title: Authorized Person

Address for Notices:

245 Park Avenue
26th Floor
New York, New York 10167

AG POTOMAC FUND, L.P.

/s/ Christopher Moore
Name: Christopher Moore
Title: Authorized Person

Address for Notices:

245 Park Avenue
26th Floor
New York, New York 10167

AG SUPER FUND MASTER, L.P.

/s/ Christopher Moore
Name: Christopher Moore
Title: Authorized Person

Address for Notices:

245 Park Avenue
26th Floor
New York, New York 10167

[Voting and Support Agreement Signature Page]

SCHEDULE A

Existing Share Information

Name of Record Holder	Company Common Stock
AG MM, L.P.	76,702
AG Arts Credit Fund, L.P.	59,572
AG Capital Solutions SMA One, L.P.	808,316
AG Credit Solutions Non-ECI Master Fund, L.P.	2,759,346
AG Credit Solutions Master Fund II A, L.P.	4,701,509
AG Corporate Credit Opportunities Fund, L.P.	396,594
AG Cataloochee LP	438,446
AG POTOMAC FUND, L.P.	264,294
AG Super Fund Master, L.P.	188,214

Exhibit 99.1

Compass Announces Combination with Anywhere Real Estate in All-Stock Transaction

NEW YORK, NY and MADISON, NJ, September 22, 2025 – Compass, Inc. (NYSE: COMP) (“Compass”) and Anywhere Real Estate Inc. (NYSE: HOUS) (“Anywhere”) jointly announce the signing of a definitive merger agreement to combine in an all-stock transaction. The combined company is expected to have an enterprise value of approximately $10 billion, including the assumption of debt.

This transaction pairs Compass’ years of investment in technology, innovative marketing offerings, and real estate professionals with Anywhere’s leading brands, broader and complementary businesses, and global reach. The combination of these companies will create a premier real estate platform, enabling agents and franchisees to best serve home sellers and home buyers.

“Today marks a monumental step towards our mission to empower real estate professionals with everything they need to grow their business and better serve their clients,” said Compass CEO & Founder Robert Reffkin. “I have deep respect for Anywhere’s leadership, agents, employees, culture, and brands. By bringing together two of the best companies in our industry, while preserving the unique independence of Anywhere’s leading brands, we now have the resources to build a place where real estate professionals can thrive for decades to come.”

“We are excited to unite our renowned brands, international footprint, and leading businesses to build a better real estate experience in concert with Compass,” said Anywhere CEO & President Ryan Schneider. “We have a unique opportunity to utilize the incredible breadth of talent across our companies, especially our world-class agents and franchisees, to deliver even more value to home buyers and home sellers across every phase of the home buying and home selling experience.”

“Technology continues to transform every industry and every profession. We are excited to partner with a company that shares our vision so that we can empower every real estate professional,” said Compass Co-Founder Ori Allon.

Strategic Rationale:

•

Creates a premier residential real estate platform. This transaction will bring together approximately 340,000 real estate professionals globally onto a shared network operating in every major U.S. city and serving approximately 120 countries and territories. The combined company will broaden its international referral network and significantly expand Compass’ innovative client solutions and technology to more home sellers, home buyers, and real estate professionals.

•

Diversifies Compass’ revenue streams. The transaction is expected to diversify Compass by adding over $1 billion[1] in revenue from Anywhere’s established franchise, title and escrow, and relocation operations. The approximately 1.2 million transactions[2] on a combined basis provide an opportunity to incorporate additional services and create more seamless transactions for home buyers and home sellers.

[1]	Amount represents revenue for Anywhere’s Franchise and Title groups for the twelve months ended June 30, 2025.
[2]

Represents the total homesale sides of Anywhere’s Franchise and Owned Brokerage groups combined with Compass’ Total Transactions for the twelve months ended June 30, 2025. Homesale sides and Total Transactions represent the number of transactions in which agents represented either the “buy” or “sell” side of a homesale.

•

Meaningful opportunity to realize non-GAAP OPEX synergies and strong combined free cash flow. Compass anticipates achieving $225+ million[3] in non-GAAP OPEX synergies, net of dissynergies and friction costs. These efficiencies, together with the improved cost and debt profile of the combined company, are expected to drive significant free cash flow and a stronger combined balance sheet.

•

Empowers more real estate professionals with technology to better serve their clients. Compass will continue to invest in technology to help agents grow their business and enhance the services they offer home buyers and home sellers.

Terms and Conditions

Under the terms of the agreement, each share of Anywhere common stock will be exchanged for 1.436 shares of Compass Class A common stock, which represents a value of $13.01 per Anywhere common stock share based on Compass’ 30 trading day volume weighted average price as of September 19, 2025. Upon completion of the transaction, current Compass shareholders will own approximately 78% of the combined company on a fully diluted basis, while Anywhere shareholders will own approximately 22%.

Timing and Approvals

The transaction has been unanimously approved by the Boards of Directors of both Compass and Anywhere. It is expected to close in the second half of 2026, subject to approval by both Compass and Anywhere shareholders, and satisfaction of customary closing conditions, including receipt of regulatory approvals. Robert Reffkin and TPG Angelo Gordon have entered into customary voting agreements in which they have agreed to vote their shares of Compass common stock and Anywhere common stock, respectively, in support of the transaction.

Upon closing of the transaction, Compass CEO & Founder Robert Reffkin will lead the combined company.

[3]

We have not reconciled non-GAAP OPEX synergies to a GAAP measure because certain expenses excluded from GAAP OPEX cannot be reasonably calculated or predicted at this time. Accordingly, reconciliation is not available without unreasonable effort.

Financing

Compass has obtained a $750 million financing commitment from Morgan Stanley Senior Funding, Inc. Post-close, Compass expects to prioritize deleveraging with the goal to reach net leverage of ~1.5x Adjusted EBITDA by year-end 2028.

Advisors

Morgan Stanley & Co. LLC is serving as exclusive financial advisor and Kirkland & Ellis LLP is serving as legal advisor to Compass. Goldman Sachs & Co. LLC is serving as the exclusive financial advisor and Wachtell, Lipton, Rosen & Katz is serving as the legal advisor to Anywhere.

Conference Call Details & Investor Materials

Compass is hosting an investor conference call on Monday, September 22, 2025, at 8 a.m. ET to discuss the transaction details. The conference call will be accessible via the Internet on the Compass Investor Relations website (https://investors.compass.com). You can also access the audio webcast via the following link. Accompanying materials detailing the specifics of the transaction and a recording of the conference call will be available online under the SEC Filings and Events & Presentations sections of the Compass Investor Relations website.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Anywhere and Compass, Anywhere and Compass will file relevant materials with the SEC, including a registration statement on Form S-4 filed by Compass (the “Registration Statement”) that will include a joint proxy statement of Compass and Anywhere that also constitutes a prospectus of Compass (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Anywhere and stockholders of Compass seeking their approval of the proposed transaction and other related matters. Each of Anywhere and Compass may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that Anywhere or Compass (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COMPASS AND ANYWHERE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about Anywhere or Compass, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by Anywhere will be available free of charge on Anywhere’s internet website at https://ir.anywhere.re/financials/sec-filings/default.aspx or by contacting Anywhere’s investor relations contact at investor.relations@anywhere.re. Copies of the documents filed with the SEC by Compass will be available free of charge on Compass’ internet website at https://investors.compass.com/financials/sec-filings/default.aspx or by contacting Compass’ investor relations contact at investorrelations@compass.com. The information included on or accessible through Anywhere’s website or Compass’ website is not incorporated by reference into this communication.

Participants in the Solicitation

Anywhere, Compass, their respective directors, and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Anywhere is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 24, 2025 (the “Anywhere Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 7, 2025. Please refer to the sections captioned “Compensation of Independent Directors,” “Independent Director Stock Ownership Guidelines,” “Ownership of our Common Stock” and “Executive Compensation” in the Anywhere Annual Meeting Proxy Statement. To the extent holdings of such participants in Anywhere’s securities have changed since the amounts described in the Anywhere Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001398987&owner=only. Information about the directors and executive officers of Compass is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 4, 2025 (the “Compass Annual Meeting Proxy Statement”) and in its Form 8-Ks, which were filed with the SEC on May 29, 2025, July 30, 2025 and September 9, 2025. Please refer to the sections captioned “Security Ownership of Certain Beneficial Owners and Management” and “Compensation Tables” in the Compass Annual Meeting Proxy Statement. To the extent holdings of such participants in Compass’ securities have changed since the amounts described in the Compass Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001563190&owner=only. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and the other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the expected timeline; and the ability to satisfy all closing conditions. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, Anywhere or Compass express an expectation or belief as to future results or events, it is based on Anywhere’s and/or Compass’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Anywhere nor Compass can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Compass’ and Anywhere’s ability to consummate the proposed transaction on the expected timeline or at all; Compass’ and Anywhere’s ability to obtain the necessary regulatory approval in a timely manner and the risk that such approval is not obtained or is obtained subject to conditions that are not anticipated; Compass’ or Anywhere’s ability to obtain approval of the stockholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Anywhere or Compass to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Compass’ and Anywhere’s ability to retain agents and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Compass’ ability to integrate Anywhere promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Anywhere’s or Compass’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Anywhere’s and Compass’ reports filed with the SEC, including Anywhere’s and Compass’ annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Joint Proxy Statement/Prospectus that will be included in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Anywhere’s or Compass’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Anywhere or Compass operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Anywhere nor Compass assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Anywhere’s or Compass’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“GAAP”), this communication includes certain non-GAAP measures, such as non-GAAP OPEX and Adjusted EBITDA (“non-GAAP measures”). Compass and Anywhere use non-GAAP measures in conjunction with GAAP measures as part of their overall assessment of their performance, to evaluate the effectiveness of their business strategies and to communicate with their board of directors concerning their financial performance. Compass and Anywhere believe non-GAAP measures are also helpful to investors, analysts and other interested parties because they can assist in providing a more consistent and comparable overview of Compass’ and Anywhere’s operations across historical financial periods. Non-GAAP measures have limitations as an analytical tool. Therefore, you should not consider them in isolation or as a substitute for analysis of Compass’ and Anywhere’s results as reported under GAAP. Because of these limitations, you should consider non-GAAP measures alongside comparable and other GAAP measures. In evaluating non-GAAP measures, you should be aware that in the future Compass and Anywhere may incur expenses that are the same as or similar to some of the adjustments reflected in this communication. Compass’ and Anywhere’s presentation of non-GAAP measures should not be construed to imply that their future results will be unaffected by the types of items excluded from the calculations of non-GAAP measures. Non-GAAP measures are not presented in accordance with GAAP and the use of these terms vary from others in the industry.

This communication also includes certain financial measures for the combined company. These measures are provided for illustrative purposes, are based on an arithmetic sum of the relevant historical financial measures of Compass and Anywhere and do not reflect pro forma adjustments. These measures do not reflect what the combined company’s financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. The combined company’s actual financial position and results of operations may differ significantly from the amounts reflected herein due to a variety of factors.

About Compass

Compass (NYSE: COMP) is a leading tech-enabled real estate services company that includes the largest residential real estate brokerage in the United States by sales volume. Founded in 2012 and based in New York City, Compass provides an end-to-end platform that empowers its residential real estate agents at its owned-brokerage to deliver exceptional service to seller and buyer clients. The platform includes an integrated suite of cloud-based software for customer relationship management, marketing, client service, brokerage services, and other critical functionality, all custom-built for the real estate industry. Compass agents utilize the platform to grow their business, save time, and manage their business more efficiently. The Compass network includes Christie’s International Real Estate, with over 100 independently owned brokerage Affiliates in 50 countries and territories. For more information on how Compass empowers real estate agents, one of the largest groups of small business owners, please visit www.compass.com.

About Anywhere

Anywhere (NYSE: HOUS) is moving real estate to what’s next. Anywhere fulfills its purpose to empower everyone’s next move through its leading integrated services, which include franchise, brokerage, relocation, and title and settlement businesses, as well as mortgage and title insurance underwriter minority owned joint ventures. Anywhere’s brands are some of the most recognized names in real estate: Better Homes and Gardens® Real Estate, CENTURY 21®, Coldwell Banker®, Coldwell Banker Commercial®, Corcoran®, ERA®, and Sotheby’s International Realty®. Every day, Anywhere helps fuel the productivity of its vast network of franchise owners and Anywhere’s more than 300,000 affiliated agents globally as they build stronger businesses and best serve today’s consumers. Learn more about Anywhere’s award-winning culture of innovation and integrity at www.anywhere.re.

Contact Information

Investor Contact

Soham Bhonsle

soham.bhonsle@compass.com

Media Contact

Devin Daly Huerta

devin.daly@compass.com

Investor Contact

Tom Hudson

Tom.Hudson@anywhere.re

Media Contact

Kyle Kirkpatrick

kyle.kirkpatrick@anywhere.re